Exhibit 99.1

VEDANTA LIMITED

(Formerly Sesa Sterlite Limited)

CIN: L13209GA1965PLC000044

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto,

Panaji, Goa – 403 001

Phone No. +91-832 2460 600, Fax: +91-832 2460 690

Email id: comp.sect@vedanta.co.in, Website: www.vedantalimited.com

COURT CONVENED MEETING OF THE EQUITY SHAREHOLDERS OF VEDANTA LIMITED

AND

POSTAL BALLOT AND E-VOTING

Day:	Thursday
Date:	8 September, 2016
Time:	10.00 a.m. IST
Venue:	Hotel Mandovi, D. B. Marg, Panaji, Goa – 403 001

Index

Sr. No.	Contents	Page No.

1.	Notice of Court Convened Meeting of the Equity Shareholders of Vedanta Limited	2

2.	Notice of Postal Ballot and Remote E-Voting	7

3.	Explanatory Statement under Section 393 of the Companies Act, 1956 and Section 102 of the Companies Act, 2013	12

4.	Scheme of Arrangement of Cairn India Limited with Vedanta Limited and their respective shareholders and creditors under Sections 391 to 394 read with Sections 100 to 103 of the Companies Act, 1956 and Section 52 of the Companies Act, 2013 and other applicable provisions of the Companies Act, 1956 and/or Companies Act, 2013, as may be applicable	43

5.	Observation Letters from BSE Limited and from National Stock Exchange of India Limited, both dated 10 September, 2015, conveying their No-Objection to the Scheme of Arrangement	79

6.	Fairness Opinion dated 14 June, 2015 and Fairness Opinion dated 22 July, 2016 each issued by Lazard India Private Limited	82

7.	Complaints Report dated 15 July, 2015 filed with National Stock Exchange of India Limited and 16 July, 2015 filed with BSE Limited	94

8.	Form of Proxy	Enclosed

9.	Attendance Slip	Enclosed

10.	Postal Ballot Form – Loose Leaf insertion	Enclosed

IN THE HIGH COURT OF BOMBAY JUDICATURE AT GOA

COMPANY APPLICATION (MAIN) NO. 168 of 2015

READ WITH COMPANY APPLICATION NO. 44 OF 2016

In the matter of the Companies Act, 1956 and the Companies Act, 2013;

And

In the matter of Sections 100 – 103 and 391 to 394 of the Companies Act, 1956 and Section 52 of the Companies Act, 2013 and other applicable provisions of the Companies Act, 1956 and/or Companies Act, 2013, as may be applicable;

And

In the matter of the Scheme of Arrangement under Sections 391 to 394 read with Sections 100-103 of the Companies Act, 1956 and Section 52 of the Companies Act, 2013 and other applicable provisions of the Companies Act, 1956 and /or Companies Act, 2013, as may be applicable between Cairn India Limited (Transferor Company) and Vedanta Limited (Transferee Company) and their respective shareholders and creditors.

Vedanta Limited CIN No L13209GA1965PLC000044, a public limited Company incorporated under the Companies Act, 1956 and having its registered office at Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa - 403 001	) ) )

…Applicant/Transferee Company

NOTICE CONVENING THE MEETING OF THE EQUITY SHAREHOLDERS OF THE APPLICANT COMPANY

To,

The Equity Shareholders of Vedanta Limited (“Applicant Company” or “Company”):

TAKE NOTICE that by Orders passed on 18 December, 2015 and 22 July, 2016 in the abovementioned Company Application, the Hon’ble High Court of Bombay at Goa has directed that a meeting of the equity shareholders of the Applicant Company, be convened and held at Hotel Mandovi, D.B. Marg, Panaji, Goa-403 001 on Thursday, 8 September, 2016 at 10.00 a.m. IST, to transact the Special Business mentioned below. This notice is given for consideration of the resolution mentioned below to be passed at such Court Convened Meeting and by remote e-voting pursuant to Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations, 2015”) and Section 108 of the Companies Act, 2013 read with the relevant rules.

The Audit Committee and the Board of Directors of the Applicant Company had at their respective meetings held on 14 June, 2015, approved the Scheme. After taking into account prevailing market conditions and having regard to underlying commercial factors, the Audit Committee and Board of Directors considered a change in the share exchange ratio as was provided for in the Scheme as was approved on 14 June, 2015. Accordingly, joint valuation report submitted by Price Waterhouse & Co LLP and Walker Chandiok & Co LLP (“Joint Exchange Ratio Report”) and the fairness opinion provided by Lazard India Private Limited in relation to the revised share exchange ratio (“Fairness Opinion”) were placed before the Audit Committee and the Board of Directors at their respective meetings on 22 July, 2016. Based on the recommendations of the Audit Committee after taking into consideration the revised exchange ratio as recommended in the Joint Exchange Ratio Report and the Fairness Opinion, the Board of Directors at its meeting held on 22 July, 2016 approved the revised share exchange ratio. The Audit Committee and the Board also considered and accepted the change in the Appointed Date, as defined in the Scheme, to 1 April, 2016 (from 1 April, 2015, as provided earlier) and substitution of the accounting treatment to IndAS 103 (Business Combinations) notified by the Ministry of Corporate Affairs. The amended Scheme with the revised share exchange ratio, change in Appointed Date and substitution of accounting treatment was approved by the Board of Directors and the Audit Committee of the Applicant Company subject to inter alia approval by the requisite majority of the shareholders and creditors of the Applicant Company as may be required, and subject to the sanction of the jurisdictional High Courts (or National Company Law Tribunal, if and when applicable) where the registered office of the Company is situated and of such other authorities, as may be necessary.

To consider and, if thought fit, approve with or without modification(s), the following Resolution under Sections 391 to 394 of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof for the time being in force) provisions of Companies Act, 2013 as may be applicable, and the provisions of the Memorandum and Articles of Association of the Company for approval of the proposed amalgamation embodied in the scheme of arrangement of Cairn India Limited with Vedanta Limited and their respective shareholders and creditors (“Scheme”).

“RESOLVED THAT pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof for the time being in force), provisions of Companies Act, 2013 as may be applicable, the provisions of the Memorandum and Articles of Association of the Company and subject to the approval of the Hon’ble High Court of Judicature at Bombay or Hon’ble High Court of Bombay at Goa (or National Company Law Tribunal, if and when applicable), and subject to such other approvals, permissions and sanctions of regulatory and other authorities, as may be necessary and subject to such conditions and modifications as may be prescribed or imposed by the Hon’ble High Court of Judicature at Bombay or Hon’ble High Court of Bombay at Goa (or National Company Law Tribunal, if and when applicable) or by any regulatory or other authorities, while granting such consents, approvals and permissions, which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the “Board”, which term shall be deemed to mean and include one or more Committee(s) constituted/to be constituted by the Board or any other person authorised by it to exercise its powers including the powers conferred by this Resolution), the proposed amalgamation embodied in the scheme of arrangement of Cairn India Limited with Vedanta Limited and their respective shareholders and creditors (“Scheme”) placed before this meeting and initialled by the Chairman of the meeting for the purpose of identification, be and is hereby approved.

RESOLVED FURTHER THAT the Board be and is hereby authorized to do all such acts, deeds, matters and things, as it may, in its absolute discretion deem requisite, desirable, appropriate or necessary to give effect to this resolution and effectively implement the amalgamation embodied in the Scheme and to accept such modifications, amendments, limitations and/or conditions, if any, which may be required and/or imposed by the Hon’ble High Court of Judicature at Bombay or Hon’ble High Court of Bombay at Goa (or the National Company Law Tribunal, if and when applicable) while sanctioning the amalgamation embodied in the Scheme or by any authorities under law, or as may be required for the purpose of resolving any doubts or difficulties that may arise in giving effect to the Scheme, as the Board may deem fit and proper.”

TAKE FURTHER NOTICE that in pursuance of the said Orders and as directed therein, a meeting of the equity shareholders of the Applicant Company, will be held at Hotel Mandovi, D.B. Marg, Panaji, Goa 403 001 on Thursday, 8 September, 2016 at 10.00 a.m. IST, at which place, day, date and time you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy provided that a proxy in the prescribed form, duly signed by you or your authorised representative, is deposited at the registered office at Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa-403 001 not later than 48 (forty eight) hours before the time fixed for the aforesaid meeting.

TAKE FURTHER NOTICE that each equity shareholder can opt for only one mode of voting i.e. either at the venue of the meeting of the equity shareholders of the Applicant Company or by remote e-voting, as mentioned above. If you opt for remote e-voting, then do not vote at the venue of the meeting and vice-versa. In case of shareholders exercising their right to vote via both modes, i.e. at the venue of the meeting of the equity shareholders of the Applicant Company as well as remote e-voting, then remote e-voting shall prevail over voting by the said shareholder at the venue of the meeting of the equity shareholders and the vote cast at the venue of the meeting by that shareholder shall be treated as invalid.

The Hon’ble High Court has appointed Mr. Kishore Kumar Rajagopal, CEO, Iron Ore Business of the Applicant/ Transferee Company, failing whom/ in absence of whom, Mr. Gautam Doshi, failing whom/ in absence of whom, Mr Jagdish Agarwal, Head Legal - Iron Ore, of the Applicant/ Transferee Company be appointed as the Chairman of the said meeting or for any adjournment or adjournments thereof.

A copy of the Scheme, the Explanatory Statement under Section 393 of the Companies Act, 1956 and Section 102 of the Companies Act, 2013, Form of Proxy, Attendance Slip, Observation Letters issued by BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”), Fairness Opinion issued by Lazard India Private Limited and the Complaints Report are enclosed.

-sd-

Kishore Kumar Rajagopal

Chairman appointed for the meeting

Dated: 30 July, 2016

Place: Mumbai

CIN: L13209GA1965PLC000044

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa – 403 001, India.

Notes:

1.	A REGISTERED EQUITY SHAREHOLDER OF THE APPLICANT COMPANY ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF/HERSELF AND SUCH PROXY NEED NOT BE A MEMBER OF THE APPLICANT COMPANY. THE INSTRUMENT APPOINTING A PROXY IN ORDER TO BE EFFECTIVE, SHOULD BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY DULY COMPLETED AND SIGNED, NOT LESS THAN 48 (FORTY EIGHT) HOURS BEFORE THE COMMENCEMENT OF THE MEETING OF THE EQUITY SHAREHOLDERS.

2.	As per Section 105 of the Companies Act, 2013 and rules made thereunder, a person can act as Proxy on behalf of not more than 50 (fifty) members holding in aggregate, not more than 10% (ten percent) of the total share capital of the Applicant Company carrying voting rights. Further, a member holding more than 10% of the total share capital of the Applicant Company carrying voting rights may appoint a single person as Proxy and such person shall not act as Proxy for any other person or shareholder.

3.	The equity shareholders of the Applicant Company whose names appearing in the records of the Company as on Saturday, 3 September, 2016 shall be eligible to attend and vote at the meeting of the equity shareholders of the Applicant Company or cast their votes using remote e-voting facility. Members attending the meeting are requested to bring duly filled attendance slips.

4.	All alterations made in the Form of Proxy should be initialled.

5.	Only registered equity shareholders of the Applicant Company may attend and vote (either in person or by Proxy or by Authorised Representative under Sections 112 and 113 and other applicable provisions of the Companies Act, 2013) at the equity shareholders meeting. The Authorised Representative of a Body Corporate which is a registered equity shareholder of the Applicant Company may attend and vote at the equity shareholders meeting provided a certified true copy of the resolution of the Board of Directors or other governing body of the Body Corporate under Section 113 of the Companies Act, 2013 authorizing such representative to attend and vote at the equity shareholders’ meeting is deposited at the Registered Office of the Applicant Company not later than 48 (forty eight) hours before the commencement of the meeting.

6.	Foreign Portfolio Investors (FPIs)/ Foreign Institutional Investors (FIIs) who are registered equity shareholder(s) of the Applicant Company would be required to deposit certified copies of Custodial Resolutions/Power of Attorney, as the case may be, authorizing the individuals named therein, to attend and vote at the meeting on its behalf. These documents must be deposited at the Registered Office of the Applicant Company not later than 48 (forty eight) hours before the commencement of the meeting. Registered equity shareholders who hold shares in dematerialised form are requested to bring their Client ID and DP ID details for easy identification of the attendance at the meeting.

7.	Members are informed that in case of joint holders attending the meeting, only such joint holder whose name stands first in the Register of Members of the Applicant Company in respect of such joint holding will be entitled to vote.

8.	During the period beginning 24 (twenty four) hours before the time fixed for the commencement of the meeting and ending with the conclusion of the meeting, a member would be entitled to inspect the proxies lodged at any time during the business hours of the Company, provided that not less than 3 (three) days of notice in writing is given to the Company.

9.	The Notice is being sent to all the equity shareholders, whose names appeared in the records of the Company as on Friday, 29 July, 2016. This notice of the Court Convened Meeting of the Members of the Applicant Company is also posted on the website of the Company www.vedantalimited.com and also on the website of Karvy Computershare Private Limited (“Karvy”) at https://evoting.karvy.com.

10.	The Applicant Company has engaged Karvy to provide remote e-voting facilities to the Shareholders of the Applicant Company to exercise votes on the business given in Notice, through electronic voting system to those shareholders holding shares as on Saturday, 3 September, 2016, being the cut-off date fixed for determining voting rights of shareholders entitled to participate in the remote e-voting process. The remote e-voting rights of the shareholders/beneficial owners shall be reckoned on the equity shares held by them as on Saturday, 3 September, 2016.

11.	The Applicant Company has appointed Mr. Nilesh G Shah, Practising Company Secretary, as the Scrutinizer to conduct the remote e-voting process in a fair and transparent manner.

12.	The material documents referred to in the accompanying Explanatory Statement shall be open for inspection by the equity shareholders at the Registered Office of the Applicant Company on all working days between 11:00 a.m. IST to 1:00 p.m. IST.

13.	Any person who acquires shares of the Company and becomes member of the Applicant Company after the cut off date i.e. 3 September, 2016, shall not be eligible to vote either electronically or at the Court Convened Meeting. However, members who have acquired shares after the despatch of the Notice of the Court Convened Meeting and before the cut off date may obtain the User ID and Password by sending a request at evoting@karvy.com or comp.sect@vedanta.co.in.

14.	VOTING THROUGH REMOTE E-VOTING

In compliance with provisions of Section 108 of the Companies Act, 2013 read with the Companies (Management and Administration) Rules, 2014 as amended (Rules) and Regulation 44 of the Listing Regulations 2015, the Company is pleased to provide to its members facility to exercise their right to vote by electronic means. The business may be transacted through e-voting services provided by Karvy.

The facility for voting through ballot paper shall be made available at the Meeting and the members attending the Meeting who have not cast their vote by remote e-voting shall be able to exercise their rights at the Meeting through ballot paper. Members who have cast their votes by remote e-voting prior to the Meeting may attend the meeting but shall not be entitled to cast their vote again.

The procedure and instructions for e-voting are as follows:

a)	Open your web browser during the voting period and navigate to ‘https://evoting.karvy.com’.

b)	Enter the login credentials (i.e., user-id & password) mentioned on the e-voting form. Your Folio/DP Client ID will be your User-ID.

1)	User – ID

(A)	For Members holding shares in Demat Form:-

(i) For NSDL:- 8 Character DP ID followed by 8 Digits Client ID

(ii) For CDSL:- 16 digits beneficiary ID

(B)	For Members holding shares in Physical Form:-

Event no. followed by Folio Number registered with the Company

2)	Passwords/PIN: Your Unique password is printed separately or sent via email and forwarded through the electronic notice

3)	Captcha: Enter the Verification code i.e., please enter the alphabets and numbers in the exact way as they are displayed for security reasons.

c)	If you are already registered with Karvy for e-voting then you can use your existing user ID and password / PIN for casting your vote.

d)	Please contact our toll free No. 1-800-34-54-001 for any further clarifications.

e)	Members can cast their vote online from Monday, 5 September, 2016, at 9:00 a.m. IST and till Wednesday, 7 September, 2016, at 5:30 p.m. IST.

f)	After entering these details appropriately, click on “LOGIN”.

g)	Members holding shares in dematarialised/physical form will now reach password change menu wherein they are required to mandatorily change their login password in the new password field. The new password has to be minimum eight characters consisting of at least one upper case (A-Z), one lower case (a-z), one numeric value (0-9) and a special character. Kindly note that this password can be used by the dematarialised shares’ holders for voting for resolution of any other Company on which they are eligible to vote, provided that Company opts for e-voting through Karvy Computershare Private Limited e-Voting platform. System will prompt you to change your password and update any contact details like mobile #, email ID etc on 1st (first) login. You may also enter the secret question and answer of your choice to retrieve your password in case you forget it. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential.

h)	You need to login again with the new credentials.

i)	On successful login, system will prompt to select the ‘Event’ i.e, ‘Company Name’ (Event Number 2522).

j)	If you are holding shares in dematarialised form and had logged on to https://evoting.karvy.com and casted your vote earlier for any company, then your existing login id and password are to be used.

k)	On the voting page, you will see Resolution description and against the same, the option ‘FOR/AGAINST/ABSTAIN’ for voting. Enter the number of shares (which represents number of votes) under ‘FOR/AGAINST/ABSTAIN’ or alternatively you may partially enter any number in ‘FOR’ and partially in ‘AGAINST’, but the total number in ‘FOR/AGAINST’ taken together should not exceed your total shareholding. If you do not want to vote FOR/AGAINST a resolution you can select ‘ABSTAIN’.

l)	After selecting the resolution you have decided to vote on, click on “SUBMIT”. A confirmation box will be displayed. If you wish to confirm your vote, click on “OK”, or to change your vote, click on “CANCEL” and accordingly modify your vote.

m)	Once you ‘CONFIRM’ your vote on the resolution, you will not be allowed to modify your vote.

n)	Corporate/Institutional Members (corporate/Fls/FPIs/Flls/Trust/Mutual Funds/Banks etc) are required to send scan (PDF format) of the relevant Board resolution to the Scrutinizer through e-mail to nilesh@ngshah.com with copy to evoting@karvy.com. The file scanned image of the Board Resolution should be in the naming format “Corporate Name_ Event no.”

o)	Once the vote on a resolution has been cast by a member, the member shall not be allowed to change it subsequently or cast the vote again. If a shareholder casts the vote using remote e-voting facility, he shall not be eligible to vote at the venue of the meeting of the equity shareholders of the Applicant Company and vice versa.

p)	In case of any queries, you may refer the Frequently Asked Questions (FAQs) for shareholders and e-voting user manual for shareholders available at the Downloads section of https://evoting.karvy.com.

15.	The queries, if any, related to the scheme of arrangement should be sent to the Company in the name of Deputy Company Secretary at its Registered Office or an email to comp.sect@vedanta.co.in.

VEDANTA LIMITED

(Formerly Sesa Sterlite Limited)

CIN: L13209GA1965PLC000044

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto,

Panaji, Goa – 403 001

Phone No. +91-832 2460 600, Fax: +91-832 2460 690

Email id: comp.sect@vedanta.co.in, Website: www.vedantalimited.com

NOTICE OF POSTAL BALLOT AND REMOTE E-VOTING TO THE SHAREHOLDERS OF THE COMPANY

NOTICE PURSUANT TO SECTION 110 AND OTHER APPLICABLE PROVISIONS OF THE COMPANIES ACT, 2013 READ WITH THE COMPANIES (MANAGEMENT AND ADMINISTRATION) RULES, 2014, REGULATION 44 AND OTHER APPLICABLE PROVISIONS OF THE SECURITIES AND EXCHANGE BOARD OF INDIA (LISTING OBLIGATIONS AND DISCLOSURE REQUIREMENTS) REGULATIONS, 2015 (“LISTING REGULATIONS 2015”) (INCLUDING ANY STATUTORY MODIFICATION(S) OR RE-ENACTMENT THEREOF FOR THE TIME BEING IN FORCE), AND CIR/CFD/CMD/16/2015 DATED 30 NOVEMBER, 2015 ISSUED BY THE SECURITIES AND EXCHANGE BOARD OF INDIA (“SEBI”)

Dear Shareholder(s),

The Board of Directors and the Audit Committee of the Company at their respective meetings held on 14 June, 2015 had resolved to obtain the approval, with or without modifications, of the shareholders of the Company through postal ballot and remote e-voting for the following business:

Item No 1: To approve the proposed scheme of arrangement of Cairn India Limited with Vedanta Limited and their respective shareholders and creditors (“Scheme”);

and

Item No. 2: To approve the reduction of capital of the Company by an adjustment against / utilisation of the capital reserve and securities premium account of the Company.

After taking into account prevailing market conditions and having regard to underlying commercial factors, the Audit Committee and Board of Directors considered a change in the share exchange ratio as was provided for in the Scheme as approved on 14 June, 2015. Accordingly, joint valuation report submitted by Price Waterhouse & Co LLP and Walker Chandiok & Co LLP (“Joint Exchange Ratio Report”) and the fairness opinion provided by Lazard India Private Limited in relation to the revised share exchange ratio (“Fairness Opinion”) were placed before the Audit Committee and the Board of Directors at their respective meetings on 22 July, 2016. Based on the recommendations of the Audit Committee after taking into consideration the revised exchange ratio as recommended in the Joint Exchange Ratio Report and the Fairness Opinion, the Board of Directors at its meeting held on 22 July, 2016 approved the revised share exchange ratio. Accordingly, the Audit Committee and the Board also considered and accepted the change in the Appointed Date as defined in the Scheme to 1 April, 2016 (from 1 April, 2015, as provided earlier) and substitution of the accounting treatment to IndAS 103 (Business Combinations) notified by the Ministry of Corporate Affairs. The amended Scheme with the revised share exchange ratio, change in Appointed Date and substitution of accounting treatment was approved by the Board of Directors and the Audit Committee of the Applicant Company subject to approval by the requisite majority of the shareholders and creditors of the Applicant Company as may be required, and subject to the sanction of the jurisdictional High Courts (or National Company Law Tribunal, if and when applicable) where the registered office of the Company is situated and of such other authorities as may be necessary.

Accordingly, the proposed resolutions and the explanatory statements thereto are being sent to you along with a Postal Ballot Form for your consideration.

With respect to Item No. 1 of this notice, the Company seeks the approval of its public shareholders for the Scheme by means of postal ballot and remote e-voting under Section 110 of the Companies Act, 2013 read with rules made thereof, Regulation 44 of the Listing Regulations 2015 and such other Regulations as may be applicable, the terms of SEBI Circular CIR/CFD/CMD/16/2015 dated 30 November, 2015 (“SEBI Circular”). The SEBI Circular require the Scheme to be put for voting by public shareholders through postal ballot and remote e-voting and provides that “the Scheme shall be acted upon only if the votes cast by the public shareholders in favour of the proposal are more than the number of votes cast by the public shareholders against it”.

With respect to Item No. 1 of this Notice, and pursuant to terms of SEBI Circular, the Scheme shall be acted upon only if the votes cast by the public shareholders of Company in favour (Assent) of the proposal are more than the number of votes cast by the public shareholders against (Dissent) it. Any votes received from non-public shareholders will be considered invalid, so far as this resolution is concerned. This notice is given in terms of said SEBI Circular for consideration of the resolution listed as Item No. 1 by postal ballot and remote e-voting pursuant to Section 110 of the Companies Act, 2013 read with relevant Rules.

With respect to Item No. 2 of this Notice, the Company seeks the approval of the shareholders by way of a special resolution for reduction of capital of the Company by an adjustment against / utilisation of the capital reserve and the securities premium account of the Company as an integral part of the Scheme. This notice is given for consideration of the resolution listed as Item No. 2 by postal ballot and remote e-voting pursuant to Section 110 of the Companies Act, 2013 read with relevant Rules.

To consider, and, if thought fit, to pass, with or without modification(s) the following resolution(s):

Item No 1:

“RESOLVED THAT pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof for the time being in force), provisions of Companies Act, 2013 as may be applicable, the provisions of the Memorandum and Articles of Association of the Company and subject to the approval of the Hon’ble High Court of Judicature at Bombay or Hon’ble High Court of Bombay at Goa (or National Company Law Tribunal, if and when applicable), and subject to such other approvals, permissions and sanctions of regulatory and other authorities, as may be necessary and subject to such conditions and modifications as may be prescribed or imposed by the Hon’ble High Court of Judicature at Bombay or Hon’ble High Court of Bombay at Goa (or National Company Law Tribunal, if and when applicable) or by any regulatory or other authorities, while granting such consents, approvals and permissions, which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the “Board”, which term shall be deemed to mean and include one or more Committee(s) constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution), the proposed amalgamation embodied in the scheme of arrangement of Cairn India Limited with Vedanta Limited and their respective shareholders and creditors (“Scheme”), be and is hereby approved.

RESOLVED FURTHER THAT the Board be and is hereby authorized to do all such acts, deeds, matters and things, as it may, in its absolute discretion deem requisite, desirable, appropriate or necessary to give effect to this resolution and effectively implement the amalgamation embodied in the Scheme and to accept such modifications, amendments, limitations and/or conditions, if any, which may be required and/or imposed by the Hon’ble High Court of Judicature at Bombay or Hon’ble High Court of Bombay at Goa (or National Company Law Tribunal, if and when applicable) while sanctioning the amalgamation embodied in the Scheme or by any authorities under law, or as may be required for the purpose of resolving any doubts or difficulties that may arise in giving effect to the Scheme, as the Board may deem fit and proper.”

Item No 2:

SPECIAL RESOLUTION

“RESOLVED THAT pursuant to the provisions of Section 100 and other applicable provisions, if any, of the Companies Act, 1956 and Section 52 and other applicable provisions, if any, of the Companies Act, 2013 and subject to the confirmation and sanction of the Hon’ble High Court of Judicature at Bombay or Hon’ble High Court of Bombay at Goa (or National Company Law Tribunal, if and when applicable) to the Scheme and the approval of appropriate authorities in this regard, if any, and subject to such terms, conditions and modifications as may be imposed or prescribed while granting such consent, confirmation and approval there shall be an adjustment against / utilization of the capital reserve and securities premium account of the Company as an integral part of the Scheme, as per Clause 4.14 and Clause 4.15 of the Scheme, which shall be regarded as reduction of share capital of the Company.

RESOLVED FURTHER THAT the reduction of share capital of the Company to the extent stated above, shall form an integral part of the Scheme.

RESOLVED FURTHER THAT any Director of the Company be and is hereby authorised to do all such acts, deeds, matters and things and to take such further and other steps as may be necessary, desirable or expedient to give effect to the above resolution.

RESOLVED FURTHER THAT the copy of this resolution certified to be true by any of the Director of the Company, be submitted to the concerned authorities and they be requested to act thereon.”

By the Orders passed on 18 December, 2015 and 22 July, 2016 in Company Application (Main) No. 168 of 2015 read with Company Application No. 44 of 2016, the Hon’ble High Court of Bombay at Goa, had directed that a meeting of the equity shareholders of the Applicant Company (“Court Convened Meeting”) be convened and held on 8 September, 2016 at Hotel Mandovi, D.B. Marg, Panaji, Goa 403 001 at 10.00 a.m. (IST) for the purpose of considering and if thought fit approving with or without modification(s), the proposed amalgamation embodied in the Scheme.

In addition to the Court Convened Meeting, the Applicant Company also seeks the approval of its equity shareholders to the Scheme by way of postal ballot and remote e-voting pursuant to the applicable provisions of the Companies Act, 2013 read with the Companies (Management and Administration) Rules, 2014 (Including any statutory modification or re-enactment thereof for the time being in force), Regulation 44 and other applicable provisions of the Listing Regulations, 2015, the SEBI Circular and under relevant provisions of the applicable laws.

Kindly note that each equity shareholder can opt for only one mode of voting, i.e., either by Postal Ballot Form or remote e-voting. If you opt for remote e-voting, then do not vote by postal ballot and vice-versa. In case of shareholders exercising their right to vote via both modes, i.e. postal ballot as well as e-voting, then e-voting shall prevail over voting through postal ballot and vote through postal ballot of that shareholder shall be treated as invalid.

Notes:

1.	The Explanatory Statement under Section 393 of the Companies Act, 1956 (which may also be treated as Explanatory Statement of material facts under Section 102 read with Section 110 of the Companies Act, 2013) with the rationale for proposing the Resolution stated in the Notice above is annexed hereto.

2.	The Postal Ballot Notice has been sent to all the members of the Company whose names appear on the Records of the Company on Friday, 29 July, 2016. Only a member who is entitled to vote is entitled to exercise his/her vote through postal ballot. The shareholders who have registered their e-mail IDs for receipt of documents in electronic mode have been sent the Notice of Postal Ballot by e-mail.

3.	The Postal Ballot Notice also has been placed on Company’s website: www.vedantalimited.com and Karvy Computershare e-voting website i.e. https://evoting.karvy.com and will remain on such website until the last date of receipt of the Postal Ballot from members.

4.	Voting rights shall be reckoned on the paid up value of the shares registered in the names of the shareholders as on the cut-off date i.e. Friday, 29 July, 2016. Any person who acquires shares of the Company and becomes member of the Applicant Company after the cut off date for postal ballot and e-voting i.e. Friday, 29 July 2016 shall not be eligible to vote either through postal ballot or through remote e-voting.

5.	The material documents referred to in the accompanying Explanatory Statement shall be open for inspection by the equity shareholders at the Registered Office of the Applicant Company on all working days between 10:00 a.m. IST to 12.00 noon IST up to the last date for receipt of the Postal Ballot Form.

6.	Members who have not received Postal Ballot Forms may apply to the Company at Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa – 403 001 or alternatively download the Form from the link www.evoting.karvy.com or from the Company’s website www.vedantalimited.com.

7.	The Applicant Company has engaged M/s Karvy Computershare Private Limited (“Karvy”) to provide remote e-voting facilities to the shareholders of the Applicant Company to exercise votes on the business given in Notice, through electronic voting system to those shareholders holding shares as on Friday, 29 July, 2016, being the cut-off date fixed for determining voting rights of shareholders entitled to participate in the remote e-voting process.

8.	The Postal Ballot Form along with instructions for voting/e-voting are enclosed. The Applicant Company has appointed Nilesh Shah, Practising Company Secretary as Scrutinizer for conducting the postal ballot/e-voting process in a fair and transparent manner.

9.	You are requested to read the instructions carefully and return the Postal Ballot Form duly completed in the enclosed self-addressed, postage pre-paid envelope so as to reach the Scrutinizer on or before the close of working hours on 7 September, 2016. Postal Ballots received after this date will be treated as invalid. Alternatively, you may cast your votes by responding electronically (remote e-voting) in the manner described in the said instructions. The remote e-voting period commences from Monday, 8 August, 2016 at 9:00 a.m. IST and ends on Wednesday, 7 September, 2016 at 5:30 p.m. IST. During this period shareholders of the Applicant Company, holding shares either in physical form or in dematerialised form, as on the cut-off date i.e. Friday, 29 July, 2016, may cast their vote electronically. The e-voting module shall be disabled by Karvy for voting on Wednesday, 7 September, 2016 at 5:30 p.m. IST. Responses received after this date and time will be treated as invalid.

10.	The Scrutinizer will submit his report on completion of scrutiny and the results of Postal Ballot shall be announced at the Registered office of the Company on Friday, 9 September, 2016 from 9:00 a.m. IST. The results and Scrutinizer’s report will also be uploaded on the website of the Company www.vedantalimited.com.

VOTING THROUGH POSTAL BALLOT

1.	A member/ beneficial owner desiring to exercise vote by postal ballot may complete this Postal Ballot Form and send it to the Company in the attached self-addressed, postage pre-paid business reply envelope. However, envelopes containing postal ballots forms, if sent by courier at the expenses of the registered member/ beneficial owner will also be accepted.

2.	The self-addressed envelope bears the address of the Scrutinizer appointed by the Board of Directors of the Company.

3.	This form should be completed and signed by the member/ beneficial owner. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the company) by the first named member/ beneficial owner and in his/ her absence, by the next named member/ beneficial owner. There will be one Postal Ballot Form for every Folio/Client ID irrespective of the number of joint holders.

4.	Please note that postal ballot shall not be signed by the Proxy.

5.	Assent or dissent to the proposed resolution may be recorded by placing a tick mark (3) in the appropriate column. The assent or dissent received in any other Form shall not be considered valid.

6.	The voting rights of shareholders shall be in proportion to their shares of the paid up equity share capital of the Company as on Friday, 29 July, 2016. Any person who acquires shares of the Company and becomes member of the Applicant Company after the cut off date for postal ballot and e-voting i.e. Friday, 29 July 2016 shall not be eligible to vote either through postal ballot or through remote e-voting.

7.	Incomplete, unsigned or incorrectly ticked Postal Ballot Form will be rejected.

8.	Duly completed Postal Ballot Form should reach the Company or the Scrutinizer not later than the close of working hours on 7 September, 2016, 5:30 p.m. IST. All Postal Ballot Forms received after this date will be strictly treated as if the reply from the member/ beneficial owner has not been received.

9.	The results of the voting by postal ballot will be announced, on Friday, 9 September, 2016 at the registered office of the Company at Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa – 403 001 and also published in the newspaper, communicate to the Stock Exchanges and shall also post on the website of the Company www.vedantalimited.com and Karvy, hhtps://evoting.karvy.com.

10.	In case of shares held by companies, trusts, societies etc. the duly completed Postal Ballot Form should be accompanied by a certified true copy of Board Resolution/Authority, authorizing the signatory to execute and sign the Postal Ballot Form. Further, where the form has been signed by a representative of the President of India or Governor of State, certified copy of the nomination should accompany the Postal Ballot Form.

11.	Members/ beneficial owners are requested not to send any other paper along with the Postal Ballot Form in the enclosed self-addressed envelope as the envelope will be sent to the Scrutinizer and any extraneous paper found in the envelope would be destroyed by the Scrutinizer. Members/ beneficial owners are also requested not to write anything on the Postal Ballot Form except giving their assent or dissent and affixing their signatures.

12.	A member may request for duplicate Postal Ballot Form, if so required. However, the duly filled in and signed duplicate Postal Ballot Form should reach the Scrutinizer not later than the date specified in point no (8) above.

13.	Postal Ballot form received by fax will be rejected as if reply from the shareholder has not been received unless the original Postal Ballot Form is received within prescribed time period.

14.	The Scrutinizer’s decision on the validity of a postal ballot will be final.

15.	Members are requested to fill in the Postal Ballot Form in indelible ink and not in any erasable writing mode.

VOTING THROUGH E-VOTING

In compliance with provisions of Section 108 of the Companies Act, 2013 read with the Companies (Management and Administration) Rules 2014 and Regulation 44 of the SEBI Listing Regulations, the Company is pleased to provide members facility to exercise their right to vote by electronic means and the business may be transacted through e-voting services provided by Karvy.

The procedure and instructions for e-voting are as follows:

a)	Open your web browser during the voting period and navigate to ‘https://evoting.karvy.com’.

b)	Enter the login credentials (i.e., user-id & password) mentioned on the e-voting form. Your Folio/DP Client ID will be your User-ID.

1)	User – ID

(A)	For Members holding shares in Demat Form:-

(i)	For NSDL:- 8 Character DP ID followed by 8 Digits Client ID

(ii)	For CDSL:- 16 digits beneficiary ID

(B)	For Members holding shares in Physical Form:-

Event no. followed by Folio Number registered with the Company

2)	Passwords/PIN: Your Unique password is printed separately or sent via email and forwarded through the electronic notice

3)	Captcha: Enter the Verification code i.e., please enter the alphabets and numbers in the exact way as they are displayed for security reasons.

c)	If you are already registered with Karvy for e-voting then you can use your existing user ID and password / PIN for casting your vote.

d)	Please contact our toll free No. 1-800-34-54-001 for any further clarifications.

e)	Members can cast their vote online from Monday, 8 August, 2016 at 9:00 a.m. IST and ends on Wednesday, 7 September, 2016 at 5:30 p.m. IST.

f)	After entering these details appropriately, click on “LOGIN”.

g)	Members holding shares in Dematarialised/Physical form will now reach password change menu wherein they are required to mandatorily change their login password in the new password field. The new password has to be minimum eight characters consisting of at least one upper case (A-Z), one lower case (a-z), one numeric value (0-9) and a special character. Kindly note that this password can be used by the dematarialised shares’ holders for voting for resolution of any other Company on which they are eligible to vote, provided that Company opts for e-voting through Karvy Computershare Private Limited e-Voting platform. System will prompt you to change your password and update any contact details like mobile #, email ID etc on first login. You may also enter the secret question and answer of your choice to retrieve your password in case you forget it. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential.

h)	You need to login again with the new credentials.

i)	On successful login, system will prompt to select the ’Event’ i.e., ‘Company Name’.

j)	If you are holding shares in dematialised form and had logged on to https://evoting.karvy.com and casted your vote earlier for any company, then your existing login id and password are to be used.

k)	On the voting page, you will see Resolution description and against the same, the option ‘FOR/AGAINST/ABSTAIN’ for voting. Enter the number of shares (which represents number of votes) under ‘FOR/AGAINST/ABSTAIN’ or alternatively you may partially enter any number in ‘FOR’ and partially in ‘AGAINST’, but the total number in ‘FOR/AGAINST’ taken together should not exceed your total shareholding. If the shareholder do not want to cast, select ‘ABSTAIN’.

l)	After selecting the resolution you have decided to vote on, click on “SUBMIT”. A confirmation box will be displayed. If you wish to confirm your vote, click on “OK”, else to change your vote, click on “CANCEL” and accordingly modify your vote.

m)	Once you ‘CONFIRM’ your vote on the resolution, you will not be allowed to modify your vote.

n)	Corporate/Institutional Members (corporate/Fls/FPIs/Flls/Trust/Mutual Funds/Banks etc.) are required to send scan (PDF format) of the relevant Board Resolution to the Scrutinizer through e-mail to nilesh@ngshah.com with copy to evoting@karvy.com. The file scanned image of the Board Resolution should be in the naming format “Corporate Name_ Event no.”.

o)	Once the vote on a resolution is cast by a member, the member shall not be allowed to change it subsequently or cast the vote again.

p)	In case of any queries, you may refer the Frequently Asked Questions (FAQs) for Shareholders and e-voting user manual for Shareholders available at the Downloads section of https://evoting.karvy.com.

For Vedanta Limited

D. D. Jalan

Whole-Time Director & Chief Financial Officer

Dated this 30 July 2016

Place: Mumbai

CIN: L13209GA1965PLC000044

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa - 403 001, India.

IN THE HIGH COURT OF BOMBAY JUDICATURE AT GOA

COMPANY APPLICATION (MAIN) NO. 168 OF 2015

READ WITH COMPANY APPLICATION NO. 44 OF 2016

In the matter of the Companies Act, 1956 and the Companies Act, 2013;

And

In the matter of Sections 100 – 103 and 391 to 394 of the Companies Act, 1956 and Section 52 of the Companies Act, 2013 and other applicable provisions of the Companies Act, 1956 and/or Companies Act, 2013, as may be applicable;

And

In the matter of the Scheme of Arrangement under Sections 391 to 394 read with Sections 100-103 of the Companies Act, 1956 and Section 52 of the Companies Act, 2013 and other applicable provisions of the Companies Act, 1956 and /or Companies Act, 2013, as may be applicable between Cairn India Limited (Transferor Company) and Vedanta Limited (Transferee Company) and their respective shareholders and creditors.

Vedanta Limited CIN No L13209GA1965PLC000044, a company incorporated under the Companies Act, 1956 and having its registered office at Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa - 403 001	) ) )

…Applicant/Transferee Company

EXPLANATORY STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956 AND SECTION 102, SECTION 108 AND SECTION 110 OF THE COMPANIES ACT, 2013 TO THE NOTICE OF THE COURT CONVENED MEETING AND THE POSTAL BALLOT MEETING AND REMOTE E-VOTING OF THE EQUITY SHAREHOLDERS OF VEDANTA LIMITED

In this statement, Vedanta Limited is referred to as the “Applicant Company” or “Transferee Company”. Cairn India Limited is referred as the “Transferor Company” or “Cairn India” and the Applicant/Transferee Company and Transferor Company are collectively referred to as “the Companies”. The other definitions contained in the enclosed scheme of arrangement (“Scheme”) will also apply to this Explanatory Statement.

Item No 1:

The following statement as required under Section 393 of the Companies Act, 1956 and Section 102, Section 108 and Section 110 of the Companies Act, 2013 sets forth the details of the proposed Scheme, its effects, and in particular any material interests of the Directors in their capacity as members:

1.	Pursuant to orders dated 18 December, 2015 and 22 July, 2016, passed by the Hon’ble High Court of Bombay at Goa, in the Company Application referred to above, a meeting of the equity shareholders of the Applicant Company, is being convened for the purpose of considering and, if thought fit, approving, with or without modification(s), the amalgamation proposed under the Scheme of the Companies and its shareholders and creditors, under sections 391 to 394 read with Sections 100 to 103 of the Companies Act, 1956 and Section 52 of the Companies Act, 2013 and other applicable provisions of the Companies Act, 1956 and/or Companies Act, 2013, as may be applicable (“Act”).

2.	Additionally, in terms of Circular No. CIR/CFD/CMD/16/2015 dated 30 November, 2015, the Scheme shall also be subject to the approval of public shareholders (i.e. equity shareholders other than those forming part of Promoter and Promoter Group) by passing a resolution through Postal Ballot / remote e-voting, as specified in the Notice of Postal Ballot forming part of this Notice.

3.	The Audit Committee and the Board of Directors of the Applicant Company at their respective meetings held on 14 June, 2015, had approved the Scheme. After taking into account prevailing market conditions and having regard to underlying commercial factors, the Audit Committee and Board of Directors considered change in the share exchange ratio as was provided for in the Scheme as approved on 14 June, 2015. Accordingly, joint valuation report submitted by Price Waterhouse & Co LLP and Walker Chandiok & Co LLP (“Joint Exchange Ratio Report”) and the fairness opinion provided by Lazard India Private Limited in relation to the revised share exchange ratio (“Fairness Opinion”) were placed before the Audit Committee and the Board of Directors at their respective meetings on 22 July, 2016. Based on the recommendations of the Audit Committee after taking into consideration the revised exchange ratio as suggested in the Joint Exchange Ratio Report and the Fairness Opinion by the Board of Directors, the Board of Directors at its meeting held on 22 July, 2016 approved the revised share exchange ratio. The Audit Committee and the Board also considered and accepted the change in the Appointed Date, as defined in the Scheme, to 1 April, 2016 (from 1 April, 2015 as provided earlier) and substitution of the accounting treatment to IndAS 103 (Business Combinations) notified by the Ministry of Corporate Affairs. The amended Scheme with the revised share exchange ratio, change in Appointed Date and substitution of accounting treatment was approved by the Board of Directors and the Audit Committee of the Applicant Company subject to approval by the requisite majority of the shareholders and creditors of the Applicant Company as may be required, and subject to the sanction of the Hon’ble High Court of Judicature at Bombay or Hon’ble High Court of Bombay at Goa (or National Company Law Tribunal, if and when applicable) and of such other authorities as may be necessary.

4.	A copy of the amended Scheme setting out the terms and conditions of the arrangement, inter alia, providing for amalgamation of Cairn India with the Applicant Company, is attached to this Explanatory Statement.

1.	BACKGROUND OF THE COMPANIES:

1.1	Vedanta Limited

a)	Vedanta Limited, the Applicant Company was incorporated on 25 June, 1965 as a private limited company under the name “Sesa Goa Private Limited” under the Companies Act, 1956 and the Registrar of Companies, Goa issued a certificate of incorporation dated 25 June, 1965. The Applicant Company was later converted to a public company and the Registrar of Companies, Goa issued a second certificate of incorporation on 10 October, 1996 under the name “Sesa Goa Limited”. The name was changed to “Sesa Sterlite Limited” and the Registrar of Companies, Goa issued a fresh certificate of incorporation on 18 September, 2013. Thereafter, the said name was once again changed and the Registrar of Companies, Goa issued a fresh certificate of incorporation upon name change dated 21 April, 2015 under the name “Vedanta Limited”.

b)	The registered office of the Applicant Company is situated at Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa – 403 001, India. The Applicant Company is currently in the process of shifting its registered office from the State of Goa to the State of Maharashtra and has already made an application to the Regional Director with respect to the same. The same is at an advanced stage and is pending before the Regional Director.

c)	As per the latest audited annual accounts of the Applicant Company as on 31 March, 2016, the authorized, issued, subscribed and paid-up share capital of the Applicant Company was as under:

Amount (Rs.) (in crores)
Authorised Equity Share Capital
51,27,01,00,000 equity shares of Re. 1	5127.01

TOTAL	5127.01

Authorised Preference Share Capital
350,00,000 preference shares of Rs. 10 each	35.00

TOTAL	35.00

Issued, Subscribed and Paid-up Share Capital:
2,965,004,871 Equity Shares of Re. 1 each *	296.50

TOTAL	296.50

*	Includes allotment of 310,632 equity shares to shareholders of erstwhile Sterlite Industries (India) Limited have been kept in abeyance.

d)	The objects of the Applicant Company are set out in its Memorandum of Association. The Applicant Company is primarily a metals and mining Company with business interests in copper, iron, aluminium, power generation and zinc on consolidated basis. The relevant object, inter alia, are set out hereunder:

A.	MAIN OBJECTS

“III.	THE OBJECTS FOR WHICH THE COMPANY IS ESTABLISHED EXTEND TO INDIA AND ABROAD ARE THE FOLLOWING:

1.	To continue to carry on the business of this Company, which was a Sociedade Por Quotas Resposabilidade Limitada, and to carry on all or any of the business of prospecting, exploring, mining, winning, importing, exporting, dealing, processing, buying, selling and distributing and generally dealing in earth and ore of all kinds including iron-ore, ferromanganese, china-clay, quartz, silica, abrasive minerals, aluminium minerals, anlydrite, antimony minerals, aquamarine, asbestos, barium minerals, bauxite, fluorspars and others.

2.	To purchase, take on lease or otherwise acquire mines, lands, and mineral properties, and also grants, concession, leases, claims, licences of or other interest in mines, mining rights, lands, mineral properties, water rights, either absolutely or conditionally and either solely or jointly with others.

3.	To buy, sell, import, export, distribute, prepare, produce, process and manufacture agriculture, forest, mineral, animal or any other goods, ware commodities, merchandise, article and things of any description or kind whatsoever.

4.	To carry on all or any of the business of exploring, discovering, producing, refining, processing, importing, exporting, distributing and generally dealing in crude oil, natural gas and other hydrocarbons.

16.	To amalgamate, enter into partnership, or into any arrangement for sharing profits union of interests, cooperation, joint adventures, or reciprocal concessions, or for limiting competition with any person or Company carrying on or engaged in, or about to carry on or engage in, any business or the transaction which the Company is authorised to carry on or engage in or which can be carried on in conjunction therewith or which is capable of being conducted so as to directly or indirectly benefit the Company.”

e)	The equity shares of the Applicant Company are listed on the BSE and NSE. The American Depository Shares of the Applicant Company are listed on the New York Stock Exchange.

1.2	Cairn India Limited

a)	Cairn India Limited, the Transferor Company, was incorporated on 21 August, 2006 as a Company under the name “Cairn India Limited” under the provisions of Companies Act, 1956 and the Registrar of Companies, Maharashtra, Mumbai issued a certificate of incorporation dated 21 August, 2006 and a certificate of commencement of business on 14 September, 2006.

b)	The registered office of the Transferor Company is situated at 1st Floor, Wing ‘C’, Unit No.103, Wing-2, Corporate Avenue, Chakala, Andheri (E), Mumbai - 400 093, Maharashtra, India.

c)	As per the latest audited annual accounts of the Transferor Company as on 31 March, 2016 the authorized, issued, subscribed and paid-up share capital of the Transferor Company was as under:

Amount (Rs.) (in crores)
Authorised Share Capital:
225,00,00,000 Equity Shares of Rs. 10 each	2,250.00

TOTAL	2,250.00

Issued, Subscribed and Fully Paid-up Share Capital:
1,87,48,62,481 Equity Shares of Rs. 10 each	1,874.86

TOTAL	1,874.86

There has been no change in the capital structure of the Transferor Company subsequent to 31 March, 2016. The Applicant Company currently directly/indirectly holds 59.9% of the equity share capital of the Transferor Company. Further 14,338,846 options are outstanding against Cairn Employee Benefit Option Plan as on 30 June, 2016.

d)	The objects of the Transferor Company are set out in its Memorandum of Association. The Transferor Company is inter alia engaged in the business of oil and gas exploration, development and production. The relevant object, inter alia, are set out hereunder.

“III. OBJECTS FOR WHICH THE COMPANY IS ESTABLISHED ARE:

A.	MAIN OBJECTS TO BE PURSUED BY THE COMPANY ON ITS INCORPORATION

1.	To carry on in India and elsewhere in the world the business or businesses of surveying, prospecting, drilling and exploring for, acquiring, developing, producing, maintaining, refining, storing, trading, supplying, transporting, marketing, distributing, importing, exporting and generally dealing in minerals and other natural oils, petroleum and all other forms of solid, liquid and gaseous hydrocarbons and other minerals and their products and by-products and all their branches.

2.	To search for, purchase, take on lease or licence, obtain concessions over or otherwise acquire, any estate or interest in, develop the resources of, work, dispose of, or otherwise turn to account, land or sea or any other place in India or in any other part of the world containing, or thought likely to contain, oil, petroleum, petroleum resource or alternate source of energy or other oils in any form, asphalt, bitumen or similar substances or natural gas, chemicals or any substances used, or which is thought likely to be useful for any purpose for which petroleum or other oils in any form, asphalt, bitumen or similar substances, or natural gas is, or could be used and to that end to organise, equip and employ expeditions, commissions, experts and other agents and to sink wells, to make borings and otherwise to search for, obtain, exploit, develop, render suitable for trade, petroleum, other mineral oils, natural gas, asphalt, or other similar substances or products thereof.”

B.	OBJECTS INCIDENTAL OR ANCILLARY TO THE ATTAINMENT OF THE MAIN OBJECTS:

22.	To merge, acquire, take over, amalgamate or consolidate with any other company in such manner as may be permitted by law”

e)	The equity shares of the Transferor Company are listed on the BSE and NSE.

2.	BACKGROUND OF THE SCHEME

a)	The Transferee Company is a flagship Company of Vedanta Group and ranks among India’s largest metals and mining companies. The Transferee Company is a metals and mining company with business interests in copper, iron, aluminium and zinc on consolidated basis power generation.

b)	The Transferor Company was set up with the objective of oil and gas exploration, development and production, and today the Transferor Company continues to engage in this business.

c)	The Scheme provides for the amalgamation of the Transferor Company with the Transferee / Applicant Company and issuance of equity shares and preference shares by the Transferee / Applicant Company to the public shareholders of the Transferor Company in consideration of the amalgamation as set out in the Scheme and consequent transfer and vesting of all the assets, liabilities, contracts, employees, licenses, records, approvals, etc. of the Transferor Company to the Applicant Company. Upon the Scheme becoming effective, no shares will be issued to the Applicant Company and its subsidiaries against the shares held by them in the Transferor Company.

d)	Upon Scheme being implemented, the Transferor Company will stand dissolved without winding up and without any further act by the parties to the Scheme. On and from the Effective Date (as defined hereinafter), the name of the Transferor Company shall be stuck off from the records of the Registrar of Companies, Mumbai.

3.	RATIONALE OF THE SCHEME

3.1	The rationale for the proposed amalgamation of the Transferor Company with the Applicant Company is, inter alia, as follows:

The Scheme is expected to achieve the following benefits:

•	Consolidation and simplification of the group structure;

•	Enhanced diversification as a global natural resources player;

•	Stability and enhancement in earnings and cash flow;

•	Operational effectiveness and cost optimisation

•	Stronger balance sheet resulting in:

•	Improved allocation of capital;

•	Broader access to capital markets;

•	Lower cost of capital.

3.2	The amalgamation is in the interest of the shareholders, creditors and all other stakeholders of the respective companies and is not prejudicial to the interests of the concerned shareholders, creditors or the public at large.

4.	CORPORATE APPROVALS

a)	The Audit Committee and the Board of Directors of the Applicant Company at their respective meetings held on 14 June, 2015 had approved the Scheme. After taking into account prevailing market conditions and having regard to underlying commercial factors, the Audit Committee and Board of Directors considered a change in the share exchange ratio as was provided for in the Scheme as approved on 14 June, 2015. Accordingly, the Joint Exchange Ratio Report and the Fairness Opinion were placed before the Audit Committee and the Board of Directors at their respective meetings on 22 July, 2016.

b)	Based on the recommendations of the Audit Committee, after taking into consideration the revised exchange ratio as suggested in the Joint Exchange Ratio Report and the Fairness Opinion by the Board of Directors, the Board of Directors at its meeting held on 22 July, 2016 approved the revised share exchange ratio. The Audit Committee and the Board also considered and accepted the change in the Appointed Date, as defined in the Scheme, to 1 April, 2016 (from 1 April, 2015, as provided earlier) and substitution of the accounting treatment to IndAS 103 (Business Combinations) notified by the Ministry of Corporate Affairs. The amended Scheme with the revised share exchange ratio, change in appointed date and substitution of accounting treatment was approved by the Board of Directors and the Audit Committee of the Applicant Company subject to approval by the requisite majority of the shareholders and creditors of the Applicant Company as may be required, and subject to the sanction of the Hon’ble High Court of Judicature at Bombay or Hon’ble High Court of Bombay at Goa (or National Company Law Tribunal, if and when applicable) and of such other authorities as may be necessary.

5.	SALIENT FEATURES

The salient features of the Scheme are as follows:

a)	Amalgamation of Cairn India into Applicant Company pursuant to the relevant provisions of Companies Act, 1956/ Companies Act, 2013;

b)	In consideration of amalgamation, every equity shareholder Cairn India would receive 1 (one) equity share of face value of Re. 1/- (Rupee One) each and 4 (four) 7.5% redeemable preference share of the face value of Rs. 10/- (Rupees Ten) each credited as fully paid up of Vedanta for every 1 (One) fully paid up equity share of the face value of Rs. 10/-(Rupees Ten) each of Cairn India held by them;

c)	The equity shares and the preference shares will be issued to the public shareholders of Cairn India and no share would be issued to Applicant Company or its subsidiaries against shares held by them in Cairn India;

d)	Equity shares and the preference shares issued as consideration will be listed on the BSE and the NSE upon the Scheme becoming effective;

e)	Appointed Date for the amalgamation will be 1 April, 2016;

f)	The accounting for the amalgamation shall be in accordance with the Indian Accounting Standards – IndAS 103 (Business Combinations) notified by the Ministry of Corporate Affairs as detailed out in Clause 10 of the Scheme; and

g)	The Effective Date shall mean the date on which last of the dates on which the following conditions are satisfied:

i)	Approvals of Ministry of Petroleum and Natural Gas, Government of India, being received as required under the provisions of the production sharing contracts concerned for transfer of participating interest and for transfer of operatorship in the blocks, wherever required;

ii)	The Scheme being approved by a shareholders’ resolution of Cairn India and Applicant Company passed by way of postal ballot/remote e-voting in terms of para 5.16 of the SEBI Circular No. ClR/CFD/DIL/5/2013 dated 4 February, 2013 as revised by Circular No. CIR/CFD/DIL/8/2013 dated 21 May, 2013 (including any amendments thereof); provided that the same shall be acted upon only if the votes cast by the public shareholders in favor of the proposal are more than the number of votes cast by the public shareholders against it;

iii)	The Scheme being approved by the requisite majorities in number and value of such classes of persons including the respective members and/or creditors of Cairn India and Applicant Company as may be directed by the High Court (or National Company Law Tribunal, if and when applicable);

iv)	The Scheme being sanctioned by the Hon’ble Hight Court of judicature at Bombay or Hon’ble High Court of Bombay at Goa (or National Company Law Tribunal, if and when applicable).

v)	Certified copy/(ies) of the Order of the High Court sanctioning the Scheme being filed with the Registrar of Companies by Cairn India and Applicant Company.

vi)	The Scheme being approved by shareholders of Vedanta Resources Plc, as required under the UKLA’s Listing Rules.

Please note that the features set out above are only the salient features of the Scheme. The members are requested to read the entire text of the Scheme annexed hereto to get fully acquainted with the provisions thereof.

6.	CAPITAL STRUCTURE PRE AND POST AMALGAMATION

a)	Pre and post-amalgamation capital structure of the Applicant Company is as follows:

Sr. No.	Category	Pre-Amalgamation as on 31 March, 2016		Post-Amalgamation (based on Shareholding as on 31 March, 2016)
		No. of Shares	Amount (Rs.) (in crores)	No. of Shares	Amount (Rs.) (in crores)
A.	Authorised Equity Share Capital:
	Equity Shares of Re. 1/- each	51,27,01,00,000	5,127.01	66,120,100,000	6,612.01
B.	Authorised Preference Share Capital
	Preference Shares of Rs. 10/- each	350,00,000	35	800,000,000	800.00
C.	Issued, Subscribed & Paid Up Share Capital:
	Equity Shares of Re. 1/- each *	2,965,004,871	296.50	3,717,153,353	371.72
	Preference Shares of Rs. 10/- each	—	—	3,008,593,928	3,008.59

	Total Issued, Subscribed & Paid Up Share Capital		296.50	6,725,747,281	3,380.31

*	includes 310,632 equity shares kept in abeyance. These shares are not a part of the listed equity capital.

7.	PRE AND POST AMALGAMATION SHAREHOLDING PATTERN

Pursuant to the Listing Regulations 2015, pre and post amalgamation (expected) shareholding pattern of the Applicant Company and pre amalgamation shareholding pattern of Cairn India are given below:

a)	The pre and post-amalgamation shareholding pattern of the Applicant Company has been annexed as Annexure A1 & A2 respectively.

The post-amalgamation shareholding pattern of preference shareholding of Applicant Company has been annexed as Annexure B.

Pursuant to the amalgamation, shares will only be issued to the public shareholders of the Transferor Company. The shares held by the Applicant Company and its subsidiaries as on record date in the Transferor Company will be cancelled and no shares will be issued to the Applicant Company and its subsidiaries.

b)	The pre-amalgamation shareholding pattern of Cairn India has been annexed as Annexure C.

8.	EXTENT OF SHAREHOLDING OF DIRECTORS AND KEY MANAGERIAL PERSONNEL:

The Directors and Key Managerial Personnel (KMP) of the Applicant Company and Cairn India may be deemed to be concerned and/or interested in the Scheme only to the extent of their shareholding in their respective companies, or to the extent the said directors/KMP are the partners, directors, members of the companies, firms, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the companies. Save as aforesaid, none of the directors, managing director or the manager or KMP of the Applicant Company or Cairn India has any material interest in the Scheme.

The shareholding of the present Directors and KMPs of the Applicant Company and Cairn India, as on June 30, 2016 is as under:

Shareholding of Directors and KMP of the Applicant Company

Name of Director	Position	Equity Shares held in
		Applicant Company	Transferor Company
Mr. Navin Agarwal	Executive Chairman	Nil	Nil
Mr. Naresh Chandra	Non Executive Independent Director	Nil	Nil
Mr. Ravi Kant	Non Executive Independent Director	Nil	Nil
Ms. Lalita D. Gupte	Non Executive Independent Director	Nil	Nil
Ms. Anuradha Dutt	Non Executive Independent Director	Nil	Nil
Mr. Tarun Jain	Whole Time Director	Nil	Nil
Mr. Thomas Albanese	Whole Time Director & Chief Executive Officer	Nil	Nil
Mr. Din Dayal Jalan	Whole-Time Director & Chief Financial Officer	Nil	Nil

Shareholding of Directors and KMP of Cairn India:

Name of Director	Position	Equity Shares held in
		Applicant Company	Transferor Company
Mr. Navin Agarwal	Chairman, Non Executive Director	Nil	Nil
Mr. Tarun Jain	Non Executive Director	Nil	Nil
Ms. Priya Agarwal	Non Executive Director	Nil	Nil
Mr. Naresh Chandra	Non Executive Independent Director	Nil	Nil
Dr. Omkar Goswami	Non Executive Independent Director	Nil	Nil
Mr. Aman Mehta	Non Executive Independent Director	Nil	Nil
Mr. Edward T Story	Non Executive Independent Director	Nil	Nil
Mr Sudhir Mathur	Chief Financial Officer	Nil	Nil

9.	APPROVALS

a)	Pursuant to the Clause 24(f) of the erstwhile Listing Agreement and SEBI Circular No. ClR/CFD/DIL/5/2013 dated 4 February, 2013 as revised by Circular No. CIR/CFD/DIL/8/2013 dated 21 May, 2013, the Transferee / Applicant Company had filed necessary applications before BSE and NSE seeking their no-objection to the Scheme. The Applicant Company has received the observation letters, both dated 10 September, 2015 from BSE and NSE, conveying their no-objection to the Scheme (“Observation Letters”). Copies of the aforesaid Observation Letters are enclosed herewith.

b)	BSE and NSE vide their observation letters dated 10 September, 2015 advised that the letter from the office of the Deputy Commissioner of Income Tax (International Taxation), Circle-1(2)(1) dated 23 June, 2015 is brought to the notice of Hon’ble High Court and shall duly comply with various provisions of the SEBI Circulars. As required by the SEBI Circular, the Applicant Company has filed the Complaints Report (indicating NIL complaint) with NSE on 15 July, 2015 and with BSE on 16 July, 2015. After filing of the Complaints Report, the Applicant Company has received nil complaints as on 27 July, 2016. A copy of the aforementioned Complaints Report is enclosed here with. Further in compliance to the SEBI Circulars, the public shareholders are also entitled to postal ballot including e-voting for the approval sought to the proposed Scheme. In terms of the SEBI Circulars, the approval to the Scheme under postal ballot including e-voting shall be deemed to have been approved provided that the Scheme is approved by a simple majority of the public shareholders participating through postal ballot including e-voting.

10.	GENERAL

a)	The rights and interests of the shareholders and creditors (secured and unsecured) of either of the Applicant Company or the Transferor Company will not be prejudicially affected by this Scheme as the Applicant Company, post this Scheme, will be able to meet its liabilities as they arise in the ordinary course of business.

b)	In relation to the Court Convened Meeting, the equity shareholders of the Applicant Company whose names appearing in the records of the Company as on 3 September, 2016 shall be eligible to attend and vote at the Court convened meeting of the equity shareholders of the Applicant Company or cast their votes using remote e-voting facility.

c)	In relation to the postal ballot meeting (including e-voting thereunder) the equity shareholders whose names are appearing in the records of the Company as on 29 July, 2016, shall be eligible to vote at the postal ballot meeting or cast their votes using e-voting facility.

d)	Except for extent of the shares held by the Directors and KMP stated in paragraph 8 above, none of the Directors or KMP of the Applicant Company is in any way connected or interested in the aforesaid resolution.

e)	The latest audited accounts for the financial year ended 31 March, 2016 and latest unaudited accounts for the quarter ended 30 June, 2016 of the Applicant Company indicates that it is in a solvent position and would be able to meet liabilities as they arise in the course of business. There is no likelihood that any secured or unsecured creditor of the concerned companies would lose or be prejudiced as a result of this Scheme being passed since no sacrifice or waiver is at all called for from them nor are their rights sought to be modified in any manner. Hence, the amalgamation will not cast any additional burden on the shareholders or creditors of either Company, nor will it affect the interest of any of the shareholders or creditors.

f)	There are no winding up proceedings pending against the Applicant Company as of date.

g)	No investigation proceedings are pending or are likely to be pending under the provisions of Chapter XIV of the Companies Act, 2013 or under the provisions of the Companies Act, 1956 in respect of the Applicant Company.

h)	Inspection of the following documents may be had by the equity shareholders of the Applicant Company at the registered office of the Applicant Company on any working day (except Saturdays) prior to the date of the meeting between 11:00 am and 1:00 pm.

i.	a copy of the orders dated 18 December, 2015, 22 January, 2016, 4 March, 2016, 6 May, 2016, 17 June, 2016 and 22 July, 2016 of the Goa High Court passed in Company Application (Main) No. 168 of 2015 Company Application No. 3 of 2016, Company Application No. 19 of 2016, Company Application No. 37 of 2016, Company Application No. 39 of 2016 and Company Application No. 44 of 2016 respectively directing the convening of the meeting of the shareholders and creditors of the Applicant Company;

ii.	Papers and proceeding of the above mentioned applications;

iii.	Memorandum and Articles of Association of the Applicant Company and the Transferor Company;

iv.	Audited Financial Statements of the Applicant Company and the Transferor Company for last three financial years ended 31 March, 2016, 31 March, 2015 and 31 March, 2014;

v.	Unaudited financial statement of the Applicant Company and Cairn India as on 30 June, 2016;

vi.	Register of Directors’ shareholdings of the Applicant Company;

vii	Copies of the Observation Letters dated 10 September, 2015 received from BSE and NSE;

viii.	Copies of the Complaints Reports filed with NSE on 15 July, 2015 and with BSE on 16 July, 2016;

ix.	Valuation Report dated 14 June, 2015 and dated 22 July, 2016 of Price Waterhouse & Co LLP and Walker Chandiok & Co LLP; and

x.	Fairness Opinion dated 14 June, 2015 and dated 22 July, 2016, issued by Lazard India Private Limited.

i)	A copy of the amended Scheme, Explanatory Statement, Form of Proxy and Attendance Slip may be obtained free of charge on any working day (except Saturdays) prior to the date of the meeting, from the Registered Office of the Applicant Company situated at Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa-403 001, India.

j)	An information statement containing further information about the Scheme and certain related matters will be made available on the website of the Applicant Company (on or about 8 August, 2016), at the following address http://www.vedantalimited. com/investor-relations/shareholder-information.aspx?category=Merger_CairnwithVedanta. The Applicant Company will also file a copy of the information statement with the US Securities Exchange Commission (SEC) under cover of a Form 6-K which will be available to the public through SEC’s Electronic Data Gathering Analysis and Retrieval (EDGAR) system on the SECs website at https://www.sec.gov.

Item No. 2:

1.	The Board of Directors of the Applicant Company, at its meeting held on 14 June, 2015 and dated 22 July, 2016, unanimously approved the Scheme between Cairn India and the Applicant Company. The proposed amalgamation provides for amalgamation of the entire undertaking of Cairn India with the Applicant Company.

2.	Upon the Scheme becoming effective (as defined in the Scheme), the carrying amount of investment in Sesa Resources Limited by the Applicant Company shall be restated to the amount of the net book value of assets of Sesa Resources Limited, as at the Appointed Date (as defined in the Scheme), other than the carrying amount of investment in Cairn India by Sesa Resources Limited and the difference arising on such restating shall be adjusted against the Securities Premium Account of the Applicant Company, as an integral part of the Scheme.

3.	Upon the Scheme becoming effective (as defined in the Scheme), the value of the investments in Cairn India by the Applicant Company, shall be adjusted against the balance in the capital reserve of the Applicant Company and the balance, if any, in Securities Premium Account of the Applicant Company, on cancellation of such investments.

4.	The utilization, if any, of Capital Reserve / Securities Premium Account, as mentioned in paragraphs 2 and 3 above, shall be effected as an integral part of the Scheme itself and the Order of the High Courts sanctioning the Scheme shall be deemed to be also an Order under Section 102 of the Companies Act, 1956 read with provisions of Section 52 of the Companies Act, 2013, for the purpose of confirming the proposed reduction of capital.

5.	The proposed reduction shall not cause any prejudice either to the shareholders or to the creditors of the Applicant Company. For the sake of clarity, it is specified that the proposed reduction would not involve either a diminution of liability in respect of unpaid share capital or payment of paid-up share capital to the shareholders.

6.	The members are requested to read the entire text of the Scheme.

7.	This resolution is subject to the confirmation by the High Courts (or National Company Law Tribunal, if and when applicable).

8.	Each of the provisions set out under Item no. 1 above, where relevant, shall be deemed to apply to this Item no. 2 as well.

9.	None of the Directors or Key Managerial Personnel of the Company are in any way, concerned or interested, financially or other wise in the resolution set out at item no. 2 except to the extent of their shareholding in the Company if any.

10.	Your Directors recommend your approval by way of a special resolution.

-sd-

Kishore Kumar Rajagopal

Chairman appointed for the meeting

Dated 30 July, 2016

Place: Mumbai

CIN: L13209GA1965PLC000044

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa – 403 001, India.

ANNEXURE A1 - PRE AMALGAMATION SHAREHOLDING PATTERN OF VEDANTA

Format of Holding of Specified securities

1.	Name of Listed Entity: VEDANTA LIMITED

2.	Scrip Code/Name of Scrip/Class of Security: 500295(BSE) VEDL(NSE)/ VEDANTA LIMITED/ EQUITY SHARES

3.	Share Holding Pattern Filed under: Reg.31(1)(b)

a.	if under 31(1)(b) then indicate the report for quarter ending: for the Quarter ended June 30, 2016

b.	if under 31(1)(c) then indicate date of allotment/extinguishment: NA

4.	Declaration: The Listed entity is required to submit the following declaration to the extent of submission of information:

	Particulars	YES*	NO*
a	Whether the Listed Entity has issued any partly paid up shares		No
b	Whether the Listed Entity has issued any Convertible Securities or Warrants?		No
c	Whether the Listed Entity has any shares against which depository receipts are issued?	Yes
d	Whether the Listed Entity has any shares in locked-in?		No
e	Whether any shares held by promoters are pledge or otherwise encumbered?		No

*	if the Listed Entity selectes the option ‘NO’ for the questions above, the columns for the partly paid up shares, Outstanding Convertible Securities/Warrants, depository receipts, locked-in shares, No of shares pledged or otherwise encumbered by promoters, as applicable, shall not be displayed at the time of dissemination on the Stock Exchange website. Also wherever there is ‘No’ declared by Listed entity in above table the values will be considered as ‘Zero’ by default on submission of the format of holding of specified securities.

5.	The tabular format for disclosure of holding of specified securities is as follows:

Vedanta Limited - Quarter ended June 30, 2016

Table I - Summary Statement holding of specified securities

Category	Category of Shareholder	No of Shareholders	No of fully paid up equity shares held	No of Partly paid-up equity shares held	No of Shares Underlying Depository Receipts	Total No of Shares Held (VII) = (IV)+(V)+(VI)	Shareholding as a % of total no of shares (As a % of (A+B+C2))	Number of Voting Rights held in each class of securities				No of Shares Underlying Outstanding convertible securities (Including Warrants)	Shareholding as a % assuming full conversion of convertible Securities (as a percentage of diluted share capital)	Number of Locked in Shares		Number of Shares pledged or otherwise encumbered		Number of equity shares held in dematerialized form
								No of Voting Rights			Total as a % of (A+B+C)			No.	As a % of total Shares held	No.	As a % of total Shares held
								Class X	Class Y	Total
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)				(X)	(XI)	(XII)		(XIII)		(XIV)

(A)	Promoter & Promoter Group	8	1764453520	0	99292708	1863746228	62.86	1863746228	0	1863746228	62.86	0	62.86	0	0.00	0	0	1863746228
(B)	Public	388546	969574778	0	131373233	1100948011	37.14	1100948011	0	1100948011	37.14	0	37.14	0	0.00	0	0	1037502845
(C)	Non Promoter-Non Public
(C1)	Shares underlying DRs	0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0	0
(C2)	Shares held by Employees Trusts	0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0	0

	Total:	388554	2734028298	0	230665941	2964694239	100.00	2964694239	0	2964694239	100.00	0	100.00	0	0.00	0	0.00	2901249073

Note:

1	310,632 equity shares of Re.1/- each are lying under abeyance category.
2	Twinstar Holdings Limited (Promoter) holds 2,48,23,177 American Depository Shares (ADS) representing 99,292,708 equity shares. One (1) ADS represents four (4) equity shares.

Vedanta Limited - Quarter ended June 30, 2016

Table II - Statement showing shareholding pattern of the Promoter and Promoter Group

Category	Category & Name of the Shareholder	PAN	No of Shareholders	No of fully paid up equity shares held	No of Partly paid-up equity shares held	No of Shares Underlying Depository Receipts	Total No of Shares Held (IV+V+VI)	Shareholding as a % of total no of shares (calculated as per SCRR, 1957 (VIII) As a % of (A+B+C2)	Number of Voting Rights held in each class of securities				No of Shares Underlying Outstanding convertible securities (Including Warrants)	Shareholding as a % assuming full conversion of convertible Securities (as a percentage of diluted share capital) (VII)+(X) As a % of (A+B+C2)	Number of Locked in Shares		Number of Shares pledged or otherwise encumbered		Number of equity shares held in dematerialized form
									No of Voting Rights			Total as a % of (A+B+C)			No.	As a % of total Shares held	No.	As a % of total Shares held
									Class X	Class Y	Total
	(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)				(X)	(XI)	(XII)		(XIII)		(XIV)
(1)	Indian
(a)	Individuals/Hindu undivided Family		4	288096	0	0	288096	0.01	288096	0	288096	0.01	0	0.01	0	0.00	0	0.00	288096
	PRATIK PRAVIN AGARWAL	ADYPA7745D	1	36000	0	0	36000	0.00	36000	0	36000	0.00	0	0.00	0	0.00	0	0.00	36000
	SUMAN DIDWANIA	AEGPD7167M	1	87696	0	0	87696	0.00	87696	0	87696	0.00	0	0.00	0	0.00	0	0.00	87696
	ANKIT AGARWAL	AFMPA0622D	1	146400	0	0	146400	0.00	146400	0	146400	0.00	0	0.00	0	0.00	0	0.00	146400
	SAKSHI MODY	AGPPD1734M	1	18000	0	0	18000	0.00	18000	0	18000	0.00	0	0.00	0	0.00	0	0.00	18000

(b)	Central Government/State Government(s)		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0.00	0
(c)	Financial Institutions/Banks		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0.00	0
(d)	Any Other		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0.00	0

	Sub-Total (A)(1)		4	288096	0	0	288096	0.01	288096	0	288096	0.01	0	0.01	0	0.00	0	0.00	288096

(2)	Foreign
(a)	Individuals (Non-Resident Individuals/Foreign Individuals		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0.00	0
(b)	Government		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0.00	0
(c)	Institutions		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0.00	0

(d)	Foreign Portfolio Investor		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0.00	0

(e)	Any Other		4	1764165424	0	99292708	1863458132	62.85	1863458132	0	1863458132	62.85	0	62.85	0	0.00	0	0.00	1863458132

	WESTGLOBE LIMITED	AAACW7091G	1	44343139	0	0	44343139	1.50	44343139	0	44343139	1.50	0	1.50	0	0.00	0	0.00	44343139
	WELTER TRADING LIMITED	AAACW8148G	1	38241056	0	0	38241056	1.29	38241056	0	38241056	1.29	0	1.29	0	0.00	0	0.00	38241056
	FINSIDER INTERNATIONAL COMPANY LIMITED	AABCF7882P	1	401496480	0	0	401496480	13.54	401496480	0	401496480	13.54	0	13.54	0	0.00	0	0.00	401496480
	TWINSTAR HOLDINGS LIMITED	AACCT6020C	1	1280084749	0	99292708	1379377457	46.53	1379377457	0	1379377457	46.53	0	46.53	0	0.00	0	0.00	1379377457

	Sub-Total (A)(2)		4	1764165424	0	99292708	1863458132	62.85	1863458132	0	1863458132	62.85	0	62.85	0	0.00	0	0.00	1863458132

	Total Shareholding of Promoter and Promoter Group (A)=(A)(1)+(A)(2)		8	1764453520	0	99292708	1863746228	62.86	1863746228	0	1863746228	62.86	0	62.86	0	0.00	0	0.00	1863746228

Note:

1	Twinstar Holdings Limited (Promoter) holds 2,48,23,177 American Depository Shares (ADS) representing 99,292,708 equity shares. One (1) ADS represents four (4) equity shares.
2	Twinstar Holdings Limited (Promoter) holds two Folio numbers.

Vedanta Limited - Quarter ended June 30, 2016

Table III - Statement showing shareholding pattern of the Public shareholder

Category	Category & Name of the Shareholder	PAN	No. of Shareholders	No of fully paid up equity shares held	No of Partly paid- up equity shares held	No of Shares Underlying Depository Receipts	Total No of Shares Held (IV+V+VI)	Shareholding as a % of total no of shares (A+B+C2)	Number of Voting Rights held in each class of securities				No of Shares Underlying Outstanding convertible securities (Including Warrants)	Shareholding as a % assuming full conversion of convertible Securities (as a percentage of diluted share capital)	Number of Locked in Shares		Number of Shares pledged or otherwise encumbered		Number of equity shares held in dematerialized form
									No of Voting Rights			Total as a % of (A+B+C)			No.	As a % of total Shares held	No.	As a % of total Shares held
									Class X	Class Y	Total
	(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)				(X)	(XI)	(XII)		(XIII)		(XIV)
(1)	Institutions
(a)	Mutual Funds		116	70124577	0	0	70124577	2.37	70124577	0	70124577	2.37	0	2.37	0	0.00	NA	NA	70117777
	HDFC TRUSTEE COMPANY LIMITED-HDFC EQUITY FUND	AAATH1809A	24	36266816	0	0	36266816	1.22	36266816	0	36266816	1.22	0	1.22	0	0.00	NA	NA	36266816
(b)	Venture Capital Funds		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	NA	NA	0
(c)	Alternate Investment Funds		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	NA	NA	0
(d)	Foreign Venture Capital Investors		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	NA	NA	0
(e)	Foreign Portfolio Investors		462	453327036	0	537994	453865030	15.31	453865030	0	453865030	15.31	0	15.31	0	0.00	NA	NA	453850446
	FRANKLIN TEMPLETON INVESTMENT FUNDS	AABCT5310J	1	68706539	0	0	68706539	2.32	68706539	0	68706539	2.32	0	2.32	0	0.00	NA	NA	68706539
	STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY P	AAVCS6547E	1	46716415	0	0	46716415	1.58	46716415	0	46716415	1.58	0	1.58	0	0.00	NA	NA	46716415
(f)	Financial Institutions/Banks		107	119795005	0	0	119795005	4.04	119795005	0	119795005	4.04	0	4.04	0	0.00	NA	NA	119744905
	LIC OF INDIA CHILD FORTUNE PLUS BALANCED FUND	AAACL0582H	35	115812033	0	0	115812033	3.91	115812033	0	115812033	3.91	0	3.91	0	0.00	NA	NA	115812033
(g)	Insurance Companies		5	27656503	0	0	27656503	0.93	27656503	0	27656503	0.93	0	0.93	0	0.00	NA	NA	27552503
(h)	Provident Funds/Pension Funds		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	NA	NA	0
(i)	Any Other

	Sub Total (B)(1)		690	670903121	0	537994	671441115	22.65	671441115	0	671441115	22.65	0	22.65	0	0.00	NA	NA	671265631

(2)	Central Government/State Government(s)/President of India		1	1680	0	0	1680	0.00	1680	0	1680	0.00	0	0.00	0	0.00	NA	NA	0

	Sub Total (B)(2)		1	1680	0	0	1680	0.00	1680	0	1680	0.00	0	0.00	0	0.00	NA	NA	0

(3)	Non-Institutions
(a)	i. Individual shareholders holding nominal share capital up to Rs. 2 lakhs		378548	168461663	0	0	168461663	5.68	168461663	0	168461663	5.68	0	5.68		0.00	NA	NA	149340888

	ii. Individual shareholders holding nominal share capital in excess of Rs. 2 Lakhs		30	20728508	0	0	20728508	0.70	20728508	0	20728508	0.70	0	0.70		0.00	NA	NA	20728508

(b)	NBFCs Registered with RBI		13	65399	0	0	65399	0.00	65399	0	65399	0.00	0	0.00	0	0.00	NA	NA	65399
(c)	Employee Trusts		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	NA	NA	0
(d)	Overseas Depositories (Holding DRs)(Balancing figure)		1	0	0	127251912	127251912	4.29	127251912	0	127251912	4.29	0	4.29	0	0.00	NA	NA	127251912
(e)	Any Other										0
	CLEARING MEMBERS		622	3922791	0	0	3922791	0.13	3922791	0	3922791	0.13	0	0.13	0	0.00	NA	NA	3922791
	FOREIGN BODIES		2	7794	0	0	7794	0.00	7794	0	7794	0.00	0	0.00	0	0.00	NA	NA	7794
	FOREIGN BODIES-DR		5	0	0	3583327	3583327	0.12	3583327	0	3583327	0.12	0	0.12	0	0.00	NA	NA	3583327
	FOREIGN NATIONALS		1	5400	0	0	5400	0.00	5400	0	5400	0.00	0	0.00	0	0.00	NA	NA	5400
	BODIES CORPORATES		2660	55631043	0	0	55631043	1.88	55631043	0	55631043	1.88	0	1.88	0	0.00	NA	NA	54304964
	NON RESIDENT INDIANS		5940	5250434	0	0	5250434	0.18	5250434	0	5250434	0.18	0	0.18	0	0.00	NA	NA	5040582
	TRUSTS		33	44596945	0	0	44596945	1.50	44596945	0	44596945	1.50	0	1.50	0	0.00	NA	NA	1985649
	BHADRAM JANHIT SHALIKA	AADTS8771M	1	42608460	0	0	42608460	1.44	42608460	0	42608460	1.44	0	1.44	0	0.00	NA	NA	0

	Sub Total (B)(3)		387855	298669977	0	130835239	429505216	14.49	429505216	0	429505216	14.49	0	14.49	0	0.00			366237214

	Total Public Shareholding (B) = (B)(1)+(B)(2)+(B)(3)		388546	969574778	0	131373233	1100948011	37.14	1100948011	0	1100948011	37.14	0	37.14	0	0.00			1037502845

Details of the shareholders acting as persons in Concert including their Shareholding (No. and %):

S.No.	Name of PAC	No of shares	Holding%
1	Mr. Naivedya Agarwal	81,650	0.00

	Total:	81650	0.00

Details of Shares which remain unclaimed may be given hear along with details such as number of shareholders, outstanding shares held in demat/unclaimed suspense account, voting rights which are frozen etc.:

S.No.	No of Shareholders	No of shares
1	1050	1373949

Vedanta Limited - Quarter ended June 30, 2016

Table IV - Statement showing shareholding pattern of the Non Promoter - Non Public Shareholder

Category	Category & Name of the Shareholder	PAN	No of Shareholders	No of fully paid up equity shares held	No of Partly paid- up equity shares held	No of Shares Underlying Depository Receipts	Total No of Shares Held (IV+V+VI)	Shareholding as a % of total no of shares (A+B+C2)	Number of Voting Rights held in each class of securities				No of Shares Underlying Outstanding convertible securities (Including Warrants)	Shareholding as a % assuming full conversion of convertible Securities (as a percentage of diluted share capital)	Number of Locked in Shares		Number of Shares pledged or otherwise encumbered		Number of equity shares held in dematerialized form
									No of Voting Rights			Total as a % of (A+B+C)			No.	As a % of total Shares held	No.	As a % of total Shares held
									Class X	Class Y	Total
	(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)				(X)	(XI)	(XII)		(XIII)		(XIV)
(1)	Custodian/DR Holder		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	NA	NA	0
(2)	Employee Benefit Trust (under SEBI (Share based Employee Benefit) Regulations 2014)		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	NA	NA	0

	Total Non-Promoter-Non Public Shareholding (C) = (C)(1)+(C)(2)		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00			0

ANNEXURE A2 - POST AMALGAMATION SHAREHOLDING PATTERN OF VEDANTA LTD

Format of Holding of Specified securities

1.	Name of Listed Entity: VEDANTA LIMITED

2.	Scrip Code/Name of Scrip/Class of Security: 500295(BSE) VEDL(NSE)/ VEDANTA LIMITED / EQUITY SHARES

3.	Share Holding Pattern Filed under: Reg.31(1)(b)

a.	if under 31(1)(b) then indicate the report for quarter ending: for the Quarter ended June 30, 2016

b.	if under 31(1)(c) then indicate date of allotment/extinguishment: NA

4.	Declaration: The Listed entity is required to submit the following declaration to the extent of submission of information:

	Particulars	YES*	NO*
a	Whether the Listed Entity has issued any partly paid up shares		No
b	Whether the Listed Entity has issued any Convertible Securities or Warrants?		No
c	Whether the Listed Entity has any shares against which depository receipts are issued?	Yes
d	Whether the Listed Entity has any shares in locked-in?		No
e	Whether any shares held by promoters are pledge or otherwise encumbered?		No

*	if the Listed Entity selects the option ‘NO’ for the questions above, the columns for the partly paid up shares, Outstanding Convertible Securities/Warrants, depository receipts, locked-in shares, No of shares pledged or otherwise encumbered by promoters, as applicable, shall not be displayed at the time of dissemination on the Stock Exchange website. Also wherever there is ‘No’ declared by Listed entity in above table the values will be considered as ‘Zero’ by default on submission of the format of holding of specified securities.

5.	The tabular format for disclosure of holding of specified securities is as follows:

Vedanta Limited - Quarter ended June 30, 2016

Table I - Summary Statement holding of specified securities

Category	Category of Shareholder	No of Shareholders	No of fully paid up equity shares held	No of Partly paid- up equity shares held	No of Shares Underlying Depository Receipts	Total No of Shares Held (VII) = (IV)+(V)+(VI)	Shareholding as a % of total no of shares (As a % of (A+B+C2))	Number of Voting Rights held in each class of securities				No of Shares Underlying Outstanding convertible securities (Including Warrants)	Shareholding as a % assuming full conversion of convertible Securities (as a percentage of diluted share capital)	Number of Locked in Shares		Number of Shares pledged or otherwise encumbered		Number of equity shares held in dematerialized form
								No of Voting Rights			Total as a % of (A+B+C)			No.	As a % of total Shares held	No.	As a % of total Shares held
								Class X	Class Y	Total
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)				(X)	(XI)	(XII)		(XIII)		(XIV)
(A)	Promoter & Promoter Group	8	1764453520	0	99292708	1863746228	50.14	1863746228	0	1863746228	50.14	0	50.14	0	0.00	0	0	1863746228
(B)	Public	657323	1721723260	0	131373233	1853096493	49.86	1853096493	0	1853096493	49.86	0	49.86	0	0.00	0	0	1789642325
(C)	Non Promoter-Non Public
(C1)	Shares underlying DRs	0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0	0
(C2)	Shares held by Employes Trusts	0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0	0

	Total:	657331	3486176780	0	230665941	3716842721	100.00	3716842721	0	3716842721	100.00	0	100.00	0	0.00	0	0.00	3653388553

Note:

1	310,632 equity shares of Re.1/- each are lying under abeyance category.
2	Twinstar Holdings Limited (Promoter) holds 2,48,23,177 American Depository Shares (ADS) representing 99,292,708 equity shares. One (1) ADS represents four (4) equity shares.

Vedanta Limited - Quarter ended June 30, 2016

Table II - Statement showing shareholding pattern of the Promoter and Promoter Group

Category	Category & Name of the Shareholder	PAN	No of Shareholders	No of fully paid up equity shares held	No of Partly paid- up equity shares held	No of Shares Underlying Depository Receipts	Total No of Shares Held (IV+V+VI)	Shareholding as a % of total no of shares (calculated as per SCRR, 1957 (VIII) As a % of (A+B+C2)	Number of Voting Rights held in each class of securities				No of Shares Underlying Outstanding convertible securities (Including Warrants)	Shareholding as a % assuming full conversion of convertible Securities (as a percentage of diluted share capital) (VII)+(X) As a % of (A+B+C2)	Number of Locked in Shares		Number of Shares pledged or otherwise encumbered		Number of equity shares held in dematerialized form
									No of Voting Rights			Total as a % of (A+B+C)			No.	As a % of total Shares held	No.	As a % of total Shares held
									Class X	Class Y	Total
	(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)				(X)	(XI)	(XII)		(XIII)		(XIV)
(1)	Indian
(a)	Individuals/Hindu undivided Family		4	288096	0	0	288096	0.01	288096	0	288096	0.01	0	0.01	0	0.00	0	0.00	288096
	PRATIK PRAVIN AGARWAL	ADYPA7745D	1	36000	0	0	36000	0.00	36000	0	36000	0.00	0	0.00	0	0.00	0	0.00	36000
	SUMAN DIDWANIA	AEGPD7167M	1	87696	0	0	87696	0.00	87696	0	87696	0.00	0	0.00	0	0.00	0	0.00	87696
	ANKIT AGARWAL	AFMPA0622D	1	146400	0	0	146400	0.00	146400	0	146400	0.00	0	0.00	0	0.00	0	0.00	146400
	SAKSHI MODY	AGPPD1734M	1	18000	0	0	18000	0.00	18000	0	18000	0.00	0	0.00	0	0.00	0	0.00	18000
(b)	Central Government/State Government(s)		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0.00	0
(c)	Financial Institutions/Banks		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0.00	0
(d)	Any Other		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0.00	0
	Sub-Total (A)(1)		4	288096	0	0	288096	0.01	288096	0	288096	0.01	0	0.01	0	0.00	0	0.00	288096
(2)	Foreign
(a)	Individuals (Non-Resident Individuals/Foreign Individuals		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0.00	0
(b)	Government		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0.00	0
(c)	Institutions		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0.00	0
(d)	Foreign Portfolio Investor		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0.00	0
(e)	Any Other		4	1764165424	0	99292708	1863458132	50.14	1863458132	0	1863458132	50.14	0	50.14	0	0.00	0	0.00	1863458132
	WESTGLOBE LIMITED	AAACW7091G	1	44343139	0	0	44343139	1.19	44343139	0	44343139	1.19	0	1.19	0	0.00	0	0.00	44343139
	WELTER TRADING LIMITED	AAACW8148G	1	38241056	0	0	38241056	1.03	38241056	0	38241056	1.03	0	1.03	0	0.00	0	0.00	38241056
	FINSIDER INTERNATIONAL COMPANY LIMITED	AABCF7882P	1	401496480	0	0	401496480	10.80	401496480	0	401496480	10.80	0	10.80	0	0.00	0	0.00	401496480
	TWINSTAR HOLDINGS LIMITED	AACCT6020C	1	1280084749	0	99292708	1379377457	37.11	1379377457	0	1379377457	37.11	0	37.11	0	0.00	0	0.00	1379377457
	Sub-Total (A)(2)		4	1764165424	0	99292708	1863458132	50.14	1863458132	0	1863458132	50.14	0	50.14	0	0.00	0	0.00	1863458132
	Total Shareholding of Promoter and Promoter Group (A)=(A)(1)+(A)(2)		8	1764453520	0	99292708	1863746228	50.14	1863746228	0	1863746228	50.14	0	50.14	0	0.00	0	0.00	1863746228

Note:

1	Twinstar Holdings Limited (Promoter) holds 2,48,23,177 American Depository Shares (ADS) representing 99,292,708 equity shares. One (1) ADS represents four (4) equity shares.
2	Twinstar Holdings Limited (Promoter) holds two Folio numbers.

Vedanta Limited - Quarter ended June 30, 2016

Table III - Statement showing shareholding pattern of the Public shareholder

Category	Category & Name of the Shareholder	PAN	No of Shareholders	No of fully paid up equity shares held	No of Partly paid- up equity shares held	No of Shares Underlying Depository Receipts	Total No of Shares Held (IV+V+VI)	Shareholding as a % of total no of shares (calculated as per SCRR, 1957 (VIII) As a % of (A+B+C2)	Number of Voting Rights held in each class of securities				No of Shares Underlying Outstanding convertible securities (Including Warrants)	Shareholding as a % assuming full conversion of convertible Securities (as a percentage of diluted share capital) (VII)+(X) As a % of (A+B+C2)	Number of Locked in Shares		Number of Shares pledged or otherwise encumbered		Number of equity shares held in dematerialized form
									No of Voting Rights			Total as a % of (A+B+C)			No.	As a % of total Shares held	No.	As a % of total Shares held
									Class X	Class Y	Total
	(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)				(X)	(XI)	(XII)		(XIII)		(XIV)
(1)	Institutions
(a)	Mutual Funds		176	83359904	0	0	83359904	2.24	83359904	0	83359904	2.24	0	2.24	0	0.00	NA	NA	83353104
	HDFC TRUSTEE COMPANY LIMITED-HDFC EQUITY FUND	AAATH1809A	24	36266816	0	0	36266816	0.98	36266816	0	36266816	0.98	0	0.98	0	0.00	NA	NA	36266816
(b)	Venture Capital Funds		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	NA	NA	0
(c)	Alternate Investment Funds		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	NA	NA	0
(d)	Foreign Venture Capital Investors		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	NA	NA	0
(e)	Foreign Portfolio Investors		930	748603221	0	537994	749141215	20.16	749141215	0	749141215	20.16	0	20.16	0	0.00	NA	NA	749126631
	FRANKLIN TEMPLETON INVESTMENT FUNDS	AABCT5310J	1	68706539	0	0	68706539	1.85	68706539	0	68706539	1.85	0	1.85	0	0.00	NA	NA	68706539
	STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY P	AAVCS6547E	1	46716415	0	0	46716415	1.26	46716415	0	46716415	1.26	0	1.26	0	0.00	NA	NA	46716415
(f)	Financial Institutions/Banks		158	291301293	0	0	291301293	7.84	291301293	0	291301293	7.84	0	7.84	0	0.00	NA	NA	291251193
	LIC OF INDIA	AAACL0582H	35	285585156	0	0	285585156	7.68	285585156	0	285585156	7.68	0	7.68	0	0.00	NA	NA	285585156
(g)	Insurance Companies		8	32749895	0	0	32749895	0.88	32749895	0	32749895	0.88	0	0.88	0	0.00	NA	NA	32645895
(h)	Provident Funds/Pension Funds		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	NA	NA	0
(i)	Any Other											0.00		0.00					0
	Sub Total (B)(1)		1272	1156014313	0	537994	1156552307	31.12	1156552307	0	1156552307	31.12	0	31.12	0	0.00	NA	NA	1156376823
(2)	Central Government/State Government(s)/President of India		3	176212	0	0	176212	0.00	176212	0	176212	0.00	0	0.00	0	0.00	NA	NA	174532
	Sub Total (B)(2)		3	176212	0	0	176212	0.00	176212	0	176212	0.00	0	0.00	0	0.00	NA	NA	174532
(3)	Non-Institutions
(a)	i. Individual shareholders holding nominal share capital up to Rs.2 lakhs		634223	220901671	0	0	220901671	5.94	220901671	0	220901671	5.94	0	5.94		0.00	NA	NA	201771893
	ii. Individual shareholders holding nominal share capital in excess of Rs. 2 Lakhs		134	34474387	0	0	34474387	0.93	34474387	0	34474387	0.93	0	0.93		0.00	NA	NA	34474387

Category	Category & Name of the Shareholder	PAN	No of Shareholders	No of fully paid up equity shares held	No of Partly paid- up equity shares held	No of Shares Underlying Depository Receipts	Total No of Shares Held (IV+V+VI)	Shareholding as a % of total no of shares (calculated as per SCRR, 1957 (VIII) As a % of (A+B+C2)	Number of Voting Rights held in each class of securities				No of Shares Underlying Outstanding convertible securities (Including Warrants)	Shareholding as a % assuming full conversion of convertible Securities (as a percentage of diluted share capital) (VII)+(X) As a % of (A+B+C2)	Number of Locked in Shares		Number of Shares pledged or otherwise encumbered		Number of equity shares held in dematerialized form
									No of Voting Rights			Total as a % of (A+B+C)			No.	As a % of total Shares held	No.	As a % of total Shares held
									Class X	Class Y	Total
	(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)				(X)	(XI)	(XII)		(XIII)		(XIV)
(b)	NBFCs Registered with RBI		13	65399	0	0	65399	0.00	65399	0	65399	0.00	0	0.00	0	0.00	NA	NA	65399
(c)	Employee Trusts		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	NA	NA	0
(d)	Overseas Depositories (Holding DRs)(Balancing figure)		1	0	0	127251912	127251912	3.42	127251912	0	127251912	3.42	0	3.42	0	0.00	NA	NA	127251912
(e)	Any Other							0.00			0	0.00		0.00					0
	CLEARING MEMBERS		1203	5645618	0	0	5645618	0.15	5645618	0	5645618	0.15	0	0.15	0	0.00	NA	NA	5645618
	FOREIGN BODIES / Companies		3	184133558	0	0	184133558	4.95	184133558	0	184133558	4.95	0	4.95	0	0.00	NA	NA	184133558
	Cairn UK Holdings Limited	AACCC9135H		184125764	0	0	184125764	4.95	184125764	0	184125764	4.95		4.95		0.00	NA	NA	184125764
	FOREIGN BODIES-DR		5	0	0	3583327	3583327	0.10	3583327	0	3583327	0.10	0	0.10	0	0.00	NA	NA	3583327
	FOREIGN NATIONALS		2	6000	0	0	6000	0.00	6000	0	6000	0.00	0	0.00	0	0.00	NA	NA	6000
	BODIES CORPORATES		4301	65036969	0	0	65036969	1.75	65036969	0	65036969	1.75	0	1.75	0	0.00	NA	NA	63710890
	NON RESIDENT INDIANS		10064	7682274	0	0	7682274	0.21	7682274	0	7682274	0.21	0	0.21	0	0.00	NA	NA	7472422
	TRUSTS		55	45334935	0	0	45334935	1.22	45334935	0	45334935	1.22	0	1.22	0	0.00	NA	NA	2723639
	BHADRAM JANHIT SHALIKA	AADTS8771M	1	42608460	0	0	42608460	1.15	42608460	0	42608460	1.15	0	1.15	0	0.00	NA	NA	0
	HUF		6044	2251924		0	2251924	0.06	2251924	0	2251924	0.06	0	0.06	0	0.00	NA	NA	2251924
	Sub Total (B)(3)		656048	565532735	0	130835239	696367974	18.74	696367974	0	696367974	18.74	0	18.74	0	0.00			633090970

	Total Public Shareholding (B) = (B)(1)+(B)(2)+(B)(3)		657323	1721723260	0	131373233	1853096493	49.86	1853096493	0	1853096493	49.86	0	49.86	0	0.00			1789642325

Details of the shareholders acting as persons in Concert including their Shareholding (No. and %):

S.No.	Name of PAC	No of shares	Holding%
1	Mr. Naivedya Agarwal	81,650	0.00

	Total:	81650	0.00

Details of Shares which remain unclaimed may be given here along with details such as number of shareholders, outstanding shares held in demat/unclaimed suspense account, voting rights which are frozen etc.:

S.No.	No of Shareholders	No of shares
1	1095	1381334

Vedanta Limited - Quarter ended June 30, 2016

Table IV - Statement showing shareholding pattern of the Non Promoter - Non Public Shareholder

Category	Category & Name of the Shareholder	PAN	No of Shareholders	No of fully paid up equity shares held	No of Partly paid- up equity shares held	No of Shares Underlying Depository Receipts	Total No of Shares Held (IV+V+VI)	Shareholding as a % of total no of shares (A+B+C2)	Number of Voting Rights held in each class of securities				No of Shares Underlying Outstanding convertible securities (Including Warrants)	Shareholding as a % assuming full conversion of convertible Securities (as a percentage of diluted share capital)	Number of Locked in Shares		Number of Shares pledged or otherwise encumbered		Number of equity shares held in dematerialized form
									No of Voting Rights			Total as a % of (A+B+C)			No.	As a % of total Shares held	No.	As a % of total Shares held
									Class X	Class Y	Total
	(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)				(X)	(XI)	(XII)		(XIII)		(XIV)
(1)	Custodian/DR Holder		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	NA	NA	0
(2)	Employee Benefit Trust (under SEBI Share based Employee Benefit) Regulations 2014)		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	NA	NA	0

	Total Non-Promoter-Non Public Shareholding (C) = (C)(1)+(C)(2)		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00			0

ANNEXURE B - POST AMALGAMATION SHAREHOLDING PATTERN OF VEDANTA LTD.

Format of Holding of Specified securities

1.	Name of Listed Entity: VEDANTA LIMITED

2.	Scrip Code/Name of Scrip/Class of Security: 500295(BSE) VEDL(NSE)/ VEDANTA LIMITED / PREFERENCE SHARES

3.	Share Holding Pattern Filed under: Reg.31(1)(b)

a.	if under 31(1)(b) then indicate the report for quarter ending: for the Quarter ended June 30, 2016

b.	if under 31(1)(c) then indicate date of allotment/extinguishment: NA

4.	Declaration: The Listed entity is required to submit the following declaration to the extent of submission of information:

	Particulars	YES*	NO*
a	Whether the Listed Entity has issued any partly paid up shares		No
b	Whether the Listed Entity has issued any Convertible Securities or Warrants?		No
c	Whether the Listed Entity has any shares against which depository receipts are issued?	Yes
d	Whether the Listed Entity has any shares in locked-in?		No
e	Whether any shares held by promoters are pledge or otherwise encumbered?		No

*	if the Listed Entity selects the option ‘NO’ for the questions above, the columns for the partly paid up shares, Outstanding Convertible Securities/Warrants, depository receipts, locked-in shares, No of shares pledged or otherwise encumbered by promoters, as applicable, shall not be displayed at the time of dissemination on the Stock Exchange website. Also wherever there is ‘No’ declared by Listed entity in above table the values will be considered as ‘Zero’ by default on submission of the format of holding of specified securities.

5.	The tabular format for disclosure of holding of specified securities is as follows:

Vedanta Limited - Quarter ended June 30, 2016

Table I - Summary Statement holding of specified securities

Category	Category of Shareholder	No of Shareholders	No of fully paid up preference shares held	No of Partly paid-up preference shares held	No of Shares Underlying Depository Receipts	Total No of Shares Held (VII) = (IV)+(V)+(VI)	Shareholding as a % of total no of shares (As a % of (A+B+C2))	Number of Voting Rights held in each class of securities				No of Shares Underlying Outstanding convertible securities (Including Warrants)	Shareholding as a % assuming full conversion of convertible Securities (as a percentage of diluted share capital)	Number of Locked in Shares		Number of Shares pledged or otherwise encumbered		Number of preference shares held in dematerialized form
								No of Voting Rights			Total as a % of (A+B+C)			No.	As a % of total Shares held	No.	As a % of total Shares held
								Class X	Class Y	Total
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)				(X)	(XI)	(XII)		(XIII)		(XIV)
(A)	Promoter & Promoter Group	0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0	0
(B)	Public	268777	3008593928	0	0	3008593928	100.00	3008593928	0	3008593928	100.00	0	100.00	0	0.00	0	0	3008557920
(C)	Non Promoter-Non Public
(C1)	Shares underlying DRs	0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0	0
(C2)	Shares held by Employes Trusts	0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0	0

	Total:	268777	3008593928	0	0	3008593928	100.00	3008593928	0	3008593928	100.00	0	100.00	0	0.00	0	0.00	3008557920

Note:

1	310,632 equity shares of Re.1/- each are lying under abeyance category.
2	Twinstar Holdings Limited (Promoter) holds 2,48,23,177 American Depository Shares (ADS) representing 99,292,708 equity shares. One (1) ADS represents four (4) equity shares.

Vedanta Limited - Quarter ended June 30, 2016

Table II - Statement showing shareholding pattern of the Promoter and Promoter Group

Category	Category & Name of the Shareholder	PAN	No of Shareholders	No of fully paid up preference shares held	No of Partly paid-up preference shares held	No of Shares Underlying Depository Receipts	Total No of Shares Held (IV+V+VI)	Shareholding as a % of total no of shares (calculated as per SCRR, 1957 (VIII) As a % of (A+B+C2)	Number of Voting Rights held in each class of securities				No of Shares Underlying Outstanding convertible securities (Including Warrants)	Shareholding as a % assuming full conversion of convertible Securities (as a percentage of diluted share capital) (VII)+(X) As a % of (A+B+C2)	Number of Locked in Shares		Number of Shares pledged or otherwise encumbered		Number of preference shares held in de- materialized form
									No of Voting Rights			Total as a % of (A+B+C)			No.	As a % of total Shares held	No.	As a % of total Shares held
									Class X	Class Y	Total
	(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)				(X)	(XI)	(XII)		(XIII)		(XIV)
(1)	Indian
(a)	Individuals/Hindu undivided Family		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0.00	0
(b)	Central Government/State Government(s)		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0.00	0
(c)	Financial Institutions/Banks		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0.00	0
(d)	Any Other		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0.00	0

	Sub-Total (A)(1)		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0.00	0

(2)	Foreign
(a)	Individuals (Non-Resident Individuals/Foreign Individuals		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0.00	0
(b)	Government		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0.00	0
(c)	Institutions		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0.00	0
(d)	Foreign Portfolio Investor		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0.00	0
(e)	Any Other		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0.00	0

	Sub-Total (A)(2)		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0.00	0

	Total Shareholding of Promoter and Promoter Group (A)=(A)(1)+(A)(2)		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	0	0.00	0

Vedanta Limited - Quarter ended June 30, 2016

Table III - Statement showing shareholding pattern of the Public shareholder

Category	Category & Name of the Shareholder	PAN	No. of Shareholders	No of fully paid up preference shares held	No of Partly paid-up preference shares held	No of Shares Underlying Depository Receipts	Total No of Shares Held (IV+V+VI)	Shareholding as a % of total no of shares (A+B+C2)	Number of Voting Rights held in each class of securities				No of Shares Underlying Outstanding convertible securities (Including Warrants)	Shareholding as a % assuming full conversion of convertible Securities (as a percentage of diluted share capital)	Number of Locked in Shares		Number of Shares pledged or otherwise encumbered		Number of preference shares held in de- materialized form
									No of Voting Rights			Total as a % of (A+B+C)			No.	As a % of total Shares held	No.	As a % of total Shares held
									Class X	Class Y	Total
	(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)				(X)	(XI)	(XII)		(XIII)		(XIV)
(1)	Institutions
(a)	Mutual Funds		60	52941308	0	0	52941308	1.76	52941308	0	52941308	1.76	0	1.76	0	0.00	NA	NA	52941308
(b)	Venture Capital Funds		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	NA	NA	0
(c)	Alternate Investment Funds		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	NA	NA	0
(d)	Foreign Venture Capital Investors		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	NA	NA	0
(e)	Foreign Portfolio Investors		468	1181104740	0	0	1181104740	39.26	1181104740	0	1181104740	39.26	0	39.26	0	0.00	NA	NA	1181104740
(f)	Financial Institutions/Banks		51	686025152	0	0	686025152	22.80	686025152	0	686025152	22.80	0	22.80	0	0.00	NA	NA	686025152
	LIC OF INDIA	AAACL0582H		679092492	0	0	679092492	22.57	679092492	0	679092492	22.57	0	22.57	0	0.00	NA	NA	679092492
(g)	Insurance Companies		3	20373568	0	0	20373568	0.68	20373568	0	20373568	0.68	0	0.68	0	0.00	NA	NA	20373568
(h)	Provident Funds/Pension Funds		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	NA	NA	0
(i)	Any Other		0	0	0	0	0	0.00	0	0	0	0.00		0.00	0	0.00	NA	NA	0

	Sub Total (B)(1)		582	1940444768	0	0	1940444768	64.50	1940444768	0	1940444768	64.50	0	64.50	0	0.00	NA	NA	1940444768

(2)	Central Government/State Government(s)/President of India		2	698128	0	0	698128	0.02	698128	0	698128	0.02	0	0.02	0	0.00	NA	NA	698128

	Sub Total (B)(2)		2	698128	0	0	698128	0.02	698128	0	698128	0.02	0	0.02	0	0.00	NA	NA	698128

(3)	Non-Institutions
(a)	i.Individual shareholders holding nominal share capital up to Rs. 2 lakhs		255675	209760032	0	0	209760032	6.97	209760032	0	209760032	6.97	0	6.97		0.00	NA	NA	209724024
	ii.Individual shareholders holding nominal share capital in excess of Rs. 2 Lakhs		104	54983516	0	0	54983516	1.83	54983516	0	54983516	1.83	0	1.83		0.00	NA	NA	54983516
(b)	NBFCs Registered with RBI		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	NA	NA	0

Category	Category & Name of the Shareholder	PAN	No. of Shareholders	No of fully paid up preference shares held	No of Partly paid-up preference shares held	No of Shares Underlying Depository Receipts	Total No of Shares Held (IV+V+VI)	Shareholding as a % of total no of shares (A+B+C2)	Number of Voting Rights held in each class of securities				No of Shares Underlying Outstanding convertible securities (Including Warrants)	Shareholding as a % assuming full conversion of convertible Securities (as a percentage of diluted share capital)	Number of Locked in Shares		Number of Shares pledged or otherwise encumbered		Number of preference shares held in de- materialized form
									No of Voting Rights			Total as a % of (A+B+C)			No.	As a % of total Shares held	No.	As a % of total Shares held
									Class X	Class Y	Total
	(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)				(X)	(XI)	(XII)		(XIII)		(XIV)
(c)	Employee Trusts		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	NA	NA	0
(d)	Overseas Depositories (Holding DRs) (Balancing figure)		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	NA	NA	0
(e)	Any Other
	CLEARING MEMBERS		581	6891308	0	0	6891308	0.23	6891308	0	6891308	0.23	0	0.23	0	0.00	NA	NA	6891308
	FOREIGN BODIES / Companies		1	736503056	0	0	736503056	24.48	736503056	0	736503056	24.48	0	24.48	0	0.00	NA	NA	736503056
	Cairn UK Holdings Limited	AACCC9135H		736503056	0	0	736503056	24.48	736503056	0	736503056	24.48	0	24.48	0	0.00	NA	NA	736503056
	FOREIGN BODIES-DR		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	NA	NA	0
	FOREIGN NATIONALS		1	2400	0	0	2400	0.00	2400	0	2400	0.00	0	0.00	0	0.00	NA	NA	2400
	BODIES CORPORATES		1641	37623704	0	0	37623704	1.25	37623704	0	37623704	1.25	0	1.25	0	0.00	NA	NA	37623704
	NON RESIDENT INDIANS		4124	9727360	0	0	9727360	0.32	9727360	0	9727360	0.32	0	0.32	0	0.00	NA	NA	9727360
	TRUSTS		22	2951960	0	0	2951960	0.10	2951960	0	2951960	0.10	0	0.10	0	0.00	NA	NA	2951960
	HUF		6044	9007696		0	9007696	0.30	9007696	0	9007696	0.30	0	0.30	0	0.00	NA	NA	9007696

	Sub Total (B)(3)		268193	1067451032	0	0	1067451032	35.48	1067451032	0	1067451032	35.48	0	35.48	0	0.00			1067415024

	Total Public Shareholding (B) = (B)(1)+(B)(2)+(B)(3)		268777	3008593928	0	0	3008593928	100.00	3008593928	0	3008593928	100.00	0	100.00	0	0.00			3008557920

Details of Shares which remain unclaimed may be given here along with details such as number of shareholders, outstanding shares held in demat/ unclaimed suspense account, voting rights which are frozen etc.:

S.No.	No of Shareholders	No of shares
1	45	29540

Vedanta Limited - Quarter ended June 30, 2016

Table IV - Statement showing shareholding pattern of the Non Promoter - Non Public Shareholder

Category	Category & Name of the Shareholder	PAN	No of Shareholders	No of fully paid up preference shares held	No of Partly paid-up preference shares held	No of Shares Underlying Depository Receipts	Total No of Shares Held (IV+V+VI)	Shareholding as a % of total no of shares (A+B+C2)	Number of Voting Rights held in each class of securities				No of Shares Underlying Outstanding convertible securities (Including Warrants)	Shareholding as a % assuming full conversion of convertible Securities (as a percentage of diluted share capital)	Number of Locked in Shares		Number of Shares pledged or otherwise encumbered		Number of preference shares held in de- materialized form
									No of Voting Rights			Total as a % of (A+B+C)			No.	As a % of total Shares held	No.	As a % of total Shares held
									Class X	Class Y	Total
	(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)				(X)	(XI)	(XII)		(XIII)		(XIV)
(1)	Custodian/DR Holder		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	NA	NA	0
(2)	Employee Benefit Trust (under SEBI (Share based Employee Benefit) Regulations 2014)		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00	NA	NA	0

	Total Non-Promoter-Non Public Shareholding (C) = (C)(1)+(C)(2)		0	0	0	0	0	0.00	0	0	0	0.00	0	0.00	0	0.00			0

ANNEXURE C – PRE AMALGAMATION SHAREHOLDING OF CAIRN INDIA LTD

1	Name of Listed Entity: Cairn India Limited

2	Scrip Code/Name of Scrip/Class of Security: BSE - 532792, NSE - CAIRN; CAIRN INDIA LIMITED; Equity

3	Share Holding Pattern Filed under: ~~Reg. 31(1)(a)~~/Reg. 31(1)(b)/~~Reg. 31(1)(e)~~ report for Quarter ending 30.06.2016

4	Declaration:

	Particulars	Yes	No
1	Whether the Listed Entity has issued any partly paid up shares?		No
2	Whether the Listed Entity has issued any Convertible Securities or Warrants?		No
3	Whether the Listed Entity has any shares against which depository receipts are issued?		No
4	Whether the Listed Entity has any shares in locked-in?		No
5	Whether any shares held by promoters are pledge or otherwise encumbered?	Yes*

*	Twin Star Energy Holdings Ltd (TSEHL) holds 100% in Twin Star Mauritius Holdings Ltd (TSMHL). TSMHL is one of the Promoters of Cairn India Limited and holds 645,486,059 number of shares (34.4284%) in Cairn India Limited. TSEHL has pledged its entire shareholding in TSMHL, but there is no direct pledge of Cairn India’s shares by any Promoter.

5	The Tabular format for disclosure of holding of specified securities is as follows:-

Cairn India Limited

Table I - Summary Statement holding of specified securities

Category	Category of shareholder	Number of shareholders	No. of fully paid up equity shares held	No. of Partly paid- up equity shares held	No. of shares underlying Depository Receipts	Total nos. shares held	Shareholding as a % of total no. of shares (calculated as per SCRR, 1957)	Number of Voting Rights held in each class of securities				No. of Shares Underlying Outstanding convertible securities (including Warrants)	Shareholding, as a % assuming full conversion of convertible securities (as a percentage of diluted share capital)	Number of Locked in shares		Number of Shares pledged or otherwise encumbered		Number of equity shares held in dematerialised form
								No of Voting Rights			Total as a % of (A+B+C)			No. (a)	As a % of total Shares held (b)	No. (a)	As a % of total Shares held (b)
								Class eg: X	Class eg: y	Total
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII) = (IV)+(V)+(VI)	(VIII) As a % of (A+B+C2)	(IX)				(X)	(XI)=(VII)+(X) As a % of (A+B+C2)	(XII)		(XIII)		(XIV)

(A)	Promoter & Promoter Group*	3	1122713999	0	0	1122713999	59.8825	1122713999	0	1122713999	59.8825	0	59.8825	0	0.0000	645486059	57.4934	1122713999
(B)	Public	268777	752148482	0	0	752148482	40.1175	752148482	0	752148482	40.1175	0	40.1175	0	0.0000	NA	NA	752139480
(C)	Non Promoter - Non Public	0	0	0	0	0	0.0000	0	0	0	0.0000	0	0.0000	0	0.0000	NA	NA	0
(C1)	Shares Underlying DRs	0	0	0	0	0	0.0000	0	0	0	0.0000	0	0.0000	0	0.0000	NA	NA	0

(C2)	Shares Held By Employee Trust	0	0	0	0	0	0.0000	0	0	0	0.0000	0	0.0000	0	0.0000	NA	NA	0

	Total	268780	1874862481	0	0	1874862481	100.0000	1874862481	0	1874862481	100.0000	0	100.0000	0	0.0000	645486059	34.4284	1874853479

*	Twin Star Energy Holdings Ltd (TSEHL) holds 100% in Twin Star Mauritius Holdings Ltd (TSMHL). TSMHL is one of the Promoters of Cairn lndia Limited and holds 645,486,059 number of shares (34.4284%) in Cairn India Limited. TSEHL has pledged its entire shareholding in TSMHL, but there is no direct pledge of Cairn India’s shares by any Promoter.

Cairn India Limited

Table II - Statement showing shareholding pattern of the Promoter and Promoter Group

	Category & Name of the shareholders	PAN	Nos. of shareholder	No. of fully paid up equity shares held	Partly paid- up equity shares held	No. of shares underlying Depository Receipts	Total nos. shares held	Shareholding % calculated as per SCRR, 1957 As a % of (A+B+C2)	Number of Voting Rights held in each class of securities				No. of Shares Underlying Outstanding convertible securities (including Warrants)	Shareholding, as a % assuming full conversion of convertible securities (as a percentage of diluted share capital)	Number of Locked in shares		Number of Shares pledged or otherwise encumbered		Number of equity shares held in dematerialised form
									No of Voting Rights			Total as a % of Total Voting rights			No. (a)	As a % of total Shares held (b)	No. (a)	As a % of total Shares held (b)
									Class X	Class Y	Total
	(I)	(II)	(III)	(IV)	(V)	(VI)	(VII) = (IV)+(V)+ (VI)	(VIII) As a % of (A+B+C2)	(IX)				(X)	(XI)= (VII)+(X) As a % of (A+B+C2)	(XII)		(XIII)		(XIV)
1	Indian
(a)	Individuals / Hindu Undivided Family		0	0	0	0	0	0.0000	0	0	0	0.0000	0	0.0000	0	0.0000	0	0.0000	0
(b)	Central Government / State Governments(s)		0	0	0	0	0	0.0000	0	0	0	0.0000	0	0.0000	0	0.0000	0	0.0000	0
(c)	Financial Institutions / Banks		0	0	0	0	0	0.0000	0	0	0	0.0000	0	0.0000	0	0.0000	0	0.0000	0
(d)	Any Other (Specify)
	Bodies Corporate		2	477227940	0	0	477227940	25.4540	477227940	0	477227940	25.4540	0	25.4540	0	0.0000	0	0.0000	477227940
	Vedanta Limited	AACCS7101B	1	444527940	0	0	444527940	23.7099	444527940	0	444527940	23.7099	0	23.7099	0	0.0000	0	0.0000	444527940
	Sesa Resources Limited	AAACV7160R	1	32700000	0	0	32700000	1.7441	32700000	0	32700000	1.7441	0	1.7441	0	0.0000	0	0.0000	32700000

	Sub Total (A)(1)		2	477227940	0	0	477227940	25.4540	477227940	0	477227940	25.4540	0	25.4540	0	0.0000	0	0.0000	477227940

2	Foreign

(a)	Individuals (Non-Resident Individuals / Foreign Individuals)		0	0	0	0	0	0.0000	0	0	0	0.0000	0	0.0000	0	0.0000	0	0.0000	0
(b)	Government		0	0	0	0	0	0.0000	0	0	0	0.0000	0	0.0000	0	0.0000	0	0.0000	0
(c)	Institutions		0	0	0	0	0	0.0000	0	0	0	0.0000	0	0.0000	0	0.0000	0	0.0000	0
(d)	Foreign Portfolio Investor		0	0	0	0	0	0.0000	0	0	0	0.0000	0	0.0000	0	0.0000	0	0.0000	0
(e)	Any Other (Specify)
	Bodies Corporate		1	645486059	0	0	645486059	34.4284	645486059	0	645486059	34.4284	0	34.4284	0	0.0000	645486059	100.0000	645486059
	Twin Star Mauritius Holdings Ltd*	AADCT7318L	1	645486059	0	0	645486059	34.4284	645486059	0	645486059	34.4284	0	34.4284	0	0.0000	645486059	100.0000	645486059

	Sub Total (A)(2)		1	645486059	0	0	645486059	34.4284	645486059	0	645486059	34.4284	0	34.4284	0	0.0000	645486059	100.0000	645486059

	Total Shareholding of Promoter And Promoter Group (A)=(A)(1)+(A)(2)		3	1122713999	0	0	1122713999	59.8825	1122713999	0	1122713999	59.8825	0	59.8825	0	0.0000	645486059	57.4934	1122713999

Details of Shares which remain unclaimed may be given here along with details such as number of shareholders, outstanding shares held in demat/unclaimed suspense account, voting rights which are frozen etc. - NIL

*	Twin Star Energy Holdings Ltd (TSEHL) holds 100% in Twin Star Mauritius Holdings Ltd (TSMHL). TSMHL is one of the Promoters of Cairn India Limited and holds 645,486,059 number of shares (34.4284%) in Cairn India Limited. TSEHL has pledged its entire shareholding in TSMHL, but there is no direct pledge of Cairn India’s shares by any Promoter.

3 of 6

Cairn India Limited

Table III - Statement showing shareholding pattern of the Public shareholder

	Category & Name of the shareholders	PAN	Nos. of shareholder	No. of fully paid up equity shares held	Partly paid-up equity shares held	No. of shares underlying Depository Receipts	Total nos. shares held	Shareholding % calculated as per SCRR, 1957 As a % of (A+B+C2)	Number of Voting Rights held in each class of securities				No. of Shares Underlying Outstanding convertible securities (including Warrants)	Total Shareholding, as a % assuming full conversion of convertible securities (as a percentage of diluted share capital)	Number of Locked in shares		Number of Shares pledged or otherwise encumbered		Number of equity shares held in dematerialised form
									No. of Voting Rights			Total as a % of Total Voting rights			No. (a)	As a % of total Shares held(b)	No. (Not applicable) (a)	As a % of total Shares held (Not applicable) (b)
									Class X	Class Y	Total
	(I)	(II)	(III)	(IV)	(V)	(VI)	(VII) = (IV)+(V)+(VI)	(VIII) As a % of (A+B+C2)	(IX)				(X)	(XI)= (VII)+(X) As a % of (A+B+C2)	(XII)		(XIII)		(XIV)
1	Institutions
(a)	Mutual Fund		60	13235327	0	0	13235327	0.7059	13235327	0	13235327	0.7059	0	0.7059	0	0.0000	NA	NA	13235327
(b)	Venture Capital Funds		0	0	0	0	0	0.0000	0	0	0	0.0000	0	0.0000	0	0.0000	NA	NA	0
(c)	Alternate Investment Funds		0	0	0	0	0	0.0000	0	0	0	0.0000	0	0.0000	0	0.0000	NA	NA	0

(d)	Foreign Venture Capital Investors		0	0	0	0	0	0.0000	0	0	0	0.0000	0	0.0000	0	0.0000	NA	NA	0
(e)	Foreign Portfolio Investor		468	295276185	0	0	295276185	15.7492	295276185	0	295276185	15.7492	0	15.7492	0	0.0000	NA	NA	295276185
(f)	Financial Institutions / Banks		51	171506288	0	0	171506288	9.1477	171506288	0	171506288	9.1477	0	9.1477	0	0.0000	NA	NA	171506288
	Life Insurance Corporation of India	AAACL0582H		169773123	0	0	169773123	9.0552	169773123	0	169773123	9.0552	0	9.0552	0	0.0000	NA	NA	169773123
(g)	Insurance Companies		3	5093392	0	0	5093392	0.2717	5093392	0	5093392	0.2717	0	0.2717	0	0.0000	NA	NA	5093392

(h)	Provident Funds/ Pension Funds		0	0	0	0	0	0.0000	0	0	0	0.0000	0	0.0000	0	0.0000	NA	NA	0
(i)	Any Other (Specify)		0	0	0	0	0	0.0000	0	0	0	0.0000	0	0.0000	0	0.0000	NA	NA	0

	Sub Total (B)(1)		582	485111192	0	0	485111192	25.8745	485111192	0	485111192	25.8745	0	25.8745	0	0.0000	NA	NA	485111192

2	Central Government/ State Government(s) / President of India
	Central Government / State Government(s)		2	174532	0	0	174532	0.0093	174532	0	174532	0.0093	0	0.0093	0	0.0000	NA	NA	174532

	Sub Total (B)(2)		2	174532	0	0	174532	0.0093	174532	0	174532	0.0093	0	0.0093	0	0.0000	NA	NA	174532

3	Non-Institutions
(a)	Individuals
	i. Individual shareholders holding nominal share capital up to Rs. 2 lakhs.		255675	52440008	0	0	52440008	2.7970	52440008	0	52440008	2.7970	0	2.7970	0	0.0000	NA	NA	52431006
	ii. Individual shareholders holding nominal share capital in excess of Rs. 2 lakhs.		104	13745879	0	0	13745879	0.7332	13745879	0	13745879	0.7332	0	0.7332	0	0.0000	NA	NA	13745879
(b)	NBFCs registered with RBI		0	0	0	0	0	0.0000	0	0	0	0.0000	0	0.0000	0	0.0000	NA	NA	0
(c)	Employee Trusts		0	0	0	0	0	0.0000	0	0	0	0.0000	0	0.0000	0	0.0000	NA	NA	0

(d)	Overseas Depositories (holding DRs) (balancing figure)		0	0	0	0	0	0.0000	0	0	0	0.0000	0	0.0000	0	0.0000	NA	NA	0
(e)	Any Other (Specify)
	Trusts		22	737990	0	0	737990	0.0394	737990	0	737990	0.0394	0	0.0394	0	0.0000	NA	NA	737990
	Foreign Nationals		1	600	0	0	600	0.0000	600	0	600	0.0000	0	0.0000	0	0.0000	NA	NA	600
	Hindu Undivided Family		6044	2251924	0	0	2251924	0.1201	2251924	0	2251924	0.1201	0	0.1201	0	0.0000	NA	NA	2251924
	Foreign Companies		1	184125764	0	0	184125764	9.8208	184125764	0	184125764	9.8208	0	9.8208	0	0.0000	NA	NA	184125764
	Cairn UK Holdings Limited	AACCC9135H		184125764	0	0	184125764	9.8208	184125764	0	184125764	9.8208	0	9.8208	0	0.0000	NA	NA	184125764
	Non Resident Indians (Non Repat)		1202	521825	0	0	521825	0.0278	521825	0	521825	0.0278	0	0.0278	0	0.0000	NA	NA	521825
	Non Resident Indians (Repat)		2922	1910015	0	0	1910015	0.1019	1910015	0	1910015	0.1019	0	0.1019	0	0.0000	NA	NA	1910015
	Clearing Member		581	1722827	0	0	1722827	0.0919	1722827	0	1722827	0.0919	0	0.0919	0	0.0000	NA	NA	1722827
	Bodies Corporate		1641	9405926	0	0	9405926	0.5017	9405926	0	9405926	0.5017	0	0.5017	0	0.0000	NA	NA	9405926

	Sub Total (B)(3)		268193	266862758	0	0	266862758	14.2337	266862758	0	266862758	14.2337	0	14.2337	0	0.0000	NA	NA	266853756

	Total Public Shareholding (B)= (B)(1)+(B)(2)+(B)(3)		268777	752148482	0	0	752148482	40.1175	752148482	0	752148482	40.1175	0	40.1175	0	0.0000	NA	NA	752139480

Details of the shareholders acting as persons in Concert including their Shareholding (No. and %): NIL

Details of Shares which remain unclaimed may be given here along with details such as number of shareholders, outstanding shares held in demat/unclaimed suspense account, voting rights which are frozen etc.

No. of shareholders	Outstanding shares held in unclaimed suspense account, voting rights frozen etc.
45	7,385

Cairn India Limited

Table IV - Statement showing shareholding pattern of the Non Promoter- Non Public shareholder

	Category & Name of the shareholders	PAN	No. of shareholder	No. of fully paid up equity shares held	Partly paid- up equity shares held	No. of shares underlying Depository Receipts	Total no. shares held	Shareholding % calculated as per SCRR, 1957 As a % of (A+B+C2)	Number of Voting Rights held in each class of securities				No. of Shares Underlying Outstanding convertible securities (including Warrants)	Total shareholding, as a % assuming full conversion of convertible securities (as a percentage of diluted share capital)	Number of Locked in shares		Number of Shares pledged or otherwise encumbered		Number of equity shares held in dematerialised form (Not applicable)
									No of Voting Rights			Total as a % of Total Voting rights			No.	As a % of total Shares held	No. (not applicable)	As a % of total Shares held (not applicable)
									Class X	Class Y	Total
	(I)	(II)	(III)	(IV)	(V)	(VI)	(VII) = (IV)+(V)+(VI)	(VIII) As a % of (A+B+C2)	(IX)				(X)	(XI)=(VII)+(X) As a % of (A+B+C2)	(XII)		(XIII)		(XIV)
1	Custodian/DR Holder		0	0	0	0	0	0.0000	0	0	0	0.0000	0	0.0000	0	0.0000	NA	NA	0

2	Employee Benefit Trust (under SEBI (Share based Employee Benefit) Regulations, 2014)		0	0	0	0	0	0.0000	0	0	0	0.0000	0	0.0000	0	0.0000	NA	NA	0

	Total Non-Promoter- Non Public Shareholding (C)= (C)(1)+(C)(2)		0	0	0	0	0	0.0000	0	0	0	0.0000	0	0.0000	0	0.0000	NA	NA	0

SCHEME OF ARRANGEMENT

(Under Sections 391 to 394 read with Sections 100-103 of the Companies Act, 1956 and Section 52 of the Companies Act, 2013 and other applicable provisions of the Companies Act, 1956 and /or Companies Act, 2013, as may be applicable)

BETWEEN

CAIRN INDIA LIMITED

AND

VEDANTA LIMITED

AND

THEIR RESPECTIVE SHAREHOLDERS AND CREDITORS

(A)	PREAMBLE

This Scheme of Arrangement (“Scheme” as defined hereinafter) provides for amalgamation of Cairn India Limited with and into the Vedanta Limited pursuant to provisions of Sections 391 to 394 read with Sections 100 to 103 of the Companies Act, 1956, and Section 52 of the Companies Act, 2013, and other applicable provisions of the Companies Act, 1956 / Companies Act, 2013. This Scheme also provides for various other matters consequential thereto or otherwise integrally connected therewith.

(B)	DESCRIPTION OF COMPANIES

1.	Cairn India Limited (hereinafter referred to as “Cairn”) is a subsidiary of Vedanta Limited and thereby forms part of the Vedanta group. Cairn is primarily engaged in the business of oil and gas exploration, development and production. Vedanta Limited directly / indirectly holds 59.9% of the equity share capital of Cairn. The equity shares of Cairn are listed on the BSE Limited and the National Stock Exchange of India Limited.

2.	Vedanta Limited (hereinafter referred to as “Vedanta”) is the flagship company of the Vedanta Resources Plc (“VR Plc”), a metals and mining conglomerate with business interests across India, Zambia, Australia, Namibia, South Africa and Ireland.

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The equity shares of VR Plc are listed on the official list of the United Kingdom Listing Authority (‘UKLA’), and traded on the London Stock Exchange’s main market for listed securities. Vedanta is a metals and mining company with business interests in copper, iron, aluminium and zinc, and is also engaged in power generation. The ultimate holding company of Vedanta, VR Plc, holds 62.9% of the equity share capital of Vedanta through intermediate wholly owned subsidiaries as well as through equity shares underlying the American Depository Shares (“ADS”) issued by Vedanta. The equity shares of Vedanta are listed on BSE Limited and the National Stock Exchange of India Limited. The ADS of Vedanta are listed on the New York Stock Exchange (‘NYSE’).

(C)	RATIONALE FOR THE SCHEME

1.	The Scheme is expected to achieve the following benefits:

•	Consolidation and simplification of the group structure;

•	Enhanced diversification as a global natural resources player;

•	Stability and enhancement in earnings and cash flow;

•	Operational effectiveness and cost optimization

•	Stronger Balance Sheet resulting in:

•	Improved allocation of capital;

•	Broader access to capital markets;

•	Lower cost of capital;

2.	The amalgamation is in the interest of the shareholders, creditors and all other stakeholders of the respective companies and is not prejudicial to the interests of the concerned shareholders, creditors or the public at large.

(D)	PARTS OF THE SCHEME:

This Scheme is divided into the following parts:

PART I deals with the definitions, interpretations and share capital of Cairn and Vedanta;

PART II deals with the amalgamation of Cairn with and into Vedanta and other related matters; and

PART III deals with general terms and conditions applicable to this Scheme.

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(E)	The amalgamation of Cairn with Vedanta will combine their business activities and operations into a single company with effect from the Appointed Date (defined hereinafter) and shall be in compliance with the provisions of the Income-tax Act, 1961, including Section 2 (1B) or any amendments thereto.

PART I

DEFINITIONS AND SHARE CAPITAL

1.	DEFINITIONS

In this Scheme, unless inconsistent with the subject or context, in addition to the terms defined elsewhere in this Scheme, the following capitalised terms shall have the meaning set out below:

1.1.	“Act” or “the Act” means the Companies Act, 1956 and/or the Companies Act, 2013 (as the case may be and to the extent applicable) as in force from time to time (including any statutory modifications(s) or re-enactment(s) thereof) and rules and regulations made thereunder, for the time being in force, and which may relate or are applicable to the arrangement;

1.2.	“Appointed Date” means 1st April, 2016 or such other date as may be agreed by the board of directors of Vedanta and Cairn and approved by the High Court or as directed or imposed by the High Court;

1.3.	“Board of Directors” means the board of directors of Cairn or Vedanta, as the context may require, and shall include a duly constituted committee thereof;

1.4.	“Cairn” means Cairn India Limited, a company incorporated under the provisions of Companies Act, 1956 having Company Identification Number: L11101MH2006PLC163934, and having its registered office at 101, First Floor, C Wing, Business Square, Andheri Kurla Road, Andheri (E), Mumbai – 400059, Maharashtra;

1.5.	“Cairn Equity Shares” means equity shares of Cairn having a face value of Rs. 10/-each;

1.6.	“Cairn Equity Shareholders” means the shareholders of Cairn holding Cairn Equity Shares;

1.7.	“Cairn EOP” means all employee benefit option plans of Cairn;

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1.8.	“Effective Date” means the last of the dates on which the conditions specified in Clause 19 of this Scheme are complied with;

1.9.	“Employees” means all the employees of Cairn as on the Effective Date;

1.10.	“High Court” means the High Court having jurisdiction over Cairn and Vedanta and shall include the National Company Law Tribunal, if and when applicable;

1.11.	“Preference Shares” means the 7.5% Non-Cumulative Redeemable Preference Shares of Rs. 10/- each, the terms of which are specified in Annexure 1 to this Scheme;

1.12.	“Record Date” shall mean such date to be fixed by the Board of Directors of Cairn/Vedanta, after the Effective Date, for the purpose of determining the members of Cairn to whom shares of Vedanta will be allotted pursuant to this Scheme in terms of Clause 5.1;

1.13.	“SEBI” shall mean the Securities and Exchange Board of India;

1.14.	“SEBI Circulars” shall mean circulars issued by SEBI, being Circular Number CIR/CFD/DIL/5/2013 dated February 4, 2013 read with Circular Number CIR/CFD/DIL/8/2013 dated May 21, 2013 and any amendments thereto;

1.15.	“Scheme” or “the Scheme” or “this Scheme” means this Scheme of Arrangement in its present form or this Scheme with such modification(s), if any made, as per Clause 16 of the Scheme from time to time, with the appropriate approvals and sanctions of the High Court(s) and other relevant regulatory/statutory/governmental authorities, as may be required under the Act, and/or under any other applicable laws;

1.16.	“Stock Exchanges” means BSE Limited and The National Stock Exchange of India Limited;

1.17.	“Vedanta” means Vedanta Limited a company incorporated under the Companies Act, 1956, having Company Identification Number: L13209GA1965PLC000044, and having its registered office at Sesa Ghor, 20 EDC Complex, Patto, Panjim, Goa – 403001.

All terms and expressions which are used in this Scheme but not defined herein shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Income-tax Act, 1961, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 (as the case may be) or other applicable laws, rules, regulations, bye-laws, as the case may be, including any statutory amendment, modification or re-enactment thereof, from time to time.

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2.	SHARE CAPITAL

2.1.	The authorised, issued, subscribed and paid-up share capital of Cairn as on 31st March, 2015 is as under:

Share Capital	Rs. in Crore
Authorised Share Capital
225,00,00,000 Equity Shares of Rs. 10/- each	2,250.00

Total	2,250.00

Issued, Subscribed and Paid-up Share Capital
1,874,852,752 Equity Shares of Rs. 10/- each, fully paid up	1874.85

Total	1874.85

Subsequent to the above date, there has been no change in authorised, issued, subscribed and paid up share capital till the date of approval of the Scheme by the Board on 14th June 2015.

1,62,70,291 (One Crore Sixty Two Lakhs Seventy Thousand Two Hundred Ninety One) Options are outstanding against Cairn EOP as on 31st May 2015 (being converted into cash awards pursuant to Clause 6.2 of the Scheme).

2.2.	The authorised, issued, subscribed and paid-up share capital of Vedanta as on 31st March, 2015 is as under:

Share Capital	Rs. in Crore
Authorised Share Capital
51,270,100,000 Equity Shares of Re.1/- each	5,127.01
3,50,00,000 Redeemable Preference Shares of Rs.10/- each	35.00

Total	5,162.01

Issued, Subscribed and Paid-up Share Capital*
296,50,04,871 Equity Shares of Re.1/- each, fully paid-up	296.50

Total	296.50

*	Includes allotment of 310,632 equity shares to shareholders of erstwhile Sterlite Industries (India) Limited have been kept in abeyance.

Subsequent to the above date, there has been no change in authorised, issued, subscribed and paid up share capital till the date of approval of the Scheme by the Board on 14th June 2015.

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As on 31st March 2015, the issued equity share capital as above includes 22,13,31,788 equity shares which have been issued as underlying security in respect of 5,53,32,947 ADSs issued by Vedanta that are currently listed on the NYSE. Each ADS has four (4) underlying equity shares of Vedanta.

2.3.	The authorised share capital of Cairn will be transferred to Vedanta as stated in Clause 17 of the Scheme.

3.	DATE OF TAKING EFFECT AND OPERATIVE DATE

The Scheme as set out herein in its present form or with any modification(s), as may be approved or imposed or directed by the High Court(s), or made as per Clause 16 of the Scheme, shall become effective from the Appointed Date, but shall be operative from the Effective Date.

PART II

AMALGAMATION OF CAIRN WITH

VEDANTA AND OTHER RELATED MATTERS

4.	AMALGAMATION AND VESTING OF ASSETS AND LIABILITIES AND ENTIRE BUSINESS OF CAIRN

4.1.	Upon the Scheme becoming effective and with effect from the Appointed Date and pursuant to the provisions of Section 394 and other applicable provisions of the Act, if any and in accordance with provisions of Section 2(1B) of the Income-tax Act, 1961, the entire undertaking of Cairn along with all assets, liabilities, contracts, employees, licences, records, approvals, etc. being integral parts of the undertaking of Cairn shall, without any further act, instrument or deed, stand amalgamated with and be vested in or be deemed to have been vested in Vedanta as a going concern so as to become as and from the Appointed Date, the undertaking of Vedanta by virtue of and in the manner provided in this Scheme.

4.2.	Without prejudice to the generality of the above and to the extent applicable, unless otherwise stated herein, upon this Scheme becoming effective and with effect from the Appointed Date:

4.2.1.	All assets of Cairn, that are movable in nature or are otherwise capable of transfer by physical or constructive delivery and/or by endorsement and delivery or by operation of law pursuant to the vesting orders of the High Court sanctioning the Scheme, shall stand vested in Vedanta and shall be deemed to be and have become the property of Vedanta by operation of law without any further act or execution of an instrument with the intent of vesting such assets in Vedanta. The order sanctioning the Scheme shall operate in relation to the movable property in accordance with its normal mode of vesting and as the context may provide, by physical or constructive delivery, or by endorsement and delivery or by mere operation of the order of the High Court(s) sanctioning the Scheme, in accordance with the Act, as appropriate to the nature of the movable property vested. The title to such property shall be deemed to have been mutated and recognised as that of Vedanta;

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4.2.2.	All other movable properties of Cairn, including investments in shares, mutual funds, bonds and any other securities, sundry debtors, outstanding loans and advances, if any, recoverable in cash or in kind or for value to be received, bank balances and deposits, if any, with Government, semi-Government, local and other authorities and bodies, customers and other persons, shall without any further act, instrument or deed, pursuant to the orders of the High Courts and by operation of law become the property of Vedanta, and the title thereof together with all rights, interests or obligations therein shall be deemed to have been mutated and recorded as that of Vedanta. All investments of Cairn shall be recorded in the name of Vedanta by operation of law as transmission in favour of Vedanta as a successor in interest and any documents of title in the name of Cairn shall also be deemed to have been mutated and recorded in the name of Vedanta to the same extent and manner as originally held by Cairn and enabling the ownership, right, title and interest therein as if Vedanta was originally Cairn. Vedanta shall subsequent to the orders of the High Court(s) be entitled to the delivery and possession of all documents of title of such movable property in this regard;

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4.2.3.	All immovable properties of Cairn, including land(s) and /or together with the buildings and structures standing thereon, estates and rights and interests in all immovable properties of Cairn, whether freehold or leasehold or otherwise and all documents of title, rights and easements, including pending mutation(s) in relation thereto shall stand vested in and/or be deemed to have been vested in Vedanta, as successor in interest and / or title to Cairn, by operation of law pursuant to the orders of the High Court sanctioning the Scheme. Such assets shall stand vested in Vedanta and shall be deemed to be and have become the property of Vedanta by operation of law. Vedanta shall be always entitled to all the rights and privileges attached in relation to such immovable properties and shall be liable to pay appropriate rent, rates and taxes and fulfil all obligations in relation thereto or as applicable to such immovable property. The title to such properties shall be deemed to have been mutated and as regards pending mutation(s) shall be deemed to have been mutated in the name of Vedanta and recognised as that of Vedanta and the mere filing of necessary documents with the appropriate Registrar or Sub-Registrar of Assurances or with the relevant Government agencies shall suffice as record of continuing titles with Vedanta and shall constitute a deemed mutation. Vedanta shall, pursuant to the order of the High Courts be entitled to the delivery and possession of all documents of title to such immovable property. It is hereby clarified that all the rights, title and interest of Cairn in any leasehold properties shall, pursuant to Section 394(2) of the Act and the provisions of this Scheme, without any further act, instrument or deed, be vested in or be deemed to have been vested in Vedanta;

4.2.4.	Provided that, if required, for the purpose of giving effect to the orders passed under Sections 391 to 394 of the Act in respect of this Scheme, Vedanta shall at all times be entitled to effect the change in the title and the appurtenant legal right(s) upon the vesting of such properties (including all the immovable properties) of Cairn in accordance with the provisions of Section 391 to 394 of the Act, at the office of the respective Registrar of Assurances or any other appropriate authority, in the jurisdiction where any such property is situated. Vedanta shall be entitled to engage in such correspondence, execute such documents and agreements, and make such representations as may be necessary to effect any mutation, if required. However, such correspondence, documents and agreements entered into by Vedanta in furtherance of the Scheme for ease of completion of mutation shall be deemed to be an integral part of the Scheme and the order sanctioning the same and such correspondence, documents and agreements, shall not constitute a separate instrument;

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4.2.5.	All debts, liabilities, contingent liabilities, duties and obligations, secured or unsecured, whether in Indian rupees or foreign currency, whether or not provided for in the books of account or disclosed in the balance sheets of Cairn shall stand vested in Vedanta and shall be deemed to be the debts, liabilities, contingent liabilities, duties and obligations of Vedanta, and Vedanta shall assume and undertake to meet, discharge and satisfy the same under their respective terms and conditions, if any. It is hereby clarified that it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement, by virtue of which such debts, liabilities, duties and obligations have arisen, to give effect to the provisions of this Clause. Where any of the liabilities of Cairn as on the Appointed Date deemed to be transferred to Vedanta, have been discharged by Cairn after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to have been for and on account of and for the benefit of Vedanta;

4.2.6.	All registrations, goodwill, licenses, trademarks, service marks, copyrights, domain names, applications for copyrights, trade names and trademarks and other intellectual property rights, appertaining to Cairn, if any, shall stand vested in Vedanta without any further act, instrument or deed;

4.2.7.	All taxes (including but not limited to disputed tax demands, advance tax, tax deducted at source, minimum alternate tax credits, dividend distribution tax, securities transaction tax, taxes withheld/paid in a foreign country, value added tax, sales tax, service tax, etc) payable by or refundable to Cairn, including all or any refunds or disputed tax demands, if confirmed, or claims shall be treated as the tax liability or refunds/claims, as the case may be, of Vedanta, and any incentives, advantages, privileges, exemptions, credits, holidays, remissions, reductions, subsidies, grants, special status, other benefits, as would have been available to Cairn, shall, be available to Vedanta;

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4.2.8.	Vedanta shall stand substituted in and shall always be deemed to have been a party to all agreements, MOUs, deeds, contracts, including production sharing contracts (including as provided in Annexure 2), interests in oil blocks, interests in operating agreements / joint operating agreements, right of way to lay pipelines, petroleum exploratory licenses, exploratory rights, mining lease(s) or other specific licenses for exploration, development and production of oil & gas, land leases for seismic operations, rights of use in land, authorisations, permits, approvals, entitlements, subsidies, grants, including any indemnities, guarantees or other similar rights and entitlements whatsoever, etc. of whatever nature and wheresoever situate to which Cairn is a party, including any benefits to which Cairn may be eligible or entitled, and subsisting or being effective on or immediately before the Effective Date (collectively referred to as “Agreements”) and all such Agreements and all interests therein shall remain in full force and effect against or in favour of Vedanta and shall be binding on and be enforceable by and against Vedanta as fully and effectually as if Vedanta had at all material times been a party thereto. Vedanta, if so required, shall provide certified copies of orders of High Courts sanctioning the Scheme to the counter parties to the Agreements for information purposes and such party or authority shall make and duly record the necessary substitution or endorsement in the name of Vedanta as successor, pursuant to such orders without any break in the validity and enforceability of such Agreement. However, till the time such substitution/ endorsement is actually effected, Vedanta shall always be deemed to a party to all such Agreements and be allowed to operate in the name and style of Cairn. It is hereby clarified that all rates, fees, profit sharing, etc. paid by Cairn till the Effective Date shall be considered paid by or for Vedanta and shall be considered part of total sum payable under such Agreement and Vedanta shall not be called upon or required to pay the same again;

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4.2.9.	All approvals, consents, exemptions, registrations, no-objection certificates, permits, quotas, rights, entitlements, licenses (including the licenses granted by any Governmental, statutory or regulatory bodies for the purpose of carrying on its business or in connection therewith), and certificates of every kind and description of whatsoever nature in relation to Cairn, or to the benefit of which Cairn may be eligible/entitled, and which are subsisting or having effect on the Effective Date, shall be deemed to be approvals, consents, exemptions, registrations, no-objection certificates, permits, quotas, rights, entitlements, licenses (including the licenses granted by any Governmental, statutory or regulatory bodies for the purpose of carrying on its business or in connection therewith), and certificates of every kind and description of whatsoever nature of Vedanta, and shall be in full force and effect in favour of Vedanta and may be enforced as fully and effectually as if, instead of Cairn, Vedanta had been a party or beneficiary or obligor thereto. Vedanta shall file certified copies of orders of the High Courts sanctioning the Scheme and, if required, file appropriate applications or forms with the relevant authorities concerned for statistical and information purposes only and third party or authority shall make and duly record the necessary substitution or endorsement in the name of Vedanta as successor pursuant to such orders without any break in the validity and enforceability of such approvals, consents, etc. However, till the time such substitution/ endorsement is actually effected, Vedanta is authorized and shall always be deemed to have been authorised to carry on business in the name and style of Cairn and under the relevant license and or permit and / or approval, as the case may be. It is hereby clarified that all rates, fees, etc. paid by Cairn till the Effective Date shall be deemed to have been paid by or for Vedanta and shall be considered part of the total sum payable in relation to such licence, etc. and Vedanta shall not be called upon or required to pay the same again;

4.2.10.	Benefits of any and all corporate approvals as may have already been taken by Cairn, whether being in the nature of compliances or otherwise under the Act, read with the rules and regulations made thereunder, shall stand vested in Vedanta and the said corporate approvals and compliances shall be deemed to have been taken/complied with by Vedanta.

4.3.	Without prejudice to the generality of the foregoing Clauses, it is clarified that, by virtue of the sanction of this Scheme by the High Court and by virtue of the operation of law, the interest in the production sharing contracts and joint operating agreements (including participating interests / operatorship therein) shall be vested or deemed to have been vested in Vedanta as an integral part of the undertaking of Cairn. Vedanta and Cairn shall in furtherance to the aforesaid, make applications as necessary to the Central Government and/or the State Governments and/or any governmental authority, or other person as required under the production sharing contracts or such other documents executed by Cairn.

4.4.	If and to the extent there are loans, deposits or balances or other outstanding inter-se between Cairn and Vedanta, the obligations in respect thereof shall, on and from the Appointed Date, come to an end and suitable effect shall be given in the books of Vedanta. For removal of doubts, it is hereby clarified that there would be no accrual of interest or other charges in respect of any such loans, deposits or balances inter-se between Cairn and Vedanta, with effect from the Appointed Date.

4.5.	The vesting of the entire undertaking of Cairn, as aforesaid, shall be subject to the encumbrances, if any, over or in respect of any of the assets or any part thereof, provided however that such encumbrances shall be confined only to the relevant assets of Cairn or part thereof on or over which they are subsisting on and vesting of such assets in Vedanta and no such encumbrances shall extend over or apply to any other asset(s) of Vedanta. Any reference in any security documents or arrangements (to which Cairn is a party) related to any assets of Cairn shall be so construed to the end and intent that such security shall not extend, nor be deemed to extend, to any of the other asset(s) of Vedanta. Similarly, Vedanta shall not be required to create any additional security over assets vested under this Scheme for any loans, debentures, deposits or other financial assistance already availed of /to be availed of by it, and the encumbrances in respect of such indebtedness of Vedanta shall not extend or be deemed to extend or apply to the assets so vested.

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4.6.	Cairn may, but shall not be required or bound to, give notice in such form as it may deem fit and proper to each party, debtor or borrower as the case may be that, pursuant to the orders of the High Court sanctioning the Scheme and upon the Scheme becoming effective, the said debt, loan, advance, etc. be paid or made good or held on account of Vedanta as the person entitled thereto.

4.7.	Vedanta may, if required, give intimation in such form as it may deem fit and proper to each person, debtor or borrower that pursuant to the orders of the High Court having sanctioned the Scheme and upon the Scheme becoming effective, the said person, debtor or borrower shall pay the debt, loan or advance or make good the same or hold the same to its account and that the right of Vedanta to recover or realise the same is in substitution of the right of Cairn.

4.8.	Without prejudice to the foregoing Sections and upon this Scheme becoming effective, Cairn and Vedanta shall execute any instruments or documents or do all the acts and deeds as may be required, including the filing of necessary particulars and / or modification(s) of charge, with the Registrar of Companies having jurisdiction, to give formal effect to the above provisions, if required.

4.9.	Vedanta shall, at any time after this Scheme becomes effective, in accordance with the provisions hereof, if so required under any law or otherwise, execute appropriate deeds of confirmation or other writings or arrangements with any party to any contract or arrangement in relation to which Cairn has been a party, including any filings with the regulatory authorities, in order to give formal effect to the above provisions. Vedanta shall for this purpose, under the provisions hereof, be deemed to have been authorized to execute any such writings on behalf of Cairn and to carry out or perform all such formalities or compliances referred to above on the part of Cairn.

4.10.	Notwithstanding any provision to the contrary, upon the Effective Date and until the owned property, leasehold property and related rights thereto, license / right to use the immovable property, tenancy rights, liberties and special status are formally recorded, effected and/or perfected, in the records of the appropriate authority, in favor of Vedanta, Vedanta is and shall deemed to be authorized to carry on business in the name and style of Cairn under the relevant agreement, deed, lease and/or license, as the case may be.

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4.11.	For avoidance of doubt and without prejudice to the generality of the applicable provisions of the Scheme, it is clarified that, with effect from the Effective Date and till such time that the name of the bank accounts of Cairn is replaced with that of Vedanta, Vedanta shall be entitled to operate the bank accounts of Cairn in the name of Cairn in so far as may be necessary. All cheques and other negotiable instruments, payment orders received or presented for encashment which are in the name of Cairn after the Effective Date shall be accepted by the bankers of Vedanta and credited to the account of Vedanta, if presented by Vedanta. Vedanta shall be allowed to maintain bank accounts in the name of Cairn for such time as may be determined to be necessary by Vedanta for presentation and deposition of cheques and pay orders that have been issued in the name of Cairn. It is hereby expressly clarified that any legal proceedings by or against Cairn in relation to the cheques and other negotiable instruments, payment orders received or presented for encashment which are in the name of Cairn shall be instituted, or as the case maybe, continued by or against Vedanta after the coming into effect of the Scheme.

4.12.	The provisions of this Scheme as they relate to the amalgamation of Cairn into and with Vedanta, have been drawn up to comply with the conditions relating to “amalgamation” as defined under Section 2(1B) of the Income-tax Act, 1961. If any term or provision of the Scheme is found or interpreted to be inconsistent with the provisions of the said Section of the Income-tax Act, 1961, at a later date including resulting from an amendment of the law or the enactment of the law or for any other reason whatsoever, the provisions of the said Section of the Income-tax Act, 1961, shall prevail and the Scheme shall stand modified to the extent determined necessary to comply with Section 2(1B) of the Income-tax Act, 1961, or any amendment or any enactment thereof. Such modification will, however, not affect the other parts of the Scheme.

4.13.	On the approval of this Scheme by the shareholders and creditors of Cairn and Vedanta, such shareholders and creditors, to the extent required under applicable law, shall also be deemed to have resolved and accorded all relevant consents under the Act or other applicable laws or otherwise to the same extent applicable in relation to the amalgamation set out in this Scheme, related matters and this Scheme itself.

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4.14.	Upon the Scheme becoming Effective, the carrying amount of investment in Sesa Resources Limited by Vedanta shall be restated to the amount of the net book value of assets of Sesa Resources Limited, as at Appointed date, other than the carrying amount of investment in Cairn by Sesa Resources Limited and the difference arising on such restating shall be adjusted against the Securities Premium Account of Vedanta, as an integral part of the Scheme.

4.15.	Upon the Scheme becoming effective, the value of the investments in Cairn by Vedanta shall be adjusted against the balance in the capital reserve of Vedanta and the balance, if any, shall adjusted against balance in the Securities Premium Account of Vedanta, on cancellation of such investments.

4.16.	The utilization, if any, of Securities Premium Account, as mentioned in Clause 4.14 and 4.15 above, shall be effected as an integral part of the Scheme itself in accordance with the provisions of Section 52 of the Companies Act, 2013, and Sections 100 to 103 of the Companies Act, 1956, without having to follow the process under Section 100 to 103 of the Companies Act, 1956, separately, and the Order of the High Court sanctioning the Scheme shall be deemed to be also an Order under Section 102 of the Companies Act, 1956, for the purpose of confirming the reduction. The reduction would not involve either a diminution of liability in respect of unpaid share capital or payment of paid-up share capital to the shareholders, and the provisions of Section 101 of the Act will not be applicable.

4.17.	Notwithstanding the reduction pursuant to the Scheme, Vedanta shall not be required to add “and reduced” as a suffix to its name and Vedanta shall continue in its existing name.

5.	ISSUE OF SHARES

5.1.	Upon coming into effect of the Scheme and upon vesting of the undertaking of Cairn (inclusive of all assets and liabilities thereof), into and with Vedanta by operation of law, Vedanta shall, without any further application or deed, issue and allot:

(a)	1 (One) Equity share of Vedanta of Rs. 1/- (Rupee One only) each, fully paid up for every 1 (One) Equity share of Rs. 10/- (Rupees Ten only) each, fully paid up held by Cairn Equity Shareholders (“New Equity Shares”), and

(b)	4 (Four) Preference Shares of Vedanta of Rs. 10/- (Rupees Ten only) each, fully paid up for every 1 (One) Equity share of Rs. 10/- (Rupees Ten only) each, fully paid up held by Cairn Equity Shareholders

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to each Cairn Equity Shareholder whose name appears in the Register of Members as on the Record Date (other than Vedanta itself or any of its subsidiaries) or to their respective heirs, executors, administrators or other legal representatives or the successors-in-title, as the case may be.

5.2.	In view of the extant applicable laws, the Board of Directors of Vedanta shall apply for and obtain the permission of the Foreign Investment Promotion Board (“FIPB”)/RBI for issue of Preference Shares to non-resident Cairn Equity Shareholders.

5.3.	In the event, requisite approvals from FIPB/RBI for issue of such Preference Shares are not obtained on or before the Effective Date, notwithstanding anything to the contrary contained in the Scheme, the Board of Directors of Vedanta, subject to approval of the Reserve Bank of India (“RBI”), shall appoint merchant banker(s) (Category-I) (“Merchant Banker(s)”) to act on behalf of and as an agent and trustee of the non-resident Cairn Equity Shareholders in respect of the shares to be allotted as stated in Clause 5.1(b) above, in the manner provided hereunder:

5.3.1.	Vedanta shall issue and allot Preference Shares to the Merchant Banker(s) and the Merchant Banker(s) shall, for and on behalf of such non-resident Cairn Equity Shareholders, receive the aforesaid Preference Shares in an on-shore escrow account on such terms and conditions as may be acceptable to the Board of Directors;

5.3.2.	Immediately upon allotment of Preference Shares to the Merchant Banker(s), the Merchant Banker(s) shall, for and on behalf of the non-resident Cairn Equity Shareholders, and as an integral part of the Scheme, offer for sale the Preference Shares, issued and allotted to it under the Scheme within 30 (thirty) days from the date of listing of the Preference Shares by Vedanta, without Vedanta having to issue a prospectus for such offer for sale;

5.3.3.	Upon receipt of the sale proceeds on sale of Preference Shares pursuant to Clause 5.3.2 above, the Merchant Banker(s) shall distribute such proceeds (net of expenses) to the non-resident Cairn Equity Shareholders within 7 (seven) business days from the date of receipt of such proceeds, after deducting or withholding taxes or duties as may be applicable, in the proportion to their entitlements.

5.4.	Shares to be issued by Vedanta pursuant to Clause 5.1 above in respect of any Cairn Equity Shares and which are held in abeyance, if any under the provisions of Section 126 of the Companies Act, 2013 or otherwise shall, pending allotment or settlement of dispute by order of Court or otherwise, also be held in abeyance by Vedanta.

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5.5.	The Preference Shares to be issued pursuant to Clauses 5.1(b) above to the respective Cairn Equity Shareholders shall be subject to the Memorandum of Association and Articles of Association of Vedanta, and shall rank for dividend in priority to the equity shares of Vedanta, and shall, on winding up of the Vedanta be entitled to rank, as regards repayment of capital upto the commencement of winding up, in priority to the equity shares of the Vedanta.

5.6.	The equity shares to be issued by Vedanta to the respective Cairn Equity Shareholders pursuant to Clause 5.1(a) above shall be subject to the Memorandum of Association and Articles of Association of Vedanta and shall rank pari passu with the existing equity shares of Vedanta in all respects including dividends.

5.7.	The equity shares and the Preference Shares of Vedanta shall be issued in dematerialized form to those shareholders who hold shares of Cairn in dematerialized form, in to the account in which Cairn shares are held or such other account as is intimated by the shareholders to Vedanta and / or its Registrar. All those shareholders who hold shares of Cairn in physical form shall also have the option to receive the equity shares and Preference Shares in Vedanta, as the case may be, in dematerialized form, provided the details of their account with the Depository Participant are intimated in writing to Vedanta and / or its Registrar. Otherwise, they shall be issued equity shares and Preference Shares in physical form. Such physical share certificate(s), if any, shall be sent by Vedanta to the shareholders of Cairn at their respective registered addresses, as appearing in the register of members maintained by Cairn as of Record Date (or in case of joint holders - to the address of that one of the joint shareholders whose names stands first in such register of members in respect of such joint shareholding) and Vedanta shall not be responsible for any loss in transit.

5.8.	Cairn and Vedanta shall, if and to the extent required, apply for and obtain any approvals from concerned government / regulatory authorities for the issue and allotment of equity shares and Preference Shares to the Cairn Equity Shareholders pursuant to Clause 5.1 of the Scheme.

5.9.	In the event of there being any pending share transfer, whether lodged or outstanding, of any Cairn Equity Shareholder, the Board of Directors or any committee thereof of Cairn/Vedanta shall be empowered even subsequent to the Effective Date, to effectuate such transfer as if such changes in the name of the registered holder were operative from the Effective Date, in order to remove any difficulties arising to the transfer of shares after the Scheme becomes effective.

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5.10.	Approval of this Scheme by the shareholders of Vedanta shall be deemed to be the due compliance with the provisions of Section 62 and Section 42 of the Companies Act, 2013 and the other relevant and applicable provisions of the Act for the issue and allotment of shares pursuant to Clause 5.1 by Vedanta to the Cairn Equity Shareholders, as provided in this Scheme.

5.11.	The approval of this Scheme by the shareholders of both the companies under Sections 391 and 394 of the Act shall be deemed to be the approvals under Sections 13, 14 of Companies Act, 2013 and other applicable provisions of the Act and any other consents and approvals required in this regard.

5.12.	All New Equity Shares of Vedanta issued pursuant to the Scheme shall be listed on the Stock Exchanges and all Preference Shares of Vedanta issued pursuant to the Scheme shall be listed on The National Stock Exchange of India Limited and the BSE Limited, in accordance with applicable laws and regulations and Vedanta shall apply for such listings upon receipt of the orders of High Court sanctioning the Scheme. Vedanta shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with applicable laws or regulations for complying with the formalities of the Stock Exchanges.

5.13.	The issue of New Equity Shares and Preference Shares, as above, will not result in any fractional entitlement to any shareholder.

5.14.	The New Equity Shares and Preference Shares allotted to Cairn Equity Shareholders including Cairn UK Holdings Limited shall be subject to the same encumbrances, prohibitions and restraints/ attachments, if any, as may be subsisting under applicable law including Income-tax Act, 1961, with respect to Cairn Equity Shares as on the Record Date.

5.15.	Upon the Scheme becoming effective and upon the issue of shares in terms of Clause 5.1 above, the equity shares of Cairn, both in dematerialized form and in physical form, shall be deemed to have been automatically cancelled and be of no effect on and from the Record Date. Wherever applicable, Vedanta may, instead of requiring the surrender of the share certificates of Cairn, directly issue and dispatch the new share certificates of Vedanta.

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5.16.	U.S. Law Considerations

5.16.1.	The New Equity Shares and Preference Shares to be issued to the Cairn Equity Shareholders in terms of Clause 5.1 above have not been, and will not be registered under the United States Securities Act of 1933, as amended (‘U.S. Securities Act’). The issuance of the New Equity Shares under or as a result of the Scheme, shall be in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act (the “Section3(a)(10) Exemption”). To obtain the Section 3(a)(10) Exemption, Vedanta will be relying on the High Courts’ approval of the Scheme following the hearing of the High Courts on the terms and conditions of the Scheme.

5.16.2.	Further, for purposes of ensuring that the Scheme complies with the requirements of Section 3(a)(10) of the U.S. Securities Act, Cairn and Vedanta shall undertake that:

(a)	Cairn Equity Shareholders, as against their equity shares, shall receive the New Equity Shares and Preference Shares and shall not receive cash or other consideration; and

(b)	the Scheme shall become effective only after it has been approved by the High Courts following the hearings by the High Courts.

5.16.3.	Vedanta shall, on or prior to the Record Date, submit to the United States Securities and Exchange Commission, an announcement under cover of a Form 6-K with respect to the Scheme.

5.16.4.	Vedanta shall make an application, if required, to the NYSE in accordance with applicable laws, rules and regulations in connection with the issuance of the New Equity Shares and shall take all steps necessary in that regard.

6.	EMPLOYEES

6.1.	On the Scheme becoming effective, all employees of Cairn in service on the Effective Date, shall be deemed to have become employees of Vedanta with effect from the Appointed Date or their respective joining date, whichever is later, without any break in their service and on the basis of continuity of service, and the terms and conditions of their employment with Vedanta shall not be less favorable than those applicable to them with reference to Cairn on the Effective Date. Vedanta undertakes to continue to abide by any agreement/settlement, if any, validly entered into by Cairn with any union/employee of Cairn recognized by Cairn. It is hereby clarified that the accumulated balances, if any, standing to the credit of the employees in the existing provident fund, gratuity fund and superannuation fund of which the employees of Cairn are members shall be transferred to such provident fund, gratuity fund and superannuation fund of Vedanta or to be established and caused to be recognized by the appropriate authorities, by Vedanta. Pending the transfer as aforesaid, the provident fund, gratuity fund and superannuation fund dues of the employees of Cairn would be continued to be deposited in the existing provident fund, gratuity fund and superannuation fund respectively of Cairn. Upon transfer of the aforesaid funds to the respective funds of Vedanta, the existing trusts created for such funds by Cairn shall stand dissolved. It is further clarified that the services of the employees of Cairn will be treated as having been continuous, uninterrupted and taken into account for the purpose of the said fund or funds.

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Without prejudice to the aforesaid, the Board of Directors of Vedanta, if it deems fit and subject to applicable laws, shall be entitled to retain separate trusts or funds within Vedanta for the erstwhile fund(s) of Cairn.

6.2.	Upon the Scheme becoming effective, and as an integral part of the Scheme, Vedanta shall issue cash award options (“Vedanta Option”) to the employees of Cairn, holding options under Cairn EOP (“Eligible Employees”) which shall entitle the Eligible Employees to receive cash awards as per the Option Scheme (defined below). The number of Vedanta Options issued shall be equal to the number of options under Cairn EOP (whether vested or unvested) outstanding on the Effective Date.

6.3.	The terms and conditions applicable to the Vedanta Options shall be no less favourable than those provided under Cairn EOP, and shall not be detrimental to the interest of the employees of Cairn being transferred to Vedanta under the Scheme. Such Vedanta Option will be issued under a new employee cash award options scheme created by Vedanta (“Option Scheme”). On creation of the Option Scheme, the Cairn EOP shall stand extinguished. The Option Scheme created by Vedanta shall, inter alia, be based on the following principles:

6.3.1.	Each Vedanta Option shall have an exercise price per equity share of Vedanta equal to the respective Cairn EOP exercise price less Rs.10 (Rupees Ten Only) or such other amount as may be determined by Vedanta;

6.3.2.	The grant of the Vedanta Options to the Eligible Employees under the Scheme shall be effected as an integral part of the Scheme, and the consent of the Boards of Directors and shareholders of Cairn and Vedanta to the Scheme shall be deemed to be their consent in relation to all matters pertaining to the Cairn EOP and the Option Scheme, including without limitation, for the purposes of creating the Option Scheme, modifying terms of the Cairn EOP, modifying the exercise price of the stock options under Cairn EOP and all related matters. No further approval of the shareholders of Cairn or Vedanta or the Board of Directors or committees of the Board of Directors of Cairn or Vedanta would be required in this connection under the respective Cairn EOP and applicable law, as the case may be;

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6.3.3.	In relation to the Vedanta Option granted by Vedanta to the Eligible Employees, pursuant to this Scheme in lieu of the Cairn EOP, the vesting period during which the Cairn EOP were held by or deemed to have been held by the Eligible Employees shall be taken into account for determining the minimum vesting period required under the respective Cairn EOP and the applicable law, as the case may be;

6.3.4.	The Boards of Directors of Cairn and Vedanta shall take such actions and execute such further documents as may be necessary or desirable for the purpose of giving effect to the provisions of this Clause 6.3.

6.4.	Without prejudice to the above, the Board of Directors of Vedanta may offer to settle the Cairn EOP through any other consideration otherwise than through Option Scheme such that the same shall be no less favourable than the Cairn EOP and shall not be detrimental to the interest of the employees of Cairn.

7.	LEGAL PROCEEDINGS

7.1.	Any suit, petition, appeal or other proceeding of whatsoever nature and any orders of court, judicial or quasi-judicial tribunal or other governmental authorities enforceable by or against Cairn including without limitation any restraining orders (including order under section 281B of the Income-tax Act, 1961) pending before any court, judicial or quasi-judicial tribunal or any other forum, relating to Cairn, whether by or against Cairn, pending as on the Effective Date, shall not abate or be discontinued or in any way prejudicially affected by reason of the amalgamation of Cairn or of any order of or direction passed or issued in the amalgamation proceedings or anything contained in this Scheme, but by virtue of the order sanctioning the Scheme, such legal proceedings shall be continued and any prosecution shall be enforced by or against Vedanta in the same manner and to the same extent as would or might have been continued, prosecuted and/or enforced by or against Cairn, as if this Scheme had not been implemented.

7.2.	After the Appointed Date and until the Effective Date, Cairn shall defend all legal proceedings, other than in the ordinary course of business, with the advice and instructions of Vedanta.

7.3.	The transfer and vesting of the assets and liabilities under the Scheme and the continuance of the proceedings by or against Vedanta shall not affect any transaction or proceeding already completed by Cairn between the Appointed Date and the Effective Date to the end and intent that Vedanta accepts all acts, deeds and things done and executed by and/or on behalf of Cairn as acts, deeds and things done and executed by and on behalf of Vedanta.

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8.	CONTRACTS, DEEDS, ETC.

8.1.	All contracts, deeds, bonds, Agreements, indemnities, guarantees or other similar rights or entitlements whatsoever, schemes, arrangements and other instruments, permits, rights, entitlements, licenses (including the licenses granted by any Governmental, statutory or regulatory bodies) for the purpose of carrying on the business of Cairn, and in relation thereto, and those relating to tenancies, privileges, powers, facilities of every kind and description of whatsoever nature in relation to Cairn, or to the benefit of which Cairn may be eligible and which are subsisting or having effect immediately before this Scheme coming into effect, shall by endorsement, delivery or recordal or by operation of law pursuant to the orders of the High Court sanctioning the Scheme, and on this Scheme becoming effective be deemed to be contracts, deeds, bonds, Agreements, indemnities, guarantees or other similar rights or entitlements whatsoever, schemes, arrangements and other instruments, permits, rights, entitlements, licenses (including the licenses granted by any Governmental, statutory or regulatory bodies) of Vedanta. Such properties and rights described hereinabove shall stand vested in Vedanta and shall be deemed to be the property and become the property by operation of law as an integral part of Vedanta. Such contracts and properties described above shall continue to be in full force and continue as effective as hitherto in favour of or against Vedanta and shall be the legal and enforceable rights and interests of Vedanta, which can be enforced and acted upon as fully and effectually as if it were Cairn. Upon this Scheme becoming effective, the rights, benefits, privileges, duties, liabilities, obligations and interest whatsoever, arising from or pertaining to contracts including production sharing contracts (as provided in Annexure 2) and properties, shall be deemed to have been entered into and stand assigned, vested and novated to Vedanta by operation of law and Vedanta shall be deemed to be Cairn’s substituted party or beneficiary or obligor thereto. It being always understood that Vedanta shall be the successor in the interest of Cairn. In relation to the same, any procedural requirements required to be fulfilled solely by Cairn (and not by any of its successors), shall be fulfilled by Vedanta as if it were the duly constituted attorney of Cairn.

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8.2.	Vedanta may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which Cairn is a party or any writings as may be necessary to be executed in order to give formal effect to the above provisions. Vedanta shall be deemed to be authorised to execute any such writings on behalf and in the name of Cairn and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of Cairn.

8.3.	Without prejudice to the provisions of this Scheme, with effect from the Appointed Date, all inter-party transactions between Cairn and Vedanta shall be considered as intra-party transactions for all purposes, from the Appointed Date. Any taxes (including tax deducted at source or dividend distribution tax) paid in relation to such transaction shall, to the extent permissible by applicable law, be claimed as a refund.

8.4.	Vedanta shall be entitled to the benefit of all insurance policies which have been issued in respect of Cairn and the name of Vedanta shall be substituted as “Insured” in the policies as if Vedanta was initially a party thereto.

8.5.	Any inter-se contracts between Cairn on the one hand and Vedanta on the other hand shall stand cancelled and cease to operate upon the coming into effect of this Scheme.

9.	TAXES/ DUTIES / CESS ETC.

Upon the Scheme becoming effective, by operation of law pursuant to the orders of the High Court:

9.1.	The unutilized credits relating to excise duties paid on inputs lying to the account of Cairn as well as the unutilized credits relating to service tax paid on input services consumed by Cairn and any unutilized credit/ advance payment of sales tax/ VAT shall be transferred to Vedanta automatically without the requirement of any specific approval or permission as an integral part of the Scheme.

9.2.	Income taxes of whatsoever nature including advance tax, self-assessment tax, regular assessment taxes, tax deducted at source, dividend distribution tax, minimum alternative tax, wealth tax, if any, paid by Cairn shall be treated as paid by Vedanta and it shall be entitled to claim the credit, refund, adjustment for the same as may be applicable. Minimum alternative tax credit available to Cairn under the Income-tax Act, 1961, if any, shall be available to Vedanta.

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9.3.	If Cairn is entitled to any benefits under incentive schemes and policies, all such benefits under all such incentive schemes and policies shall be and stand vested in Vedanta.

9.4.	Vedanta is expressly permitted to revise and file its income tax returns and other statutory returns, including tax deducted / collected at source returns, service tax returns, excise tax returns, sales tax / VAT returns, as may be applicable and has expressly reserved the right to make such provision in its returns and to claim refunds, advance tax credits, credit of tax under Section 115JB of the Income-tax Act, 1961, credit of dividend distribution tax, credit of tax deducted at source, credit of foreign taxes paid/withheld, etc., etc. if any, as may be required for the purposes of/consequent to implementation of the Scheme. Such returns may be revised and filed notwithstanding that the statutory period for such revision and filing may have expired.

10.	ACCOUNTING TREATMENT

10.1	The amalgamation shall be accounted for in the books of Vedanta in accordance with the “pooling of interests method” prescribed under IndAS 103 “Business Combinations” and/ or such other IndAS as may be relevant. Accordingly,

10.1.1.	All the assets and liabilities of Cairn shall be recorded at their existing carrying amounts and in the same form in the books of Vedanta.

10.1.2.	The face value of equity shares issued by Vedanta to the Cairn Equity Shareholders pursuant to this Scheme shall be recorded as equity share capital of Vedanta and the preference shares issued by to Vedanta to the Cairn Equity Shareholders pursuant to this Scheme shall be recorded in accordance with the applicable IndAS;

10.1.3.	The balance of the retained earnings appearing in the financial statements of Cairn (as appearing in the books of accounts of Cairn) shall be aggregated with the corresponding balance appearing in the financial statements of Vedanta.

Alternatively, at the option of the Board of Vedanta, the same shall be transferred to general reserve, if any, of Vedanta.

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10.1.4.	The identity of the reserves of Cairn shall be preserved and they shall appear in the financial statements of Vedanta in the same form and manner, in which they appeared in the financial statements of Cairn, prior to this Scheme becoming effective. Accordingly, if prior to this Scheme becoming effective, there is any reserve in the financial statements of Cairn available for distribution whether as bonus shares or dividend or otherwise, the same shall also be available in the financial statements of Vedanta for such distribution pursuant to this Scheme becoming effective.

10.1.5.	The excess, if any, between the amount recorded as share capital issued by Vedanta and the amount of share capital of Cairn shall be transferred to capital reserve in the books of Vedanta and such capital reserve shall be presented separately from other capital reserves with disclosure of its nature and purpose in the notes to financial statements of Vedanta.

10.1.6.	Any inter-company payables/ receivables (including loans, advances or debtors etc.) shall be cancelled.

10.1.7.	In case of any differences in accounting policies between Vedanta and Cairn, impact of the same will be quantified and the same shall be appropriately adjusted and reported in accordance with applicable accounting rules and principles, so as to ensure that the financial statements of Vedanta reflect the financial position on the basis of harmonious accounting policies.

11.	CONDUCT OF BUSINESS UPTO THE EFFECTIVE DATE

11.1.	With effect from the Appointed Date and up to and including the Effective Date:

11.1.1.	Cairn shall be deemed to have been carrying on and shall carry on its business and activities and shall be deemed to have held and stood possessed of and shall hold and stand possessed of the assets for and on account of, and in trust for Vedanta;

11.1.2.	all profits or income arising or accruing to Cairn and all taxes paid thereon (including but not limited to advance tax, tax deducted at source, minimum alternate tax, dividend distribution tax, securities transaction tax, taxes withheld/paid in a foreign country, etc.) or losses arising or incurred by Cairn shall, for all purposes, be treated as and deemed to be the profits or income, taxes or losses, as the case may be, of Vedanta;

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11.1.3.	All loans raised and all liabilities and obligations incurred by Cairn after the Appointed Date and prior to the Effective Date, shall, subject to the terms of this Scheme, be deemed to have been raised, used or incurred for and on behalf of Vedanta in which the undertaking of Cairn shall vest in terms of this Scheme and to the extent they are outstanding on the Effective Date, shall also, without any further act or deed be and be deemed to become the debts, liabilities, duties and obligations of Vedanta;

11.1.4.	Cairn shall carry on its business with reasonable diligence and business prudence and in the same manner as it had been doing hitherto, and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts or incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitment either for themselves or on behalf of its respective affiliates or associates or any third party, or sell, transfer, alienate, charge, mortgage or encumber or deal in any of its properties/assets, except:

(a)	when the same is expressly provided in this Scheme; or

(b)	when the same is in the ordinary course of business as carried on, as on the date of filing of this Scheme in the High Court; or

(c)	when written consent of Vedanta has been obtained in this regard;

11.1.5.	except by mutual consent of the Cairn and Vedanta, or except pursuant to any prior commitment, obligation or arrangement existing or undertaken by Cairn and/or Vedanta as on the date of sanction of this Scheme by the Board of Directors, or except as contemplated in this Scheme, pending sanction of this Scheme, Cairn and/or Vedanta shall not make any change in their capital structures either by way of any increase (by issue of equity shares, bonus shares, convertible debentures or otherwise), decrease, reduction, reclassification, sub-division or consolidation, re-organisation or in any other manner, which would have the effect of re-organisation of capital of such company(ies);

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11.1.6.	Cairn shall not alter or substantially expand its business, or undertake (i) any material decision in relation to its business and affairs and operations other than that in the ordinary course of business; (ii) any agreement or transaction (other than an agreement or transaction in the ordinary course of business); and (iii) any new business, or discontinue any existing business or change the capacity of facilities other than that in the ordinary course of business, except with the written concurrence of Vedanta;

11.1.7.	Cairn shall not vary the terms and conditions of employment of any of its employees, except in the ordinary course of business or pursuant to any pre-existing obligation undertaken except with the written concurrence of Vedanta;

11.1.8.	Cairn shall not amend its Memorandum of Association or Articles of Association, except with the written concurrence of Vedanta, unless required to be done pursuant to actions between the Appointed Date and Effective Date expressly permitted under this Scheme.

11.2.	From the Effective Date, Vedanta shall carry on and shall be entitled to carry on the business of Cairn.

11.3.	Vedanta shall be entitled, pending the sanction of the Scheme, to apply to the appropriate authorities and all other agencies, departments and authorities concerned as are necessary under any law for such consents, approvals and sanctions which Vedanta may require to carry on the business of Cairn and to give effect to the Scheme.

11.4.	Vedanta shall be entitled to credit the tax paid including credit of the tax deducted at source in relation to Cairn, for the period between the Appointed Date and the Effective Date.

11.5.	For the purpose of giving effect to the amalgamation order passed under Sections 391 to 394 and other applicable provisions of the Act in respect of this Scheme by the High Court, Vedanta shall, at any time pursuant to the orders approving this Scheme, be entitled to get the recordal of the change in the legal right(s) upon the amalgamation of Cairn, in accordance with the provisions of Sections 391 to 394 of the Act. Vedanta is and shall always be deemed to have been authorized to execute any pleadings, applications, forms, etc, as may be required to remove any difficulties and facilitate and carry out any formalities or compliances as are necessary for the implementation of this Scheme.

12.	DECLARATION OF DIVIDEND, BONUS, ETC.

12.1.	Cairn and Vedanta shall be entitled to declare and pay dividends, whether interim and/or final, to their respective shareholders prior to the Effective Date.

12.2.	It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of Cairn and/or Vedanta to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of Cairn and Vedanta and subject, wherever necessary, to the approval of the shareholders of Cairn and Vedanta, respectively.

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13.	SAVING OF CONCLUDED TRANSACTIONS

The vesting of the undertaking of Cairn as above and the continuance of proceedings by or against Cairn shall not affect any transaction or proceedings already concluded on or after the Appointed Date till the Effective Date in accordance with this Scheme, to the end and intent that Vedanta accepts and adopts all acts, deeds and things done and executed by Cairn in respect thereto as done and executed on behalf of Vedanta.

PART III

GENERAL TERMS AND CONDITIONS

14.	DISSOLUTION OF THE CAIRN AND VALIDITY OF RESOLUTIONS

14.1.	Upon the effectiveness of this Scheme, Cairn shall be dissolved without winding up, and the Board of Directors and any committees thereof of Cairn shall without any further act, instrument or deed be and stand discharged. The name of Cairn shall be struck off from the records of the Registrar of Companies, Mumbai and Vedanta shall make necessary filings in this regard.

14.2.	Upon the coming into effect of this Scheme, the resolutions, if any, of Cairn, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of Vedanta and if any such resolutions have any monetary limits approved under the provisions of the Act, or any other applicable statutory provisions, then the said limits shall be added to the limits, if any, under like resolutions passed by Vedanta and shall constitute the aggregate of the said limits in Vedanta.

15.	APPLICATION TO HIGH COURT

Cairn and Vedanta shall as may be required make applications and/or petitions under Sections 391 to 394 of the Companies Act, 1956 and other applicable provisions of the Act to the High Court or such other appropriate authority for sanction of this Scheme and all matters ancillary or incidental thereto.

27

16.	MODIFICATION OR AMENDMENTS TO THE SCHEME

16.1.	On behalf of Cairn and Vedanta, the Boards of Directors of respective companies, may consent jointly but not individually, on behalf of all persons concerned, to any modifications or amendments of the Scheme and without prejudice to the generality of the foregoing, any modification to the Scheme involving withdrawal of any of the parties to the Scheme at any time and for any reason whatsoever, or to any conditions or limitations that the High Court or any other authority may deem fit to direct or impose or which may otherwise be considered necessary, desirable or appropriate by both of them (i.e. the board of directors of Cairn and board of directors of Vedanta) and solve all difficulties that may arise for carrying out the Scheme and do all acts, deeds and things necessary for putting the Scheme into effect.

16.2.	For the purpose of giving effect to this Scheme or to any modification thereof the Boards of Directors of Cairn and Vedanta may jointly but not individually, give and are jointly authorised to give such directions including directions for settling any question of doubt or difficulty that may arise and such determination or directions, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

16.3.	Cairn and Vedanta (by their respective Boards or such other person or persons, as the respective Board may authorise) shall each be at liberty to withdraw this Scheme, in entirety, in case any condition or alteration imposed by any authority is unacceptable to them or as may otherwise be deemed expedient or necessary.

16.4.	In the event of revocation / withdrawal of the Scheme, no rights and liabilities whatsoever shall accrue to or be incurred inter-se Cairn and Vedanta or their respective shareholders or creditors or employees or any other person save and except in respect of any act or deed done prior thereto as is contemplated hereunder or as to any right, liability or obligation which has arisen or accrued pursuant thereto and which shall be governed and be preserved or worked out as is specifically provided in the Scheme or in accordance with the applicable law and as agreed between the Parties and in such case, each Party shall bear its own costs, unless otherwise mutually agreed.

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17.	COMBINATION OF AUTHORISED SHARE CAPITAL

17.1.	Upon the Scheme becoming effective and prior to issuance of shares under Clause 5.1 above, the authorized share capital of Cairn shall stand consolidated and vested in and be merged with the authorized share capital of Vedanta and shall stand increased and reclassified as consisting of: (a) equity shares of Re. 1 each; and (b) Redeemable Preference Shares of Rs. 10/- (Rupees Ten) each, without any liability for payment of any additional fees (including fees and charges to the relevant Registrar of Companies) or stamp duty, as such fees and duties in respect of such authorized share capital of Cairn have already been paid by the Cairn, the benefit of which stands vested in Vedanta pursuant to the Scheme becoming effective in terms hereof.

17.2.	Consequently, the authorised share capital of Vedanta of Rs. 51,270,100,000 (divided into 51,270,100,000 equity shares of Re. 1/- each and 3,50,00,000 (Three Crores Fifty Lakhs only) redeemable preference shares of Rs. 10/- (Rupees Ten) each) shall stand increased and enhanced to Rs. 74,12,01,00,000 (divided into 66,12,01,00,000 equity shares of Re. 1 each and 80,00,00,000 redeemable preference shares of Rs. 10/-(Rupees Ten) each).

17.3.	Clause V of the Memorandum of Association of Vedanta shall, without any further act, instrument or deed, be and stand altered, modified and amended pursuant to Sections 13 and 61 of the Companies Act 2013 and Section 394 and other applicable provisions of the Companies Act 1956 and Companies Act 2013, as the case may be, and be replaced by the following clause:

“The Authorised Share Capital of the Company is Rs. 74,12,01,00,000 divided into 66,12,01,00,000 (Six Thousand Six Hundred and Twelve and One Lakh only) number of equity shares of Re. 1/- (Rupees One) each and 80,00,00,000 (Eighty Crore) redeemable preference shares of Rs. 10/- (Rupees Ten) each.”

17.4.	This Scheme as proposed, and upon sanction by the High Court, shall constitute a single window clearance and shall be deemed to be sufficient for the enhancement and increase of the authorized share capital of Vedanta and no further resolution subsequent to the sanction of the Scheme shall be required for increasing the authorized share capital (whether under Section 13, Section 14, Section 61, Section 64 and/or any other applicable provisions of the Act), nor shall any additional fees or stamp duty, be payable on the Memorandum of Association of Vedanta.

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18.	CHANGE IN OBJECT CLAUSE OF VEDANTA

18.1.	With effect from the Appointed Date, and upon the Scheme becoming effective, the main object clause of the Memorandum of Association of Vedanta shall be deemed to be altered and amended, without any further act or deed, to include the objects as required for the purpose of carrying on the business activities Cairn, pursuant to the provisions of Sections 13 and 14 of the Companies Act, 2013 and other applicable provisions of the Act. Accordingly, the Memorandum of Association of Vedanta shall be altered and amended and necessary revisions in numbering of the clauses inserted shall be carried out. The following clause shall be added to the Memorandum of Association of Vedanta and shall read as under:

“(12E) To carry on in India and elsewhere in the world the business or businesses of surveying, prospecting, drilling and exploring for, acquiring, developing, producing, maintaining, refining, storing, trading, supplying, transporting, marketing, distributing, importing, exporting and generally dealing in minerals and other natural oils, petroleum and all other forms of solid, liquid and gaseous hydrocarbons and other minerals and their products and by-products and all their branches.

(12F) To search for, purchase, take on lease or licence, obtain concessions over or otherwise acquire, any estate or interest in, develop the resources of, work, dispose of, or otherwise turn to account, land or sea or any other place in India or in any other part of the world containing, or thought likely to contain, oil, petroleum, petroleum resource or alternate source of energy or other oils in any form, asphalt, bitumen or similar substances or natural gas, chemicals or any substances used, or which is thought likely to be useful for any purpose for which petroleum or other oils in any form, asphalt, bitumen or similar substances, or natural gas is, or could be used and to that end to organise, equip and employ expeditions, commissions, experts and other agents and to sink wells, to make borings and otherwise to search for, obtain, exploit, develop, render suitable for trade, petroleum, other mineral oils, natural gas, asphalt, or other similar substances or products thereof.”

18.2.	For the purposes of the amendments in the Memorandum of Association and Articles of Association of Vedanta as provided in this Clause, the consent / approval given by the members of Vedanta to this Scheme pursuant to Section 391 of the Companies Act, 1956 and any other applicable provisions of the Act shall be deemed to be sufficient and no further resolution of members of Vedanta as required under the provisions of Section 13 and 14 of the Companies Act, 2013 and any other applicable provisions of the Act shall be required to be passed for making such change / amendment in the Memorandum of Association and Articles of Association of Vedanta and filing of the certified copy of this Scheme as sanctioned by the High Court, in terms of Section 391-394 of the Companies Act, 1956 and any other applicable provisions of the Act, together with the Order of the High Court and a printed copy of the Memorandum of Association for the purposes of said Section 13 and 14 of the Companies Act, 2013 and all other applicable provisions of the Act and the concerned Registrar of Companies shall register the same and make the necessary alterations in the Memorandum of Association and Articles of Association of Vedanta accordingly and shall certify the registration thereof in accordance with the provisions of Section 13 and 14 of the Companies Act, 2013 and any other applicable provisions of the Act.

18.3.	Vedanta shall file with the concerned Registrar of Companies, all requisite forms and complete the compliance and procedural requirements under the Act, if any.

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19.	CONDITIONALITY OF THE SCHEME

Unless otherwise decided by the Boards of Directors, this Scheme shall be conditional upon and subject to:

19.1.	Approvals of Ministry of Petroleum and Natural Gas, Government of India, being received as required under the provisions of the production sharing contracts concerned for transfer of participating interest and for transfer of operatorship in the blocks, wherever required.

19.2.	The Scheme being approved by a shareholders’ resolution of Cairn and Vedanta passed by way of postal ballot/e-voting in terms of para 5.16 of the SEBI Circulars; provided that the same shall be acted upon only if the votes cast by the public shareholders in favor of the proposal are more than the number of votes cast by the public shareholders against it.

19.3.	The Scheme being approved by the requisite majorities in number and value of such classes of persons including the respective members and/or creditors of Cairn and Vedanta as may be directed by the High Court.

19.4.	The Scheme being sanctioned by the High Court.

19.5.	Certified copy/(ies) of the Order of the High Court sanctioning the Scheme being filed with the Registrar of Companies by Cairn and Vedanta.

19.6.	The Scheme being approved by shareholders of VR Plc, as required under the UKLA’s Listing Rules.

20.	EFFECT OF NON-RECEIPT OF APPROVALS

20.1.	In the event of any of the said sanctions and approvals referred to in the preceding Clause 19 not being obtained and / or the Scheme not being sanctioned by the High Court or such other competent authority, the Scheme shall become null and void, and each party shall bear and pay its respective costs, charges and expenses in connection with the Scheme.

20.2.	If any provision of this Scheme is found to be unworkable for any reason whatsoever, the same shall not, subject to the decision of Cairn and Vedanta through their respective Boards, affect the validity or implementation of the other provisions of this Scheme.

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21.	COSTS, CHARGES & EXPENSES

All costs, charges, taxes including duties, levies and all other expenses, if any (save as expressly otherwise agreed) arising out of, or incurred in carrying out and implementing this Scheme and matters incidental thereto, (including stamp duty) shall be borne by Vedanta.

32

Annexure -1

Terms of issue of Preference Shares

(a)	Face Value

The Preference Shares issued pursuant to Clause 5.1(b) shall have a face value of Rs 10 (Rupees Ten) per Preference Share.

(b)	Accumulation of dividend and convertibility

The Preference Shares shall be non-cumulative in nature and non-convertible.

(c)	Coupon

The Preference Shares shall, subject to the provisions of the Articles of Association of Vedanta and subject to the provisions of the Act, confer on the holders thereof a right to a fixed preferential dividend of 7.5% (Seven and One Half per cent) per annum in priority to the dividend, if any, payable to equity shares subject to deduction of taxes at source if applicable. The Preference Shares shall not be entitled to participate in any profits in addition to the coupon rate mentioned above.

(d)	Voting Rights

The holder of Preference Share shall have the right to vote in accordance with Section 47 of the Companies Act, 2013.

(e)	Redemption

The Preference Shares are redeemable on the expiry of 18 (eighteen) months from the date of allotment thereof. Each Preference Share shall be redeemed at a face value of Rs. 10 each (Rupees Ten Each) per Preference Share.

(f)	Taxation

All payments in respect of redemption of Preference Share shall be made after deducting or withholding taxes or duties as may be applicable.

(g)	Listing

The Preference Shares shall be listed on recognised stock exchanges.

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(h)	Winding-up

In the event of winding up of Vedanta, the holders of Preference Shares shall have a right to receive repayment of the capital paid-up and arrears of dividend, whether declared or not, up to the commencement of winding up, in priority to any payment of capital on the equity shares out of the surplus of Vedanta but shall not have any further right to participate in the profits or assets of the Vedanta.

[the remainder of this page has been intentionally left blank]

34

Annexure 2

SR NO	CONTRACT
1.	Production Sharing Contract dated 23 September 2005 between Government of India, Cairn Energy India Pty. Ltd., Cairn Exploration Ltd. and Oil & Natural Gas Corporation Limited (“ONGC”) with respect to Block KG-ONN-2003/1, duly amended vide Amendment No.1 and 2. Currently, ONGC and the Company holds Participating Interest in the Block 51% and 49% respectively.

2.	Production Sharing Contract dated 30 June 1998 between the Government of India, Oil & Natural Gas Corporation Limited (“ONGC”), Tata Petrodyne Limited (“TPL”) and Cairn Energy India Pty Limited with respect to Contract Area identified as CB/OS–2, duly amended vide Amendment No.1, No.2 and Amendment No.3. Currently, ONGC, TPL and the Company holds Participating Interest in the Block 50%, 10% and 40% respectively.

3.	Production Sharing Contract dated 15 May 1995 between Government of India, Oil & Natural Gas Corporation Limited and Shell India Production Development B.V. (subsequently Cairn Energy India Pty Limited and Cairn Energy Hydrocarbons Limited acquired interest from Shell India Production B.V vide amendment dated 25 March 2000) with respect to Rajasthan Block RJ-ON-90/I, duly amended vide Addendum No.1, Amendment No.2 and Amendment No.3. Currently, ONGC, Cairn Energy Hydrocarbons Limited and the Company holds Participating Interest in the Block 30%, 35% and 35% respectively.

4.	Production Sharing Contract dated 28 October 1994 between Government of India, Oil & Natural Gas Corporation Limited, Videocon Petroleum Limited (subsequently name changed to Videocon Industries Limited vide Amendment No.2), (Cairn Energy India Pty Limited (formerly known as Command Petroleum (India) Pty Ltd, vide addendum dated 31 July 1998) and Ravva Oil (Singapore) Pte Ltd. in respect of Ravva Oil and Gas Fields, duly amended vide Addendum, Amendment No.2 and Amendment No.2. Currently, ONGC, Videcon Industries Limited, Ravva Oil (Singapore) Pte Ltd and the Company holds Participating Interest in the Block 40%, 25%, 12.5% and 22.5% respectively.

5.	Production Sharing Contract dated 2 March 2007 between the Government of India and Cairn Energy India Pty Ltd. and Cairn India Ltd., Oil & Natural Gas Corporation Limited and Tata Petrodyne Ltd. in respect of Contract Area PR-OSN-2004/1, duly amended vide Amendment No.1. Currently, ONGC, Tata Petrodyne Ltd and the Company holds Participating Interest in the Block 35%, 30% and 35% respectively.

35

SR NO	CONTRACT

6.	Production Sharing Contract dated 30 June 2010 between the Government of India, Cairn Energy India Pty Limited and the Company in respect of Block KG-OSN-2009/3, duly amended vide Amendment No.1. Currently, the Company holds 100% Participating Interest in the Block.

7.	Production Sharing Contract dated 30 June 2010 between the Government of India, Cairn Energy India Pty Limited and the Company in respect of Contract Area MB-DWN-2009/1, duly amended vide Amendment No.1. Currently, the Company holds 100% Participating Interest in the Block.

* * * * * *

36

BSE Limited Registered Office: Floor 25, P J Towers, Dalal Street, Mumbai 400 001 India	EXPERIENCE THE NEW
T:+91 22 2272 1234/33 F:+91 22 2272 1003 www.bseindia.com
September 10, 2015

The Company Secretary,

Vedanta Limited

Sesa ghor, 20 EDC Complex,

Patto, Panjim, Goa, 403001

Sub: Observation letter regarding the Draft Scheme of Arrangement involving amalgamation of Cairn Limited with Company.

We are in receipt of draft Scheme of Arrangement involving amalgamation of Cairn Limited with Company

As required under SEBI Circular No. CIR/CFD/DIL/5/2013 dated February 4, 2013 & SEBI Circular No. CIR/CFD/DIL/8/2013 dated May 21, 2013; SEBI vide its letter September 10, 2015 has inter alia given the following comment(s) on the draft scheme of arrangement:

•	“Company is advised that the letter from the office of the Deputy Commissioner of Income Tax (international Taxation), Circle- 1(2)(1)dated June 23,2015 is brought to the notice of Hon’ble High Court.”

•	“Company shall duly comply with various provisions of the Circulars”

Accordingly, based on aforesaid comment offered by SEBI, the company is hereby advised:

•	To provide additional information, if any, (as stated above) along with various documents to the Exchange for further dissemination on Exchange website.

•	To ensure that additional information, if any, (as stated aforesaid) along with various documents are disseminated on their (company) website.

•	The Company shall duly comply with provisions of Circulars.

In light of the above, we hereby advise that we have no adverse observations with limited reference to those matters having a bearing on listing/de-listing/continuous listing requirements within the provisions of Listing Agreement, so as to enable the company to file the scheme with Hon’ble High Court.

Further, pursuant to the above SEBI circulars, upon sanction of the Scheme by the Hon’ble High Court, the listed company shall submit to the stock exchange the following:

a.	Copy of the High Court approved Scheme;

b.	Result of voting by shareholders for approving the Scheme;

c.	Statement explaining changes, if any, and reasons for such changes carried out in the Approved Scheme vis-à-vis the Draft Scheme;

d.	Copy of the observation letter issued by all the Stock Exchanges where Company is listed.

e.	Status of compliance with the Observation Letter/s of the stock exchanges;

f.	The application seeking exemption from Rule 19(2)(b) of SCRR, 1957, wherever applicable; and

g.	Complaints Report as per Annexure II of this Circular.

h.	Any other document/disclosure as informed by the Exchange.

The Exchange reserves its right to withdraw its No adverse observation’ at any stage if the information submitted to the Exchange is found to be incomplete / incorrect / misleading / false or for any contravention of Rules, Bye-laws and Regulations of the Exchange, Listing Agreement, Guidelines/Regulations issued by statutory authorities.

Please note that the aforesaid observations does not preclude the Company from complying with any other requirements.

Yours faithfully,

Nitin Pujari	Lalit Phatak
Manager	Asst. Manager

SENSEX India’s index the world tracks

NATIONAL STOCK EXCHANGE OF INDIA LIMITED	NIFTY50 Stock of the nation

Ref: NSE/LIST/42053	September 10, 2015

The Company Secretary

Vedanta Limited

Sesa Ghor

20 EDC Complex

Patto

Panaji - 403001

Kind Attn.: Mr Rajeev Chowbey

Dear Sir,

Sub: Observation letter for draft Scheme of Amalgamation of Cairn India Limited with Vedanta Limited and their respective shareholders and creditors.

This has reference to draft Scheme of Amalgamation of Cairn India Limited (“Transferor Company”) with Vedanta Limited (“Transferee Company”) and their respective shareholders and creditors submitted to NSE vide your letter dated June 22, 2015.

Based on our letter reference no Ref: NSE/LIST/34234 submitted to SEBI and pursuant to SEBI Circular No. CIR/CFD/DIL/5/2013 dated February 04, 2013 and SEBI Circular no. CIR/CFD/DIL/8/2013 dated May 21, 2013, SEBI has vide letter dated September 10, 2015, has given following comments on the draft Scheme of Arrangement:

“a) The Company is advised that the letter from the office of the Deputy Commissioner of Income Tax (International Taxation), Circle-1(2) (1) dated June 23, 2015 is brought to the notice of Hon’ble High Court.

b) The Company shall duly comply with various provisions of the Circulars.”

We hereby convey our ‘No-objection’ with limited reference to those matters having a bearing on listing/ delisting/ continuous listing requirements within the provisions of the Listing Agreement, so as to enable the Companies to file the Scheme with Hon’ble High Court.

However, the Exchange reserves its rights to raise objections at any stage if the information submitted to the Exchange is found to be incomplete/ incorrect/ misleading/ false or for any contravention of Rules, Bye-laws and Regulations of the Exchange, Listing Agreement, Guidelines / Regulations issued by statutory authorities.

1.

Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai 400051, India. ● Tel: +91 22 26598235/36, 26598346 ● Fax: +91 22 26598237/38

E-mail: cmlist@nse.co.in ● Web site: www.nseindia.com

Continuation Sheet

The validity of this “Observation Letter” shall be six months from September 10, 2015, within which the Scheme shall be submitted to the Hon’ble High Court. Further pursuant to the above cited SEBI circulars upon sanction of the Scheme by the Hon’ble High Court, you shall submit to NSE the following:

a.	Copy of Scheme as approved by the High Court;

b.	Result of voting by shareholders for approving the Scheme;

c.	Statement explaining changes, if any, and reasons for such changes carried out in the Approved Scheme vis-à-vis the Draft Scheme

d.	Status of compliance with the Observation Letter/s of the stock exchanges

e.	The application seeking exemption from Rule 19(2)(b) of SCRR, 1957, wherever applicable; and

f.	Complaints Report as per Annexure II of SEBI Circular No. CIR/CFD/DIL/5/2013 dated February 4, 2013.

Yours faithfully,

For National Stock Exchange of India Limited

Radhika Ropalekar

Manager

P.S. Checklist for all the Further Issues is available on website of the exchange at the following URL http://www.nseindia.com/corporates/content/further issues.htm

This Document is Digitally Signed

2.	Signer: Radhika Pranav Ropalekar Date: Thu, Sep 10, 2015 17:24:06 GMT+05:30 Location: NSE

LAZARD

U65990MH1984PTC034572

14th June 2015

The Board of Directors

Vedanta Limited

20 Sesa Ghor

EDC Complex

Patto

Panjim

Goa 403001

India

Dear Members of the Board,

1.	We understand that Vedanta Limited, a listed Indian limited company (the Company), proposes to amalgamate and merge Cairn India Limited, an Indian limited company (Cairn India), into the Company by entering into a scheme of arrangement under sections 391-394 of the Indian Companies Act, 1956 (read in conjunction with sections 100-103 of the Companies Act, 1956 and section 52 of the Companies Act, 2013 and other applicable provisions of the Companies Act, 1956 and Companies Act, 2013), pursuant to which, among other things, the Company would issue, and each holder of Cairn India shares (other than the Company and its subsidiaries) would receive for each share of Cairn India (Cairn India Share) (a) one equity share in the Company (the Company Shares) and (b) one redeemable preference share in the Company, with a par value of Rs. 10, a dividend of, inter alia, 7.5% per annum payable annually at the end of each financial year and with a maturity of 18 months, upon which redemption is in cash (the Company Preference Shares together with (a), the Exchange Ratio), (the Transaction). The terms and conditions of the Transaction are more fully set out in the draft scheme document dated 14th June 2015, that has been provided to us (the Draft Scheme Document) the final version of which will be filed by the aforementioned companies with the appropriate courts in India.

2.	For the aforesaid purpose, the Company and Cairn India have appointed Price Waterhouse & Co LLP and Walker Chandiok & Co. LLP (jointly the Valuers) to prepare a joint valuation report (the Valuation Report) in relation to the Exchange Ratio to be used in the Transaction.

Lazard India Private Limited
Registered Office
Level - 7 C, The IL&FS Financial Centre,
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051
+91 22 6752 6000 phone www.lazard.com

3.	You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to the Company of the Exchange Ratio provided for in the Transaction.

4.	In connection with this opinion, we have:

(i)	reviewed the Draft Scheme Document;

(ii)	reviewed certain publicly available historical and forecast financial and operational information with respect to Vedanta Resources Plc, the ultimate parent entity of the Company, the Company and Cairn India available in their respective annual and interim reports, production updates, company presentations and selected analyst research reports;

(iii)	reviewed certain historical business and financial information relating to the Company and Cairn India, as provided by the Company;

(iv)	reviewed various internal financial forecasts and other data provided to us by the Company relating to the business of the Company and Cairn India, including, but not limited to, operating models and life of mine valuation models in relation to the Company and Cairn India;

(v)	held discussions with members of the respective senior management teams of the Company and Cairn India with respect to their views regarding the business and prospects of the Company and Cairn India and the assumptions made in constructing the forecasts;

(vi)	held discussions with the Valuers, in relation to the approach taken to valuation and the details of the various methodologies utilised by them in preparing the Valuation Report and recommendation;

(vii)	considered consensus analysts’ estimates, spot prices and the estimates of the Company and Cairn India for commodity pricing based on the information available to us at the date hereof;

(viii)	reviewed certain publicly available financial information with respect to certain other companies in lines of business we believe to be generally relevant in the context of the businesses of the Company and Cairn India, respectively;

(ix)	reviewed historical stock prices and trading volumes of the Company Shares and Cairn India Shares; and

(x)	performed such other financial analyses and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and we have relied upon the respective assurances of the management teams of the Company and Cairn India that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the financial forecasts utilized in our analyses, we have been advised by the Company, and we have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company and Cairn India as to the future financial performance of the respective companies in compliance with all applicable accounting and legal requirements. We have assumed, without independent verification, that there are no undisclosed, material liabilities of or relating to the Company or Cairn India or any other relevant entity. We have assumed that the intercompany receivable at Cairn India, payable by the Company, is treated as cash when assessing the valuation of Cairn India to the Company. We express no opinion on the Company’s or Cairn India’s mining or exploration licenses or in relation to any potential mine life extensions or future licensing. We have assumed that Cairn India should be able to extend the Rajasthan Production Sharing Contract to which it is a party to 2030 on its existing terms. In our analysis, we have adjusted on a probability weighted basis certain of the Company’s projected expansion plans, but we express no view on Company’s or Cairn India’s expansion plans or development projects. We have assumed a holding company discount would be applied to the divisions of the Company not wholly owned by it. We assume no responsibility for, and express no view as to, any of the aforementioned forecasts or the assumptions on which they are based. We have not conducted or been provided with any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Cairn India nor have we conducted any due diligence or made any physical inspection of the properties or assets of the Company or Cairn India. We have not evaluated the solvency or fair value of the Company or Cairn India either under the laws of India or other laws relating to bankruptcy, insolvency or similar matters.

5.	We have been informed by the Company that it has not factored any potential synergy benefits into its management forecasts and that such forecasts have been prepared on a standalone basis.

6.	With respect to the Valuation Report, we have assumed that it has been reasonably prepared on the basis of the best currently available estimates and judgments of the Valuers. We have not independently verified or validated, nor do we express any opinion on, the financial, market, technical or operating forecasts and other information or data provided to or otherwise reviewed by or discussed with us, or the views of the respective managements of the Company and Cairn India as to the future business, operations and prospects of the Company or Cairn India or any underlying assumptions with respect thereto.

7.	Our opinion is necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the actual value of the Company Shares when issued pursuant to the Transaction or the price at which the Company Shares, the Company’s depository receipts or Cairn India Shares may trade at any time subsequent to the announcement of the Transaction. In addition, we express no view on future commodity pricing.

8.	We also have assumed, with your consent, that the Transaction will be consummated in accordance with the terms described in the Draft Scheme Document and in compliance with all applicable laws and other requirements, without waiver, modification or amendment of any material term, condition or agreement meaningful to our analyses or opinion and that, in the course of obtaining the necessary regulatory, shareholders, creditor or third party approvals or consents and releases for the Transaction, no delay, limitation, restriction or condition, including any divesture requirements or amendments or modifications, will be imposed that would have an adverse effect on the Company, Cairn India or the Transaction (including the contemplated benefits thereof). We have also assumed, with the consent of Company, that obtaining the necessary governmental, regulatory, judicial or other third party approvals, consents, releases and waivers for the Transaction, including any delay or divestiture requirements or amendments or modifications, will not have an adverse effect on the Company, Cairn India or the Transaction. We have assumed, at the direction of the Company, that the final scheme document will not differ in any material respect from the Draft Scheme Document reviewed by us.

9.	We have been informed by the Company that the Transaction will be treated as a tax-free reorganization for Indian income tax purposes. We have assumed, as discussed with the Company, that the potential withholding tax liability at Cairn India associated with the reorganisation in 2006-07 of the Cairn Energy Plc group, the ultimate parent entity of Cairn India at the time of the transaction (the Cairn Parent), and the related attachment by Indian authorities of certain Cairn India shares held by the Cairn Parent, will have no material impact on the fairness, from a financial point of view, to the Company of the Exchange Ratio. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company or Cairn India is or may be a party or is or may be subject or of any governmental investigation of any ongoing or possible unasserted claims or other contingent liabilities to which the Company, Cairn India or any of their respective affiliates is or may be a party or is or may be subject.

10.	We express no view or opinion as to any terms or other aspects of the Transaction (other than the Exchange Ratio to the extent expressly specified herein) including, without limitation, the form or structure of the Transaction or the terms of the Company Preference Shares, We were not requested to, and we did not, participate in the negotiation of the terms of the Transaction. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratio provided for in the Transaction, our analysis relates to the relative values of the Company and Cairn India and we express no opinion or view with respect to the financial implications of the Transaction for any stakeholders, including creditors of the Company. Our opinion does not address any terms (other than the Exchange Ratio to the extent expressly specified herein) or other aspects or implications of the Transaction, including, without limitation, the form or structure of the Transaction or otherwise. We express no view as to, and our opinion does not address, the underlying business decision of the Company to effect the Transaction, the impact of the Transaction on the Company or any of its affiliates, including, without limitation, possible implications on ownership structure, listing format or capital structure, the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other transaction in which the Company might engage, and the Company remains solely responsible for the commercial assumptions on the basis of which it agrees to proceed with the Transaction. Our opinion is necessarily based only upon information as referred to in this letter. As you are aware, the credit, financial and stock markets have experienced volatility and we express no opinion or view as to any potential effects of such volatility on the Company, Cairn India or the Transaction.

11.	We and our affiliate Lazard & Co., Limited are acting as financial adviser solely to the Company in connection with the Transaction and will receive a fee for providing this opinion. In addition, the Company has agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. We and other members of the Lazard Group (defined as Lazard Ltd and its direct and indirect subsidiaries) in the past have provided, and in the future may provide, certain investment banking services to the Company or its affiliates, for which we have received and may receive compensation. In addition, in the ordinary course, certain members of the Lazard Group and some employees within the Lazard Group may trade securities of the Company and Cairn India for their own accounts and for the accounts of their clients, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Cairn India and certain of their respective affiliates. The issuance of this opinion was approved by an opinion committee within the Lazard Group.

12.	Our engagement and the opinion expressed herein are solely for the benefit of the Board of Directors of the Company (in its capacity as such) and our opinion is rendered to the Board of Directors of the Company in connection with its evaluation of the Transaction and is not rendered to or for the benefit of, and shall not confer any rights or remedies upon, any person other than the Board of Directors of the Company. Delivery of our opinion does not create any fiduciary, equitable or contractual duties on us (including, without limitation, any duty of trust or confidence). Our opinion is not intended to, and does not, constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction or any matter relating thereto. This opinion may not be disclosed or otherwise referred to, nor may our opinion be used or relied upon by any third party for any purpose whatsoever, except: (i) with our prior written consent in each instance; (ii) as required by law or regulation to be disclosed by the Company to the concerned Indian Courts of law or any other person in relation to the aforementioned scheme of arrangement, in the Company’s shareholders’ circular related to the Transaction or pursuant to the listing agreements between the Company and the stock exchanges and the circulars issued by the Securities and Exchange Board of India; and (iii) that this opinion may be disclosed as an exhibit to a current report on Form 6-K furnished to the U.S. Securities and Exchange Commission by the Company. This opinion has been issued for the sole purpose listed in clause (ii) of the immediately preceding sentence and shall not be valid for any other purpose.

13.	Based on and subject to the foregoing, including the various assumptions and limitations referred to herein, we are of the opinion that, as of the date hereof, the Exchange Ratio provided for in the Transaction is fair, from a financial point of view, to the Company.

Very truly yours,

LAZARD INDIA PRIVATE LIMITED

LAZARD

U65990MH1984PTC034572

22nd July 2016

The Board of Directors

Vedanta Limited

20 Sesa Ghor

EDC Complex

Patto

Panjim

Goa 403001

India

Dear Members of the Board,

1.	Vedanta Limited, a listed Indian limited company (the Company), announced on 14th June 2015 a proposal to amalgamate and merge Cairn India Limited, an Indian limited company (Cairn India), into the Company by entering into a scheme of arrangement under sections 391-394 of the Indian Companies Act, 1956 (read in conjunction with sections 100-103 of the Companies Act, 1956 and section 52 of the Companies Act, 2013 and other applicable provisions of the Companies Act, 1956 and Companies Act, 2013) (the Transaction).

Under the original terms of the Transaction, the Company proposed that each holder of Cairn India shares (other than the Company and its subsidiaries) would receive for each share of Cairn India (Cairn India Share): (i) one equity share in the Company (the Company Shares) and (ii) one redeemable preference share in the Company, with a par value of Rs. 10, a dividend of 7.5% per annum payable annually at the end of each financial year and a maturity of 18 months, upon which redemption would be in cash (the Company Preference Shares) ((i) and (ii) together, the Original Exchange Ratio).

We understand that the Company proposes to pursue the Transaction after revising the Original Exchange Ratio, pursuant to which, among other things, the Company would issue, and each holder of Cairn India Shares (other than the Company and its subsidiaries) would receive for each Cairn India Share (a) one Company Share and (b) 4 Company Preference Shares ((a) and (b) together, the Revised Exchange Ratio).

The terms and conditions of the Transaction are more fully set out in the draft scheme document that was provided to us on 21st July 2016 (the Draft Scheme Document) the final version of which will be filed by the aforementioned companies with the appropriate courts in India.

Lazard India Private Limited
Registered Office
Level – 7 C, The IL&FS Financial Centre,
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051
+91 22 6752 6000 phone www.lazard.com

2.	For the aforesaid purpose, the Company and Cairn India have appointed Price Waterhouse & Co LLP and Walker Chandiok & Co. LLP (jointly the Valuers) to prepare a joint valuation report (the Valuation Report) in relation to the Revised Exchange Ratio.

3.	You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to the Company of the Revised Exchange Ratio provided for in the Transaction.

4.	In connection with this opinion, we have:

(i)	reviewed the Draft Scheme Document;

(ii)	reviewed certain publicly available historical and forecast financial and operational information with respect to Vedanta Resources Plc, the ultimate parent entity of the Company, the Company and Cairn India available in their respective annual and interim reports, production updates, company presentations and selected analyst research reports;

(iii)	reviewed certain historical business and financial information relating to the Company and Cairn India, as provided by the Company;

(iv)	reviewed various internal financial forecasts and other data provided to us by the Company throughout July 2016 relating to the business of the Company and Cairn India, including, but not limited to, operating models and life of mine valuation models in relation to the Company and Cairn India;

(v)	held discussions with members of the respective senior management teams of the Company and Cairn India with respect to their views regarding the business and prospects of the Company and Cairn India and the assumptions made in constructing the forecasts;

(vi)	held discussions with the Valuers, in relation to the approach taken to valuation and the details of the various methodologies utilised by them in preparing the Valuation Report and recommendation;

(vii)	primarily considered forward curve and spot commodity pricing scenarios based on the information available to us at the date hereof, in addition to making reference to consensus analysts’ estimates for commodity pricing;

(viii)	reviewed certain publicly available financial information with respect to certain other companies in lines of business we believe to be generally relevant in the context of the businesses of the Company and Cairn India, respectively;

(ix)	reviewed historical stock prices and trading volumes of the Company Shares and Cairn India Shares; and

(x)	performed such other financial analyses and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and we have relied upon the respective assurances of the management teams of the Company and Cairn India that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the financial forecasts utilized in our analyses, we have been advised by the Company, and we have assumed, that they have been approved by senior management of the Company and Cairn India and have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company and Cairn India as to the future financial performance of the respective companies in compliance with all applicable accounting and legal requirements. We have assumed, without independent verification, that there are no undisclosed, material liabilities of or relating to the Company or Cairn India or any other relevant entity. We have assumed that the intercompany receivable at Cairn India, payable by the Company, is treated as cash when assessing the valuation of Cairn India to the Company. We express no opinion on the Company’s or Cairn India’s mining or exploration licenses or in relation to any potential mine life extensions or future licensing. We have assumed that Cairn India should be able to extend the Rajasthan Production Sharing Contract to which it is a party to 2030 on its existing terms. In our analysis, we have adjusted on a probability weighted basis certain of the Company’s projected expansion plans, but we express no view on Company’s or Cairn India’s expansion plans or development projects. We have assumed a holding company discount would be applied to the divisions of the Company not wholly owned by it. We assume no responsibility for, and express no view as to, any of the aforementioned forecasts or the assumptions on which they are based. We have not conducted or been provided with any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Cairn India nor have we conducted any due diligence or made any physical inspection of the properties or assets of the Company or Cairn India. We have not evaluated the solvency or fair value of the Company or Cairn India either under the laws of India or other laws relating to bankruptcy, insolvency or similar matters.

5.	We have been informed by the Company that it has not factored any potential synergy benefits into its management forecasts and that such forecasts have been prepared on a standalone basis.

6.	With respect to the Valuation Report, we have assumed that it has been reasonably prepared on the basis of the best currently available estimates and judgments of the Valuers. We have not independently verified or validated, nor do we express any opinion on, the financial, market, technical or operating forecasts and other information or data provided to or otherwise reviewed by or discussed with us, or the views of the respective managements of the Company and Cairn India as to the future business, operations and prospects of the Company or Cairn India or any underlying assumptions with respect thereto.

7.	Our opinion is necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the actual value of the Company Shares when issued pursuant to the Transaction or the price at which the Company Shares, the Company’s depository receipts or Cairn India Shares may trade at any time subsequent to the announcement of the Transaction. In addition, we express no view on future commodity pricing and for the purposes of rendering this opinion, as the Company is aware, we have relied without independent investigation primarily on forward curve and spot pricing for oil and other commodity prices as of the date hereof, rather than consensus analyst projections.

8.	We also have assumed, with your consent, that the Transaction will be consummated in accordance with the terms described in the Draft Scheme Document and in compliance with all applicable laws and other requirements, without waiver, modification or amendment of any material term, condition or agreement meaningful to our analyses or opinion and that, in the course of obtaining the necessary regulatory, shareholders, creditor or third party approvals or consents and releases for the Transaction, no delay, limitation, restriction or condition, including any divesture requirements or amendments or modifications, will be imposed that would have an adverse effect on the Company, Cairn India or the Transaction (including the contemplated benefits thereof). We have also assumed, with the consent of Company, that obtaining the necessary governmental, regulatory, judicial or other third party approvals, consents, releases and waivers for the Transaction, including any delay or divestiture requirements or amendments or modifications, will not have an adverse effect on the Company, Cairn India or the Transaction. We have assumed, at the direction of the Company, that the final scheme document will not differ in any material respect from the Draft Scheme Document reviewed by us.

9.	We have been informed by the Company that the Transaction will be treated as a tax-free reorganization for Indian income tax purposes. We have assumed, as discussed with the Company, that the potential withholding tax liability at Cairn India associated with the reorganisation in 2006-07 of the Cairn Energy Plc group, the ultimate parent entity of Cairn India at the time of the transaction (the Cairn Parent), and the related attachment by Indian authorities of certain Cairn India shares held by the Cairn Parent, will have no material impact on the fairness, from a financial point of view, to the Company of the Revised Exchange Ratio. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company or Cairn India is or may be a party or is or may be subject or of any governmental investigation of any ongoing or possible unasserted claims or other contingent liabilities to which the Company, Cairn India or any of their respective affiliates is or may be a party or is or may be subject.

10.	We express no view or opinion as to any terms or other aspects of the Transaction (other than the Revised Exchange Ratio to the extent expressly specified herein) including, without limitation, the form or structure of the Transaction or the terms of the Company Preference Shares. We were not requested to, and we did not, participate in the negotiation of the terms of the Transaction. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Revised Exchange Ratio provided for in the Transaction, our analysis primarily relates to the relative values of the Company and Cairn India and we express no opinion or view with respect to the financial implications of the Transaction for any stakeholders, including creditors of the Company. Our opinion does not address any terms (other than the Revised Exchange Ratio to the extent expressly specified herein) or other aspects or implications of the Transaction, including, without limitation, the form or structure of the Transaction or otherwise. We express no view as to, and our opinion does not address, the underlying business decision of the Company to effect the Transaction, the impact of the Transaction on the Company or any of its affiliates, including, without limitation, possible implications on ownership structure, listing format or capital structure, the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other transaction in which the Company might engage, and the Company remains solely responsible for the commercial assumptions on the basis of which it agrees to proceed with the Transaction. Our opinion is necessarily based only upon information as referred to in this letter. As you are aware, the credit, financial and stock markets have experienced volatility and oil and certain other commodities’ prices have fallen significantly, and we express no opinion or view as to any potential effects of such volatility or price falls on the Company, Cairn India or the Transaction.

11.	We and our affiliate Lazard & Co., Limited are acting as financial adviser solely to the Company in connection with the Transaction and will receive a fee for providing this opinion. In addition, the Company has agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. We and other members of the Lazard Group (defined as Lazard Ltd and its direct and indirect subsidiaries) in the past have provided, and in the future may provide, certain investment banking services to the Company or its affiliates, for which we have received and may receive compensation. In addition, in the ordinary course, certain members of the Lazard Group and some employees within the Lazard Group may trade securities of the Company and Cairn India for their own accounts and for the accounts of their clients, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Cairn India and certain of their respective affiliates. The issuance of this opinion was approved by an opinion committee within the Lazard Group.

12.	Our engagement and the opinion expressed herein are solely for the benefit of the Board of Directors of the Company (in its capacity as such) and our opinion is rendered to the Board of Directors of the Company in connection with its evaluation of the Transaction and is not rendered to or for the benefit of, and shall not confer any rights or remedies upon, any person other than the Board of Directors of the Company. Delivery of our opinion does not create any fiduciary, equitable or contractual duties on us (including, without limitation, any duty of trust or confidence). Our opinion is not intended to, and does not, constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction or any matter relating thereto. This opinion may not be disclosed or otherwise referred to, nor may our opinion be used or relied upon by any third party for any purpose whatsoever, except: (i) with our prior written consent in each instance; (ii) as required by law or regulation to be disclosed by the Company to the concerned Indian Courts of law or any other person in relation to the aforementioned scheme of arrangement, in the Company’s shareholders’ circular related to the Transaction or pursuant to the listing agreements between the Company and the stock exchanges and the circulars issued by the Securities and Exchange Board of India; and (iii) that this opinion may be disclosed as an exhibit to a current report on Form 6-K furnished to the U.S. Securities and Exchange Commission by the Company. This opinion has been issued for the sole purpose listed in clause (ii) of the immediately preceding sentence and shall not be valid for any other purpose.

13.	Based on and subject to the foregoing, including the various assumptions and limitations referred to herein, we are of the opinion that, as of the date hereof, the Revised Exchange Ratio provided for in the Transaction is fair, from a financial point of view, to the Company.

Very truly yours,

LAZARD INDIA PRIVATE LIMITED

To

Listing Department

The National Stock Exchange of India Limited

Exchange Plaza,

Bandra Kurla Complex,

Bandra (E) Mumbai – 400 051

NSE Scrip Symbol: VEDL

Dear Sir,

Re.:	Filing of the Complaints Report under Clause 24(f) read with SEBI Circular CIR/CFD/DIL/5/2013 dated February 4, 2013

Sub:	Scheme of Arrangement between Cairn India Limited and Vedanta Limited and their respective shareholders (‘Scheme’)

Further to our application under Clause 24(f) of the listing agreement for the proposed Scheme of Arrangement between Cairn India Limited and Vedanta Limited and their respective shareholders (‘Scheme’), please find enclosed the Complaints Report for the period June 14, 2015 to July 15, 2015 as Annexure I.

We have also uploaded the Complaints Report on our website: http://www.vedantalimited.com/investor-relations/shareholder-information.aspx?category=Merger_CairnwithVedanta

We request you to take the above on record and oblige. We request you to provide necessary “No Objection” at the earliest so as to enable us to file the Scheme with the Hon’ble High Court.

If you require any clarifications/information, we would be happy to provide the same.

Thanking you,

Yours faithfully,

For Vedanta Limited

Authorised Signatory

Date: July 15, 2015

Vedanta Limited (Formerly known as Sesa Sterlite Limited / Sesa Goa Limited)

DLF Atria, Jacaranda Marg, DLF City Phase II, Gurgaon – 122 002, Haryana

T +91-124 4593000  www.vedantalimited.com

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044

ANNEXURE I

Complaints Report: From June 14, 2015 to July 15, 2015

Part A

Sr. No.	Particulars	Number
1.	Number of complaints received directly	1

2.	Number of complaints forwarded by Stock Exchange	0

3.	Total Number of complaints/comments received (1+2)	1

4.	Number of complaints resolved	1

5.	Number of complaints pending	None

Part B

Sr. No.	Name of complainant	Date of complaint	Status (Resolved/Pending)
1	Dev Kumar Kothari	June 15, 2015	Resolved

For Vedanta Limited

Authorised Signatory

July 15, 2015

Vedanta Limited (Formerly known as Sesa Sterlite Limited / Sesa Goa Limited)

DLF Atria, Jacaranda Marg, DLF City Phase II, Gurgaon – 122 002, Haryana

T +91-124 4593000  www.vedantalimited.com

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044

To

Listing Department

BSE Limited

Phiroze Jeejeebhoy Towers

Dalal Street, Fort

Mumbai 400 001

BSE Scrip Code: 500295

Dear Sir,

Re.:	Filing of the Complaints Report under Clause 24(f) read with SEBI Circular CIR/CFD/DIL/5/2013 dated February 4, 2013

Sub:	Scheme of Arrangement between Cairn India Limited and Vedanta Limited and their respective shareholders (‘Scheme’)

Further to our application under Clause 24(f) of the listing agreement for the proposed Scheme of Arrangement between Cairn India Limited and Vedanta Limited and their respective shareholders (‘Scheme’), please find enclosed the Complaints Report for the period June 14, 2015 to July 15, 2015 as Annexure I.

We have also uploaded the Complaints Report on our website: http://www.vedantalimited.com/investor-relations/shareholder-information.aspx?category=Merger_CairnwithVedanta

We request you to take the above on record and oblige. We request you to provide necessary “No Objection” at the earliest so as to enable us to file the Scheme with the Hon’ble High Court.

If you require any clarifications/information, we would be happy to provide the same.

Thanking you,
Yours faithfully,

For, Vedanta Limited

Authorised Signatory

Date: July 16, 2015

Vedanta Limited (Formerly known as Sesa Sterlite Limited / Sesa Goa Limited)

DLF Atria, Jacaranda Marg, DLF City Phase II, Gurgaon – 122 002, Haryana

T +91-124 4593000  www.vedantalimited.com

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044

ANNEXURE I

Complaints Report: From June 14, 2015 to July 15, 2015

Part A

Sr. No.	Particulars	Number
1.	Number of complaints received directly	1

2.	Number of complaints forwarded by Stock Exchange	0

3.	Total Number of complaints/comments received (1+2)	1

4.	Number of complaints resolved	1

5.	Number of complaints pending	None

Part B

Sr. No.	Name of complainant	Date of complaint	Status (Resolved/Pending)
1	Dev Kumar Kothari	June 15, 2015	Resolved

For Vedanta Limited

Authorised Signatory

July 16, 2015

Vedanta Limited (Formerly known as Sesa Sterlite Limited / Sesa Goa Limited)

DLF Atria, Jacaranda Marg, DLF City Phase II, Gurgaon – 122 002, Haryana

T +91-124 4593000  www.vedantalimited.com

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044

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IN THE HIGH COURT OF JUDICATURE AT GOA

COMPANY APPLICATION (MAIN) NO. 168 OF 2015.

READ WITH COMPANY APPLICATION NO. 44 OF 2016

In the matter of the Companies Act, 1956 and the Companies Act, 2013;

And

In the matter of Sections 100 – 103 and 391 to 394 of the Companies Act, 1956 and Section 52 of the Companies Act, 2013 and other applicable provisions of the Companies Act, 1956 and/or Companies Act, 2013, as may be applicable;

And

In the matter of the Scheme of Arrangement under Sections 391 to 394 read with Sections 100-103 of the Companies Act, 1956 and Section 52 of the Companies Act, 2013 and other applicable provisions of the Companies Act, 1956 and /or Companies Act, 2013, as may be applicable between Cairn India Limited (Transferor Company) and Vedanta Limited (Transferee Company) and their respective shareholders and creditors.

Vedanta Limited CIN No L13209GA1965PLC000044, a Company incorporated under the Companies Act, 1956 and having its registered office at Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa - 403 001	) ) )
…Applicant/Transferee Company

PROXY FORM

I/We,                                         , the undersigned Equity Shareholder/s of Vedanta Limited, the Applicant Company, do hereby appoint Mr./ Ms.                      of                      and failing him/her Mr./ Ms.                      of                      as my/our proxy, to act for me/us at the Court convened meeting of the Equity Shareholders of the Applicant Company to be held on Thursday, 8 September 2016 at 10:00 a.m. IST at Hotel Mandovi, D. B. Marg, Panaji, Goa - 403 001 for the purpose of considering and, if thought fit, approving, with or without modification, the Scheme of Arrangement of Cairn India Limited with Vedanta Limited and their respective shareholders and creditors (the “Scheme”) and at such meeting and at any adjournment or adjournments thereof, to vote, for me/us and in my/our name              (here, ‘if for’, insert ‘FOR’; ‘if against’, insert ‘AGAINST’, and in the latter case, strike out the words “either with or without modification” after the word ‘Scheme’) the said Scheme, either with or without modification*, as my/our proxy may approve.

* Strike out what is not necessary.

Dated this day of 2016
Name:	Affix one Rupee Revenue Stamp
Address:

(Signature)

No. of shares held:

(For Demat holding)

DP Id.	Client Id.
(For Physical holding)

Folio No.

Signature of
Shareholder(s):	Sole holder / First holder
Second holder
Third holder
Signature of Proxy:

Notes:

1.	Proxy need not be a member.

2.	Alterations, if any, made in the form of proxy should be initialed.

3.	Proxy must be deposited at the registered office of the Applicant Company at Sesa Ghor, 20 EDC Complex, Patto, Panaji Goa - 403 001, India, not later than 48 (Forty eight) hours before the scheduled time of the commencement of the said meeting.

4.	In case of multiple proxies, the proxy later in time shall be accepted.

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VEDANTA LIMITED

(Formerly Sesa Sterlite Limited)

CIN: L13209GA1965PLC000044

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto,

Panaji, Goa – 403 001

Phone No. +91-832 2460 600, Fax: +91-832 2460 690

Email id: comp.sect@vedanta.co.in, Website: www.vedantalimited.com

Attendance Slip

I hereby record my presence at the meeting of the Equity Shareholders of the Company, convened pursuant to the Orders dated 18 December, 2015 and 22 July, 2016 of the High Court of Bombay at Goa at Hotel Mandovi, D.B. Marg, Panaji, Goa - 403 001 on Thursday, 8 September, 2016 at 10:00 a.m. IST.

Name and Address of the Equity Shareholder
(in block letters)	:

Folio No.	:

DP ID No.*	:

Client ID No.*:	:

No. of Share(s) held	:

Full name of the Equity Shareholder / Proxy	Signature
(in block capitals)

*	Applicable for Shareholders holding Shares in dematerialised form.

Note:

Shareholders attending the meeting in person or by Proxy or through authorised representative are requested to complete and bring the attendance slip with them and hand it over at the entrance of the meeting hall.

Shareholder/Proxy holder who desire to attend the meeting should bring his / her copy of the Notice for reference at the meeting.

Members are informed that no duplicate slips will be issued at the venue of the meeting and they are requested to bring this slip for the meeting.

RAM NAGAR
JOURNALIST COLONY
ALTO- BETIM PORVORIM
Betim–Verem–Saligao Rd
Durga Temple
Reis Magos
Mandovi River
Mandovi River
Mandovi River
Nerul - Reis Magos Rd
Kekdole Beach
Reis Magos Fort
Kala Academy
INOX - Old GMC
Childrens Park
The Hotel Mandovi
$90
Immaculate Conception Church
PATTO COLONY
PATTO CENTRE
Panjim Bus Stand
Goa Museum
Ponte de Linhares Causeway
MALA
Panjim
Rua de Ourém
18th June Rd
Dayanand Bandodkar Marg
St Inez Rd
Ramchandra Naik Rd
Avenida J Silveira
SANTA INEZ
LAKE VIEW COLONY
Caculo Mall
NEUGI NAGAR
Old Hwy
The Hotel Mandovi
D.B. Marg, Panaji,
Goa - 403 001

The Hotel Mandovi
D.B. Marg, Panaji,
Goa - 403 001
a Durga Temple
Reis Magos
Nerul - Reis Margos Rd
Kekdole Beach
Magos Fort
RAM NAGAR
Betim-Verem-Saligao Rd
ALTO- BETIM PORVORIM
JOURNALIST COLONY
Mandovi River
Mandovi River
Ponte de Linhares Causeway
The Hotel Mandovi
Immaculate Conception Church
INOX - Old GMC
Childrens Park
Kala Academy
Dayanand Bandodkar Marg
Dayanand Bandodkar Marg
LAKE VIEW COLONY
SANTA INEZ
Caculo Mall
Panjim
PATTO COLONY
PATTO CENTRE
Panjim Bus Stand
Goa Museum
NEUGI NAGAR
Old Hwy
MALA
Avenida J Silveria
18th June Rd
St Inez Rd
Ramchandra Naik Rd
PWD Water Tank Altinho

VEDANTA LIMITED

(Formerly Sesa Sterlite Limited)

CIN: L13209GA1965PLC000044

Regd. Office: Sesa Ghor,

20 EDC Complex, Patto, Panaji, Goa – 403001

Phone No. +91-832 2460 600 Fax: +91-832 2460 690

Email id: comp.sect@vedanta.co.in Website: www.vedantalimited.com

POSTAL BALLOT FORM

Sr. No.

1.	Name(s) of Member(s)/Beneficial Owner(s) (in block letters) (including joint holders, if any)	:

2.	Registered address of the sole/first named Member(s)/ beneficial owner(s)	:

3.	Registered folio No./DP ID No./Client ID No*. (*Applicable to investors holding shares in dematerialised form)	:

4.	Number of shares held	:

I/We hereby exercise my / our vote in respect of the Resolution(s) to be passed through postal ballot for the business stated in the Notice of Postal Ballot issued by the Company dated 30 July, 2016 by sending my / our assent / dissent to the said resolution by placing the tick (    ) mark at the appropriate box below: -

Resolution No.	Description	No. of Equity shares	I/We assent to the Resolution (For)	I/We dissent to the Resolution (Against)
1	To approve the proposed Scheme of Arrangement of Cairn India Limited with Vedanta Limited and their respective shareholders and creditors (“Scheme”) and other related matters;
2	To approve the reduction of capital of the Company by an adjustment against / utilisation of the securities premium account of the Company and other related matters

Place:
Date:	, 2016	(Signature of the Shareholder)

Following particulars to be used only in case shareholder opts for e-voting

Details of e-voting

EVSN (Electronic Voting Sequence Number)	USER ID	PASSWORD / PIN